UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

KAYDON CORPORATION

(Name of Subject Company)

KAYDON CORPORATION

(Name of Person Filing Statement)

Common Stock, $0.10 par value per share

(Title of Class of Securities)

486587108

(CUSIP Number of Class of Securities)

Debra K. Crane

Vice President, Administration

Kaydon Corporation

Suite 300, 2723 South State Street

Ann Arbor, Michigan 48104

(734) 747-7025

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Elizabeth Noe

Paul Hastings LLP

1170 Peachtree St., Suite 100

Atlanta, GA 30309

(404) 815-2287

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

- i -

Item 1. Subject Company Information.

(a) Name and Address. The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any annexes attached hereto, this “Schedule 14D-9”) relates is Kaydon Corporation, a Delaware corporation (“Kaydon”). The address of the principal executive offices of Kaydon is Suite 300, 2723 South State Street Ann Arbor, Michigan 48104 and its telephone number is (734) 747-7025. In this Schedule 14D-9, “we,” “us,” “our,” “Company” and “Kaydon” refer to Kaydon Corporation.

(b) Securities. The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock, par value $0.10 per share, of the Company (the “Company Common Stock”). As of September 12, 2013, there were 32,201,071 shares of our common stock issued and outstanding (which includes 289,635 shares of Company Restricted Stock (as defined below) and 93,864 shares of Company Performance Shares (as defined below) outstanding as of that date).

Item 2. Identity and Background of Filing Person.

(a) Name and Address. The name, address and telephone number of Kaydon, which is the person filing this Schedule 14D-9 and the subject company, are set forth in Item 1(a) above. Our website is www.kaydon.com. The website and the information on or available through the website are not a part of this Schedule 14D-9, are not incorporated herein by reference and should not be considered a part of this Schedule 14D-9.

(b) Tender Offer. This Schedule 14D-9 relates to the tender offer (the “Offer”) by Atlas Management, Inc., a Delaware corporation (“Parent”), through its wholly owned subsidiary Dublin Acquisition Sub Inc., a Delaware corporation (“Acquisition Sub”), to purchase all of the outstanding shares of Company Common Stock, at a purchase price of $35.50 per share (the “Offer Price”), net to the seller in cash, without interest thereon and less any applicable withholding taxes. The Offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 16, 2013 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), as required by the Agreement and Plan of Merger, dated as of September 5, 2013, by and among Parent, Acquisition Sub and the Company (the “Merger Agreement”).

The Offer is described in a Tender Offer Statement on Schedule TO (together with the exhibits thereto, as amended or supplemented from time to time, the “Schedule TO”), filed by Parent and Acquisition Sub with the U.S. Securities and Exchange Commission (the “SEC”) on September 16, 2013. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO and are incorporated by reference herein. Acquisition Sub commenced (within the meaning of Rule 14d-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) the Offer on September 16, 2013. Subject to the terms and conditions of the Merger Agreement and the Offer, the Offer is scheduled to expire at 11:59 p.m., New York City time, at the end of the day on October 15, 2013, unless the Offer is extended pursuant to the Merger Agreement or as required by applicable law.

The Merger Agreement includes a “go shop” provision whereby the board of directors of the Company (the “Board”), with the assistance of its advisors, will actively solicit superior acquisition proposals from third parties for 40 calendar days following the signing of the Merger Agreement (the “Go-Shop Period”). The Company does not anticipate that it will disclose developments with respect to this solicitation process unless and until the Board has made a decision with respect to the alternative proposals, if any, it receives. No assurance can be given that the solicitation of superior proposals will result in an alternative transaction. The Company, after the Go-Shop Period, has agreed not to solicit or initiate discussions with third parties regarding other proposals to acquire the Company, and to certain restrictions on its ability to respond to any such proposals.

Concurrently with the execution of the Merger Agreement, and as a condition and inducement to the Company’s willingness to enter into the Merger Agreement, Aktiebolaget SKF, the indirect parent of Parent

(“SKF”) entered into a guaranty in favor of the Company with respect to all of the obligations of Parent and Acquisition Sub under the Merger Agreement.

Consummation of the Offer is subject to customary conditions, including, among others, (i) the valid tender of the number of Shares (which are not subsequently validly withdrawn) that would represent at least a majority of the outstanding shares of Company Common Stock; (ii) the expiration or early termination of any applicable waiting period (or any extension thereof) applicable to the consummation of the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; (iii) the clearance under certain other foreign antitrust laws relating to the purchase of shares of Company Common Stock pursuant to the Offer and the consummation of the Merger shall have been obtained or deemed to have been obtained; (iv) written confirmation from the Committee on Foreign Investment in the United States that it has completed its review (or, if applicable, investigation) under 31 C.F.R. Part 800 and 50 U.S.C. App. § 2170, each as amended (“Exon-Florio”) and determined that there are no unresolved national security concerns with respect thereto; (v) the absence of certain legal impediments to the consummation of the Merger; and (vi) the absence of any change, event or occurrence that has had or would reasonably be expected to have a material adverse effect on the Company and its subsidiaries. The Offer is not subject to a financing condition.

Under the terms of the Merger Agreement, immediately following the closing of the Offer, the parties to the Merger Agreement will take all necessary and appropriate action in order to either cause the Merger to become effective without a stockholders’ meeting in accordance with Section 251(h) of the Delaware General Corporation Law (the “DGCL”), or in the event that the top-up option provided for in the Merger Agreement has been exercised in accordance with the terms thereof (the “Top-Up Option”), to facilitate completion of the Merger under Section 253 of the DGCL. Otherwise, the Merger Agreement must be adopted by holders of a majority of the outstanding shares of Company Common Stock prior to consummation the Merger. In this event, Parent and Acquisition Sub shall take such actions as are reasonably necessary (including executing and delivering a written consent with respect to any shares of Company Common Stock owned by Parent and/or Acquisition Sub) to effect the required stockholder vote by written consent of the stockholders of the Company and to effect the Merger in compliance with applicable law.

Upon the effective time of the Merger, each share of Company Common Stock (except for shares held by (i) Parent, Acquisition Sub, the Company and its subsidiaries and (ii) stockholders who exercise their appraisal rights under Delaware law) will be canceled and converted into the right to receive the Offer Price (the “Merger Consideration”). In addition, as of the closing of the Offer:

•	each option to purchase shares of Company Common Stock (each, a “Company Option”) that is outstanding and unvested immediately prior to the closing of the Offer will become fully vested and exercisable. As of the effective time of the Merger, each Company Option that is outstanding and unexercised will be canceled in consideration for the right to receive cash consideration equal to the product of (i) the total number of shares of Company Common Stock previously subject to such Company Option as of immediately prior to the Effective Time; and (ii) the excess, if any, of the Offer Price over the exercise price per share of Company Common Stock previously subject to such Company Option, less any required withholding taxes (except that if the exercise price per share of any Company Option is equal to or greater than the per share Offer Price, the Company Option will be cancelled and terminated without any cash payment);

•

(i) each share of the Company’s restricted stock (“Company Restricted Stock”) will fully vest (and the restrictions on them will lapse), (ii) a number of shares of Company Common Stock equal to the target number of the applicable award of Company performance shares (“Company Performance Shares”) will also fully vest (and the restrictions on them will lapse, although the portion of any award that exceeds the target number will be forfeited) and (iii) the Company will issue a number of shares of Company Common Stock equal to the quotient of the accrued but unpaid cash dividends on the target number of Company Performance Shares over the Merger Consideration (“Performance Dividend Shares”). All of the vested shares of Company Restricted Stock, Company Performance Shares and

Performance Dividend Shares will be treated identically to all other shares of Company Common Stock with respect to the payment of Merger Consideration; and

•	each of the Company’s phantom shares awarded under any of its stock plans (“Company Phantom Shares”) will be converted into the right to receive the Merger Consideration.

Prior to the closing of the Offer, the Board may, subject to compliance with certain obligations described below, (i) terminate the Merger Agreement to enter into a definitive agreement with respect to a Superior Proposal (as defined in the Merger Agreement) if the Board receives a Competing Proposal (as defined in the Merger Agreement) that the Board determines constitutes a Superior Proposal, and the Board determines in good faith, after consultation with its legal advisors, that failure to take such action would be reasonably likely to be inconsistent with the directors’ fiduciary duties under applicable law; or (ii) change its recommendation to the Company’s stockholders regarding tendering into the Offer and approving the Merger and related transactions solely as a result of an Intervening Event (as defined in the Merger Agreement) if the Board determines in good faith, after consultation with its legal advisors, that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable law. The Company may not change its recommendation to the Company’s stockholders or terminate the Merger Agreement under the above “fiduciary out” unless (i) the Company gives Parent three business days’ notice (shortened to two business days’ notice in response to subsequent material amendments to any Competing Proposal) that the Company intends to take such action and provides relevant information and materials; (ii) the Company provides Parent with at least three business days (or two business days as provided above) to make a revised proposal, during which the Company must negotiate in good faith; and (iii) after such period, the Board determines in good faith, after consultation with its legal and financial advisors and taking into account any changes to the transaction documents, that the Competing Proposal continues to constitute a Superior Proposal.

The Merger Agreement contains certain termination rights for the Company and Parent. Upon termination of the Merger Agreement under specified circumstances, the Company will be required to pay Parent a termination fee of $34 million, although if the Company terminates the Merger Agreement in order to enter into a definitive agreement with respect to a Superior Offer before the expiration of the Go-Shop Period or, if the Offer has not been consummated, within 10 days of the expiration of the Go-Shop Period in connection with a Competing Proposal from, or an Alternative Acquisition Agreement (as defined in the Merger Agreement) with, an Excluded Party (as defined in the Merger Agreement), then the Company will be required to pay Parent a termination fee of $17 million. The Company will be required to reimburse third-party expenses incurred by Parent, and the Parent will be required to reimburse third-party expenses incurred by the Company, in connection with the Merger Agreement in an amount not to exceed $5.0 million, in either case, in the event that the Merger Agreement is terminated under certain circumstances. However, any payment by the Company of such expenses incurred by Parent will be offset against, and shall reduce on a dollar-for-dollar basis, any applicable termination fee, if any, that may become due and payable by the Company.

In addition to the foregoing termination rights, either party may terminate the Merger Agreement if the Merger is not consummated before January 3, 2014.

In this Schedule 14D-9, we refer to the Merger, the Offer, the Top-Up Option, if applicable, and the other transactions contemplated by the Merger Agreement, as the “Transactions.”

This summary of the Merger Agreement does not, and any other summary of any provisions of the Merger Agreement contained herein do not, purport to be complete and each is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference. The Merger Agreement is more fully described in Section 11 of the Offer to Purchase entitled “Merger Agreement; Other Agreement.”

As set forth in the Schedule TO, the principal executive offices of Parent and Acquisition Sub are 103 Foulk Road, Suite 274, Wilmington, DE 19803.

Information relating to the Offer, including this Schedule 14D-9 and related documents, can be found on the SEC’s website at www.sec.gov, or on the Company’s website at www.kaydon.com.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth or incorporated by reference in this Schedule 14D-9, including in the Information Statement of Kaydon attached to this Schedule 14D-9 as Annex I hereto, which is incorporated by reference herein (the “Information Statement”), to our knowledge, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest between (i) Kaydon or any of its affiliates, on the one hand, and (ii) (x) any of its executive officers, directors or affiliates, or (y) Parent, Acquisition Sub or any of their respective executive officers, directors or affiliates, on the other hand. The Information Statement is being furnished to our stockholders pursuant to Section 14(f) of the Exchange Act, and Rule 14f-1 promulgated under the Exchange Act, in connection with Acquisition Sub’s right pursuant to the Merger Agreement to designate persons to the board of directors of Kaydon following the time at which Acquisition Sub accepts all shares of Company Common Stock validly tendered and not validly withdrawn pursuant to the Offer (the “Acceptance Time”).

Any information that is incorporated herein by reference shall be deemed modified or superseded for purposes of this Schedule 14D-9 to the extent that any information contained herein modifies or supersedes such information.

(a) Arrangements between Kaydon and its Executive Officers, Directors and Affiliates.

The Company’s executive officers and the members of the Company Board may be deemed to have certain interests in the transactions contemplated by the Merger Agreement that may be different from or in addition to the interests of the Company’s stockholders generally, and are described below in this section. The Company Board was aware of those interests and considered that such interests may be different from or in addition to the interests of the Company’s stockholders generally, among other matters, in approving the Merger Agreement and the transactions contemplated thereby.

In March 2012, Peter C. DeChants, announced his then intention to retire. On March 5, 2012, Mr. DeChants stepped down from his position as Chief Financial Officer, and Timothy J. Heasley was appointed to succeed Mr. DeChants as Senior Vice President and Chief Financial Officer. Mr. DeChants remains with the Company as Senior Vice President, Corporate Development and Strategy. Mr. DeChants was no longer considered to be an executive officer of the Company as of February 2013.

In October 2012, Ms. Debra K. Crane notified Kaydon and its Board that she intended to retire. In May 2013, Ms. Crane stepped down from her position as General Counsel and assumed the role of Vice President, Administration and Secretary, and continues in this position as of the date of this Schedule 14D-9.

In January 2013, Anthony T. Behrman resigned as Vice President — Human Resources. Mr. Behrman forfeited the unvested portions of his restricted stock and option awards upon his departure from the Company.

For further information with respect to the arrangements between Kaydon and its executive officers, directors and affiliates described in this Item 3, please also see the Information Statement, including the information under the headings “Compensation Discussion and Analysis,” “Executive Compensation,” “Corporate Governance and Board Matters — Director Compensation.”

Outstanding Shares of Company Common Stock held by Executive Officers and Directors

If the executive officers and directors of Kaydon who own Company Common Stock tender their shares of Company Common Stock for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as the other stockholders of Kaydon. As of September 12, 2013, the executive officers and directors of Kaydon beneficially owned, in the aggregate, 293,018 shares of Company Common Stock, excluding shares of Company Common Stock issuable upon the exercise of Company Options or the vesting of Company Restricted Stock and Company Performance Shares.

The following table sets forth (i) the number of shares of Company Common Stock beneficially owned as of September 12, 2013 by each of our executive officers and directors, excluding shares of Company Common Stock issuable upon the exercise of Company Options or the vesting of Company Restricted Stock and Company Performance Shares, and (ii) the cash consideration that each executive officer and director would be entitled to receive in respect of his outstanding shares of Company Common Stock if such individual were to tender all of his outstanding shares pursuant to the Offer and those shares were accepted for purchase and purchased by Acquisition Sub.

Name	Number of Shares Owned	Cash Value of Shares Owned
Mark A. Alexander, Director	21,000	$745,500
David A. Brandon, Director	11,000	$390,500
Patrick P. Coyne, Director	9,000	$319,500
William K. Gerber, Director	7,000	$248,500
Timothy J. O’Donovan, Director	9,000	$319,500
James O’Leary, President, Chief Executive Officer and Chairman of the Board	149,275	$5,299,263
Timothy Heasley, Senior Vice President, Chief Financial Officer	1,640	$58,220
Debra K. Crane, Vice President, Administration	15,300	$543,150
Peter C. DeChants, Senior Vice President, Corporate Development and Strategy, Former Chief Financial Officer	67,042	$2,379,991
Laura M. Kowalchik, Vice President, Controller and Chief Accounting Officer	2,761	$98,016

Total	293,018	$10,402,140

Treatment of Company Options

The Company has issued Company Options pursuant to its 1999 Long Term Stock Incentive Plan, its 2003 Non-Employee Director Equity Plan and its 2013 Non-Employee Director Equity Plan.

Pursuant to the Merger Agreement, as of the closing of the Offer, each Company Option that is outstanding and unvested immediately prior to the closing of the Offer will become fully vested and exercisable. As of the effective time of the Merger, each Company Option that is outstanding and unexercised will be canceled in consideration for the right to receive cash consideration equal to the product of (i) the total number of shares of Company Common Stock previously subject to such Company Option as of immediately prior to the Effective Time; and (ii) the excess, if any, of the Offer Price over the exercise price per share of Company Common Stock previously subject to such Company Option, less any required withholding taxes. As of September 12, 2013, there were 806,365 Company Options outstanding with a weighted average exercise price per share of $27.79.

The following table sets forth, as of September 12, 2013, the cash consideration that each executive officer and director would be entitled to receive in respect of his or her outstanding Company Options (on a pre-tax basis) at the Effective Time pursuant to the Merger Agreement. The table does not reflect any outstanding Company Options with an exercise price greater than the Offer Price.

Name	Number of Shares of Common Stock Subject Company Options	Weighted Average Exercise Price Per Share	Consideration Payable in Respect of Company Options
Mark A. Alexander	21,473	$25.01	$225,162
David A. Brandon	31,973	$23.76	$375,207
Patrick P. Coyne	21,473	$25.01	$225,162
William K. Gerber	21,473	$25.01	$225,162
Timothy J. O’Donovan	29,973	$24.46	$330,847
James O’Leary	492,000	$28.65	$3,369,110
Timothy Heasley	27,000	$25.91	$258,870
Debra K. Crane	18,000	$23.56	$214,965
Peter C. DeChants	40,000	$22.66	$513,450
Laura M. Kowalchik	12,000	$24.50	$132,000

Total	715,365		$5,869,935

Treatment of Company Restricted Stock

The Company has issued Company Restricted Stock pursuant to its 1999 Long Term Stock Incentive Plan, its 2003 Non-Employee Director Equity Plan and its 2013 Non-Employee Director Equity Plan.

Pursuant to the Merger Agreement, as of the closing of the Offer, each share of Company Restricted Stock will become fully vested, and the restrictions on them will lapse. All such vested shares of Company Restricted Stock will be treated identically to all other shares of Company Common Stock with respect to the payment of Merger Consideration. As a result, at the Effective Time, each share of Company Restricted Stock will be canceled and converted into the right to receive the Merger Consideration, less any required withholding taxes.

The following table sets forth, as of September 12, 2013, the cash consideration that each executive officer and director would be entitled to receive in respect of his or her outstanding Company Restricted Stock (on a pre-tax basis) at the Effective Time pursuant to the Merger Agreement.

Name	Number of Shares Underlying Vested and Unreleased	Total Value from Company Restricted Stock
Mark A. Alexander	1,956	$69,438
David A. Brandon	1,956	$69,438
Patrick P. Coyne	1,956	$69,438
William K. Gerber	1,956	$69,438
Timothy J. O’Donovan	1,956	$69,438
James O’Leary	83,400	$2,960,700
Timothy Heasley	15,400	$546,700
Debra K. Crane	11,800	$418,900
Peter C. DeChants	15,100	$536,050
Laura M. Kowalchik	9,200	$326,600

Total	144,680	$5,136,140

Treatment of Company Performance Shares

The Company has issued Company Performance Shares to certain executive officers and other employees pursuant to its 1999 Long Term Stock Incentive Plan.

Pursuant to the Merger Agreement, as of the closing of the Offer, a number of shares equal to the target number of the applicable award of Company Performance Shares will become fully vested, and the restrictions on them will lapse. In addition, the Company will issue Performance Dividend Shares equal to quotient of the accrued but unpaid cash dividends on the target number of Company Performance Shares over the Merger Consideration. All of the vested shares of Company Performance Stock and Performance Dividend Shares payable on Company Performance Shares will be treated identically to all other shares of Company Common Stock with respect to the payment of Merger Consideration. As a result, at the Effective Time, each Company Performance Share and each Performance Dividend Share will be canceled and converted into the right to receive the Merger Consideration, less any required withholding taxes.

The following table sets forth, as of September 12, 2013, the cash consideration that each executive officer would be entitled to receive in respect of his or her outstanding Company Performance Stock and related Performance Dividend Shares (on a pre-tax basis) at the Effective Time pursuant to the Merger Agreement.

Name	Number of Shares Underlying Company Performance Shares	Total Value from Company Performance Shares
James O’Leary	44,371	$1,575,171
Timothy Heasley	12,828	$455,394
Debra K. Crane	4,005	$142,178
Peter C. DeChants	—	$—
Laura M. Kowalchik	5,721	$203,096

Total	66,925	$2,375,839

Treatment of Company Phantom Shares

The Company has issued Company Phantom Shares to certain directors pursuant to its 1999 Long Term Stock Incentive Plan and its 2001 Director Deferred Compensation Plan.

Pursuant to the Merger Agreement, as of the closing of the Offer, each Company Phantom Share will be converted into the right to receive a payment at the Effective Time equal to the Merger Consideration, less any required withholding taxes.

The following table sets forth, as of September 12, 2013, the cash consideration that each executive officer and director would be entitled to receive in respect of his or her outstanding Company Phantom Shares (on a pre-tax basis) at the Effective Time pursuant to the Merger Agreement.

Name	Number of Company Phantom Shares(1)	Total Value from Company Phantom Shares
Mark A. Alexander	4,386.09	$155,706
David A. Brandon	—	$—
Patrick P. Coyne	9,349.94	$331,923
William K. Gerber	—	$—
Timothy J. O’Donovan	—	$—
James O’Leary	—	$—

Total	13,736.03	$487,629

(1)	On September 30, 2013, we expect to issue 24.71 additional Phantom Shares to Mr. Alexander and 52.68 additional Phantom Shares to Mr. Coyne, which would entitle them to an additional $877.20 and $1870.14 at the closing of the Offering, respectively.

Employment Arrangements; Change-in-Control Compensation Agreements

The Company is party to an employment agreement with Mr. O’Leary and to change-in-control compensation agreements (“CICC Agreements”) with Messrs. DeChants and Heasley, Ms. Crane and Ms. Kowalchik.

The terms of Mr. O’Leary’s employment agreement were derived through arms-length negotiations with him to recruit him from his then current position and to provide a replacement for elements of compensation he was then receiving consistent with the Company’s compensation philosophy. The basic terms of this agreement were negotiated and the contract was executed in March 2007.

Mr. O’Leary’s employment agreement and the CICC Agreements provide for payments upon a qualifying termination of employment following a change-in-control to the executive officer subject to such agreements.

If at any time during the period beginning with the commencement of an attempt to affect a change-in-control and ending within three years after a change-in-control occurs, Mr. O’Leary’s employment is terminated by Kaydon other than for Cause (as defined in his employment agreement), or if he voluntarily terminates his employment for Good Reason (as defined in his employment agreement), he will be entitled to receive:

•	certain accrued obligations and other accrued benefits including an amount equal to the greater of his highest annual bonus paid during the three prior years and the target bonus for the year of termination prorated for the year through the date of termination; plus

•	an amount equal to three times the sum of (a) his current annual base salary plus (b) the higher of his highest annual bonus paid during the three prior years, or the target bonus for the year of termination; and

•	he will also continue to participate in Kaydon’s benefit plans until the earlier of the three year anniversary of such termination or the date he becomes employed elsewhere.

In addition, in such a circumstance, all stock options, restricted stock awards, long-term incentive plan awards and any other benefits that are subject to vesting based on continued employment shall automatically become vested, unrestricted and/or exercisable, as the case may be. Mr. O’Leary will also be entitled to full outplacement services up to a maximum of $50,000 and a lump sum payment of the actuarial value of his accrued benefit under the Kaydon Supplemental Executive Retirement Plan (“SERP”). Mr. O’Leary will also be entitled to an additional “gross-up” payment to offset the effect, if any, of the excise tax required by Section 4999 of the Internal Revenue Code being imposed and the state and federal income and employment taxes resulting from the additional excise tax imposed on such lump sum payment. If Mr. O’Leary is required to incur attorneys’ fees and expenses to enforce his rights under his employment agreement, the Company will also reimburse the person for such amounts.

The named executive officers subject to CICC Agreements would likely be among those executives involved in due diligence decisions regarding and/or successful implementation of acquisition activity and at risk for job loss if a change-in-control occurs. The CICC Agreements are intended to encourage management to remain with the Company and to continue to devote full attention to Kaydon’s business during any potential change-in-control activity. The CICC Agreements require a double trigger of both commencement of an effort to effect a change-in-control and a qualifying termination of employment for the payment of termination benefits, designed to protect the executive from unexpected job loss precipitated by a change-in-control, while preventing excessive benefit from a change-in control where a job loss does not occur. In the case of a qualifying termination of employment of the executive during the period beginning with the commencement of an attempt to affect a change-in-control and ending within three years after a change-in-control, then the Company will provide the executive with the following amounts:

•	a lump sum payment equal to one times (or, in the case of Mr. DeChants, three times; and in the case of Mr. Heasley, two times) the greater of (a) base salary for the year in which termination occurs, or (b) base salary for the preceding calendar year; plus a lump sum payment equal to one times (or, in the case of Mr. DeChants, three times; and in the case of Mr. Heasley, two times) the greater of (a) the average bonus paid over the most recent three-year period or (b) the target bonus level in effect for the year in which termination occurs;

•	all amounts to which the person is entitled under the Kaydon incentive compensation plans, including awards for the prior year that have not been paid at the time of termination plus 1/12 of the greater of (a) the projected incentive plan award for the year in which termination occurs or (b) the person’s incentive award for the most recently ended year, for each full or partial month prior to termination in the year of termination; and

•	continued coverage under the life insurance, medical and dental insurance and accident and disability insurance plans of Kaydon until the earlier of (a) one year, or, in the case of Mr. DeChants, three years, from the date of termination of employment, (b) normal retirement date or (c) the date on which the person obtains comparable insurance at no greater cost to the person than was the case at Kaydon (the one year (or, in the case of Mr. DeChants, three year) limit does not apply to terminated executives that are 55 or older at the time of the change-in-control and are fully vested under the Retirement Plan, which would include Mr. DeChants and Ms. Crane who would receive benefits until the normal retirement date at age 65).

In addition, the CICC Agreements provide for immediate acceleration of vesting and exercisability of all outstanding stock option, stock appreciation rights, restricted stock awards or other similar incentive compensation rights, full outplacement services subject to a maximum cost of 15% of the person’s base salary for the year preceding the year of termination and, in the case of Mr. DeChants and Ms. Crane, an additional “gross-up” payment to offset the effect, if any, of the excise tax required by Section 4999 of the Internal Revenue Code being imposed and the state and federal income and employment taxes resulting from this additional excise tax imposed on such lump sum payment. If the terminated executive is required to incur attorneys’ fees and expenses to enforce his rights under the CICC Agreement, the Company will also reimburse the person for such amounts.

For purposes of Mr. O’Leary’s employment agreement and the CICC Agreements, except as otherwise provided in such agreements for certain purposes, such as for benefits payable under the SERP, a “Change-in-Control” means any of the following:

1.	The failure of the Continuing Directors at any time to constitute at least a majority of the members of the Board of Directors;

2.	The acquisition by any Person (as that term is used in Section 13(d)(3) of the Exchange Act) other than an Excluded Holder of beneficial ownership of 20% or more of the voting power of Kaydon’s outstanding securities;

3.	The approval by the Kaydon stockholders of a reorganization, merger or consolidation unless with a “Permitted Successor”; or

4.	The approval by Kaydon stockholders of a complete liquidation or dissolution of the Company or the sale of all or substantially all of its assets other than to a Permitted Successor.

With respect to Mr. O’Leary’s employment agreement, for determining benefits under the SERP, and with respect to the CICC Agreements for determining SERP benefits and other certain purposes, the definition of a “Change-in-Control” means any of the following:

1.	The failure of the Continuing Directors within any 12-month period to constitute at least a majority of the members of the Board;

2.	The acquisition by any person (within the meaning of Rule 13(d)(3) of the Exchange Act) of the Company’s stock representing more than 50% of the total fair market value or total voting power of the Company’s outstanding stock;

3.	The date any Person acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such Person) stock of the Company possessing 30% or more of the total voting power of the Company’s outstanding stock; or

4.	The date any Person (other than a Permitted Successor) acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such Person) substantially all of the assets of the Company (or, in the case of the CICC Agreements, the date any Person (other than a Permitted Successor) acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such Person), assets of the Company that have a total gross fair market value equal to or more than 40% of the total gross fair market value of all the assets of the Company immediately before such acquisition).

A “Continuing Director” (except as otherwise provided for purposes of SERP and certain other benefits) is a director approved by two-thirds of the individuals then constituting the Board of Directors. A “Permitted Successor” is a corporation which satisfies the following criteria: 60% or more of the common stock (or, in the case of the CICC Agreements, 50% in an asset sale) is owned by substantially all of the persons who were owners of Kaydon’s stock immediately prior to the change-in-control; no other person directly or indirectly owns 20% or more of outstanding common stock; and the majority of the Board of Directors is comprised of Continuing Directors. A “Permitted Successor” for purposes of SERP and, in the case of the CICC Agreements, certain other benefits, is an entity which satisfies the following criteria: a shareholder of the Company (immediately before the asset transfer) in exchange for or with respect to its stock in the Company; a subsidiary; a person that owns 50% or more of the Company’s outstanding stock; or an entity, at least 50% of the total value or voting power of which is owned by a person described (in paragraph 3 above) in the definition of Change-in-Control.

Golden Parachute Compensation

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of our named executive officers that is based on or otherwise relates to the Offer and the Merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules. The table below assumes that the Effective Time and the necessary change-in-control triggering event under Mr. O’Leary’s employment agreement and the CICC Agreements each occurred on October 31, 2013, and that the employment of Mr. O’Leary was terminated other than for Cause and that there was a qualifying termination of employment of the other named executive officers on such date. The amounts set forth in the table are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this Schedule 14D-9 and in the narrative that follows the table. As a result, the actual amounts, if any, that a named executive officer receives may materially differ from the amounts set forth in the table. For a narrative description of the terms and conditions applicable to the payments quantified in the table below, see “Employment Arrangements; Change-in-Control Compensation Agreements” above.

Benefits and Payments Upon a Change-in-Control	J. O’Leary	T. Heasley	P. DeChants	D. Crane	L. Kowalchik
Base salary(1)	$2,100,000	$600,000	$855,000	$235,000	$230,000
Bonus payment(1)	$4,200,000	$360,000	$513,000	$105,600	$138,000
Accrued benefits/incentive compensation(1)	$1,166,027	$147,907	$140,512	$86,910	$113,395
Actuarial value of SERP benefits(2)	$10,018,941	n/a	n/a	n/a	n/a
Number of stock options vested(3)	135,000	24,000	9,000	11,700	10,800
and value upon termination(4)	$1,545,220	$233,400	$129,510	$144,243	$118,752
Number of shares of restricted stock vested	83,400	15,400	15,100	11,800	9,200
and value upon termination(5)	$2,960,700	$546,700	$536,050	$418,900	$326,600
Number of performance shares	44,371	12,828	0	4,005	5,721
and value on termination(5)	$1,575,200	$455,420	$0	$142,200	$203,100
Outplacement services	$50,000	$45,000	$42,750	$35,250	$34,500
Value of insurance benefits(6)	$33,925	$13,215	$37,949	$138,300	$11,867
Excise tax gross-up payments	$4,312,604	n/a	n/a	n/a	n/a

Total	$27,962,617	$2,401,642	$2,254,771	$1,306,403	$1,176,214

Notes:

(1)	Reflects salary, bonus and incentive compensation payments due in the event of the executives’ termination under the terms of their CICC Agreements or Mr. O’Leary’s employment agreement, as applicable.
(2)	Upon a change in control, Mr. O’Leary is entitled to an accelerated lump-sum of his SERP benefit, or $10,018,941. This amount is based on 23.33 years of service, which includes discretionary service of 16.67 years awarded under the SERP through October 31, 2013.
(3)	See “— Treatment of Company Options” above for more information.
(4)	Represents the difference in the option exercise price as reflected in “Treatment of Company Options” above and Offer Price, but only to the extent the option exercise prices are less than the Offer Price.
(5)	Calculated using the Offer Price. Reflects shares of Company Restricted Stock and Company Performance Shares that would vest on a change-in-control under the terms of the executives’ CICC Agreement, or Mr. O’Leary’s employment agreement, as the case may be. Company Performance Shares represent the number of performance-based shares vested at target, including the effect of Dividend Performance Shares.
(6)	Represents health insurance, short-term and long-term disability insurance, and, in the case of Mr. O’Leary, life insurance premiums. Assumes costs increase 10% per year, and Mr. O’Leary receives insurance coverage for three years; Mr. DeChants and Ms. Crane receive insurance coverage until the Normal Retirement Age (as defined in the Retirement Plan); and the other executives receive insurance coverage for one year.

Employee Benefits

As of the Effective Time, Parent will assume and honor (or will cause the Surviving Corporation to assume and honor) any collective bargaining agreements covering Company employees in the United States to which the Company is a party. During the one-year period starting at the Effective Time, Parent will provide or (or will cause the Surviving Corporation to provide) to employees of the Company and any of its subsidiaries whose terms and conditions of employment are not governed by any collective bargaining agreements a base salary or wage rate at least equal to that employees’ base salary or wage rate in effect as of immediately prior to the Effective Time and compensation and benefits (excluding equity-based compensation and benefits provided under any defined benefit pension plan) that are, in the aggregate for all such employees as a group, no less favorable than the compensation and benefits being provided to such employees immediately prior to the Effective Time.

To the extent not paid prior to the Effective Time, Parent will pay (or will cause the Surviving Corporation to pay) to each Company employee who is otherwise entitled to an annual cash bonus for the 2013 bonus year an annual cash bonus for the 2013 bonus year at the time such annual cash bonus would otherwise be paid in the ordinary course of business in accordance with the terms of the applicable company benefit plan, at a level based on the Company’s or applicable business unit’s full year performance, as established and calculated by the Company for financial statement purposes as of June 29, 2013. Any Company employee whose employment with the Company, Parent or their affiliates is terminated following the Effective Time but prior to December 31, 2013 without “Cause” (within the meaning of the Company’s severance plan as in effect as of the date of the Merger Agreement) will receive an annual cash bonus, prorated based on the number of full months employed during the 2013 bonus year. In addition, certain Company employees will be eligible for other severance benefits including those noted above.

Potential for Future Arrangements

To our knowledge, except for certain agreements described in this Schedule 14D-9 between Kaydon and its executive officers and directors, no employment, equity contribution or other agreement, arrangement or understanding between any executive officer or director of Kaydon, on the one hand, and Parent, Acquisition Sub, any of their affiliates or Kaydon, on the other hand, existed as of the date of this Schedule 14D-9, and neither the Offer nor the Merger is conditioned upon any executive officer or director of Kaydon entering into any such agreement, arrangement or understanding.

It is possible that certain members of our current management team will enter into new employment arrangements with the Surviving Corporation after the completion of the Offer and the Merger. Such arrangements may include the right to purchase or participate in the equity of Acquisition Sub or its affiliates. Any such arrangements with the existing management team are currently expected to be entered into after the completion of the Offer and will not become effective until after the Merger is completed, if at all. There can be no assurance that any parties will reach an agreement on any terms, or at all.

Indemnification of Directors and Officers; Insurance

The Merger Agreement provides that, from the Effective Time through the sixth anniversary of the Effective Time, the Parent will cause the certificate of incorporation and bylaws of the Surviving Corporation to contain provisions no less favorable with respect to indemnification and limitation of liabilities of the current or former directors and officers of the Company and its subsidiaries and advancement of expenses than are set forth in the date of Merger Agreement in the certificate of incorporation and the bylaws to the extent permitted by applicable law.

The Merger Agreement provides that the Company will (or, if the Company is unable to, Parent will cause the Surviving Corporation as of the Effective Time to) obtain and fully pay the premium for the non-cancellable extension of the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies and the Company’s existing fiduciary liability insurance policies (collectively, the “D&O Insurance”), in each case for a claims reporting or discovery period of at least six years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to D&O Insurance with terms, conditions, retentions and limits of liability that are no less favorable in the aggregate than the coverage provided under the Company’s existing policies.

If the Company or the Surviving Corporation for any reason fails to obtain such “tail” insurance policies as of the Effective Time, (i) the Surviving Corporation will continue to maintain in effect, for a period of at least six years from and after the Effective Time, the D&O Insurance in place as of the date of the Merger Agreement with the Company’s current insurance carrier or with an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to D&O Insurance with terms, conditions, retentions and limits of liability that are no less favorable in the aggregate than the coverage provided under the Company’s existing policies as of the date of this Agreement, or (ii) Parent shall provide comparable D&O Insurance, for a six-year period, with terms and conditions that are no less favorable than the existing policies. In accordance with the Merger Agreement, Parent or the Surviving Corporation will not be required to pay any annual premium for the D&O Insurance or any substitutes with respect thereto in excess of 300% of the current annual premium; and, if the annual premiums of such coverage exceed such amount, the Surviving Corporation shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.

Representation on the Board of Directors

Upon the Acceptance Time and all times thereafter, Acquisition Sub has the right to elect or designate a certain number of directors (the “Acquisition Sub Designees”) to our board of directors. The Merger Agreement also provides that in the event that the Acquisition Sub Designees are elected or designated to the board of directors of Acquisition Sub, then, until the Effective Time, our board of directors shall have at least three directors who are directors on or prior to the date of the Merger Agreement and not officers, directors, or employees of Parent or Acquisition Sub or any of their Affiliates each of whom shall be an “independent director” as defined by the New York Stock Exchange Listing Rule 303A and eligible to serve on our audit committee under the Exchange Act and rules and regulations of the New York Stock Exchange, and at least one of whom shall be an “audit committee financial expert” as defined in Items 407(d)(5)(ii) and (iii) of Regulation S-K.

The foregoing summary concerning representation on the board of directors of Kaydon does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

(b) Arrangements with Acquisition Sub and Parent and their Affiliates.

Merger Agreement

The summary of the Merger Agreement and the description of the terms and conditions of the Offer, the Merger and the related procedures and withdrawal rights contained in the Offer to Purchase, which is being filed as Exhibit (a)(1)(A) to the Schedule TO and Exhibit (a)(1)(A) to this Schedule 14D-9, are incorporated in this Schedule 14D-9 by reference. Such summary and descriptions are qualified in their entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

The Merger Agreement governs the contractual rights among the Company, Parent and Acquisition Sub in relation to the Offer and the Merger. The Merger Agreement has been filed as an exhibit to this Schedule 14D-9 to provide Company stockholders with information regarding its terms. It is not intended to provide any other factual information about the parties. In particular, the representations, warranties and covenants set forth in the Merger Agreement were made for purposes of the Merger Agreement and are subject to qualifications and limitations agreed to by the respective parties in connection with negotiating the terms of the Merger Agreement, including information contained in confidential disclosure schedules that the parties exchanged in connection with signing the Merger Agreement. Accordingly, investors and security holders should not rely on such representations and warranties as characterizations of the actual state of facts or circumstances, since they were only made as of a specific date and are modified in important part by the underlying disclosure schedules. In addition, certain representations and warranties may be subject to a contractual standard of materiality different from what might be viewed as material to stockholders, or may have been used for purposes of allocating risk between the respective parties rather than establishing matters of fact. Moreover, information concerning the subject matter of such representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s or Parent’s public disclosures.

Guaranty

Concurrently with the execution of the Merger Agreement, and as a condition and inducement to the Company’s willingness to enter into the Merger Agreement, SKF entered into a guaranty in favor of the Company (the “Guaranty”) with respect to all of the covenants, obligations, undertakings, and liabilities for damages and otherwise of Parent and Acquisition Sub under the Merger Agreement.

The obligations of SKF under the Guaranty are subject to certain customary conditions as set forth more fully therein. This summary is qualified in its entirety by reference to the Guaranty, a copy of which is filed as Exhibit (d)(3) to the Schedule TO and is incorporated herein by reference.

Confidentiality Agreement

On October 16, 2012, SKF and Kaydon entered into a Confidentiality Agreement (the “Confidentiality Agreement”). Under the terms of the Confidentiality Agreement, SKF agreed that, subject to certain exceptions, any non-public information regarding Kaydon and its subsidiaries or affiliates furnished to SKF or to its representatives for the purposes of evaluating a potential transaction between the parties would, for a period of three years from the date of the Confidentiality Agreement, be kept confidential, except as provided in the Confidentiality Agreement. Additionally, SKF further agreed that, subject to certain exceptions, SKF would not solicit for employment any employee of Kaydon for a period of 18 months from the date of the Confidentiality Agreement. SKF also agreed, among other things, to certain “standstill” provisions which prohibit SFK and its representatives from taking certain actions involving or with respect to Kaydon (except that SKF may submit a private proposal to us) for a period of 18 months from the date of the Confidentiality Agreement, subject to certain limited exceptions.

This summary of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, which has been filed as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated herein by reference.

Item 4. The Solicitation or Recommendation.

At a meeting of the Company Board held on September 4, 2013, after careful consideration of relevant factors, including a review of the Offer and the Merger with the assistance of the Company’s management and legal and financial advisors, the directors of the Company Board unanimously resolved, among other things, to (i) approve and declare advisable the Merger Agreement and the Transactions, (ii) declare that it is in the best interests of the stockholders of the Company that the Company enter into the Merger Agreement and consummate the Transactions on the terms and subject to the conditions set forth in the Merger Agreement, (iii) recommend that the stockholders of the Company accept the Offer and tender their shares of Company Common Stock to Acquisition Sub in the Offer, (iv) direct that the adoption of the Merger Agreement be submitted as promptly as practicable to a vote at a meeting of the stockholders of the Company, if required by applicable law, (v) recommend that the stockholders of the Company adopt the Merger Agreement, if required by applicable law, and (vi) approve the Top-Up Option and the issuance of the shares of Company Common Stock in connection with the exercise, if applicable, of the Top-Up Option.

Accordingly, and for other reasons described in more detail under “BACKGROUND OF OFFER AND MERGER” AND “REASONS FOR RECOMMENDATION,” the members of the Company Board unanimously recommend that you accept the Offer, tender your shares pursuant to the Offer and, if necessary, approve and adopt the Merger Agreement.

A copy of the press release of the Company, dated September 5, 2013, announcing the Merger Agreement, the Offer and the Merger, is filed as Exhibit (a)(1)(F) to this Schedule 14D-9 and is incorporated herein by reference.

(i) Background of Offer and Merger

The Board and senior management of Kaydon over the past several years have reviewed Kaydon’s long-term strategic plan and potential strategic alternatives, all with the goal of maximizing stockholder value. Kaydon from time to time has discussed with third parties, including SKF, potential strategic transactions involving Kaydon. In particular, at various times since mid-2010, representatives of Kaydon, including Mr. James O’Leary (Kaydon’s President and Chief Executive Officer) held discussions with representatives of SKF, including Mr. Tom Johnstone (SKF’s President and Chief Executive Officer), relating to possible transactions between the companies. The initial conversations between the parties focused on possible opportunities to work together through joint ventures or other contractual arrangements, including discussions relating to a potential joint venture for the design and manufacture of slewing rings. Following each meeting between Kaydon and SKF, Mr. O’Leary would regularly update the Board regarding his ongoing discussions with SKF.

In June 2011, Mr. O’Leary met with Mr. Poul Jeppesen (SKF’s President, USA), Mr. Joacim Fogelström (SKF’s Director Actuation & Motion Control) and Mr. Christophe Bonnin (SKF’s Global Project Manager) in Monterrey, Mexico, where they toured Kaydon’s slewing ring bearings manufacturing facility. During the meeting, representatives from Kaydon and SKF continued to discuss the possibility of a joint venture for the design and manufacture of slewing rings.

Between June 2011 and January 2012, members of the management of SKF and Kaydon had several discussions and in-person meetings (including a meeting at SKF’s headquarters in Gothenburg, Sweden) about the potential joint venture involving slewing rings and engaged in negotiations about the terms of a potential partnering arrangement.

In January 2012, at a dinner at the airport in Detroit, Michigan, Mr. Johnstone provided Mr. O’Leary with a written outline of SKF’s views regarding the structure of a combined company based on Kaydon’s publicly available information.

On February 22, 2012, Mr. O’Leary reviewed with the Board the discussions between himself and Mr. Johnstone in Detroit. The Board considered the information Mr. O’Leary presented, and decided that the best course for Kaydon at the time was to continue on a stand-alone basis. In preparation for this meeting, Mr. O’Leary asked Barclays Capital Inc. (“Barclays”), with whom Kaydon had a long-standing relationship, to assist in analyzing potential opportunities. At the meeting, Barclays reviewed with the Board its perspectives on Kaydon in the context of the current mergers and acquisitions market conditions, shareholder activism trends, and its views on recapitalization alternatives, including special dividends and share repurchases.

Between February 2012 and August 2012, representatives of Kaydon and SKF again continued to discuss the possibility of a joint venture, but the discussions did not proceed to the negotiation of a transaction.

On August 12, 2012, Mr. O’Leary met Mr. Johnstone and Mr. Jeppesen for dinner in Chicago, Illinois to continue to discuss a potential joint venture with respect to slewing rings. During this meeting, Mr. Johnstone also spoke about the appropriate process for presenting to Kaydon SKF’s interest in acquiring Kaydon, and Mr. Johnstone broadly discussed the valuation of a potential business combination between Kaydon and SKF.

Soon after this meeting, Kaydon engaged Paul Hastings LLP (“Paul Hastings”), Kaydon’s outside corporate and securities counsel, to advise it in connection with further discussions of a possible transaction between Kaydon and SKF.

On August 30, 2012, representatives from Paul Hastings gave a presentation to the Board regarding its fiduciary duties to Kaydon’s stockholders and related issues.

On September 3, 2012, Mr. O’Leary, while in Europe on other Kaydon business, met with Mr. Johnstone in London, England. During the meeting, Mr. O’Leary and Mr. Johnstone discussed SKF’s interest in a potential combination of SKF and Kaydon. During the meeting, Mr. Johnstone indicated that his management team had placed an initial estimated stand-alone value of Kaydon of approximately $28.00 to $29.00 per share. Mr. O’Leary indicated that the proposed valuation, in his and the Board’s opinion, did not properly reflect the value of the business and prospects of Kaydon, but that Kaydon would be willing to enter into more substantive negotiations with SKF and to further discussions by providing access to non-public information if SKF was willing to enter into a non-disclosure agreement with Kaydon.

Soon after this meeting, Kaydon selected Barclays to serve as its financial advisor in connection with a possible transaction between Kaydon and SKF. The Board chose Barclays due to Kaydon’s ongoing relationship with Barclays over the past several years, including with respect to advising Kaydon on other significant transactions and Kaydon’s capital restructuring.

In early October 2012, representatives of Paul Hastings sent a draft confidentiality agreement to Reed Smith LLP (“Reed Smith”), SKF’s legal advisors. Over the course of the next several days, representatives of Paul Hastings and Reed Smith negotiated the draft confidentiality agreement along with their respective clients and the agreement was executed on October 16, 2012.

On October 24, 2012, Mr. O’Leary reported to the Board regarding Kaydon’s continuing discussions with SKF regarding potential synergistic partnerships, joint ventures or other business combinations with SKF and other organizations.

On November 28, 2012, senior members of the management of SKF met with Kaydon’s senior management at a dinner in New York City and, beginning on the morning of November 29, 2012, senior members of the management of SKF and Kaydon’s senior management, together with their respective outside counsel, met to discuss a potential transaction and Kaydon delivered several presentations on its business, operations and market trends as well as the potential synergies of a combined company, and SKF delivered a presentation providing a general overview of its business. Representatives of Paul Hastings and Reed Smith were in attendance at these meetings.

On December 4, 2012, representatives from Paul Hastings gave an additional presentation to the Board regarding its fiduciary duties to Kaydon’s stockholders and related issues pertaining to the possible transaction with SKF. Mr. O’Leary also asked representatives from Barclays to review the value implications of management’s strategic plan, which Barclays subsequently provided to management in early January 2013.

During December 2012, Kaydon received several additional due diligence requests from SKF, and Kaydon responded to these requests.

On January 16, 2013, Mr. O’Leary met with Mr. Johnstone in Detroit, Michigan. During the meeting, Mr. Johnstone advised that, after the presentation in November and further review of Kaydon, the potential deal value could be approximately $32.00 to $33.00 per share of common stock. Mr. Johnstone indicated that this increased valuation reflected expected synergies from the combination. Mr. O’Leary indicated that, in his and the Board’s opinion, the revised valuation did not adequately reflect the long-term prospects of Kaydon’s business and agreed to provide additional information that he believed would be meaningful to SKF in this regard.

On February 20, 2013, Mr. O’Leary reported to the Board on the ongoing discussions between himself and Mr. Johnstone.

Between February 2012 and March 2013, Kaydon received several additional due diligence requests from SKF, and Kaydon responded to these requests.

On March 1, 2013, Mr. Johnstone received additional information from Mr. O’Leary regarding Kaydon’s long-term prospects.

On March 20, 2013, Mr. Johnstone orally indicated to Mr. O’Leary that SKF could enhance their preliminary valuation range to $32.00 to $34.00 per share, based on the review of additional information Kaydon provided to SKF over the previous two-month period, but that SKF would need to review additional information to support this valuation. Mr. O’Leary indicated that the proposed valuation, in his and the Board’s opinion, again did not properly reflect the business and prospects of Kaydon, but that Kaydon was willing to share additional information if SKF was willing to consider a higher price range.

On March 21, 2013, Mr. Johnstone called Mr. O’Leary and indicated that SKF’s preliminary valuation range was still at $32.00 to $34.00 per share, and a due diligence conference call scheduled for March 22, 2013 was cancelled. There were no further discussions between the parties until May 11, 2013, when Mr. Johnstone contacted Mr. O’Leary seeking to resume discussions.

On May 8, 2013, at a regularly scheduled meeting of the Board at which Paul Hastings and Barclays were in attendance, Mr. O’Leary led a discussion regarding the status of discussions with SKF regarding a potential synergistic partnership, joint venture or other potential business combination with SKF. Representatives of Paul Hastings reviewed for the Board the appropriate considerations of public companies in the mergers and acquisition context, including in the context of a merger or sale of the controlling interest in Kaydon, and the applicable legal standards, including the business judgment rule. Also at this meeting, Barclays reviewed with the Board its perspectives on Kaydon in the context of the current mergers and acquisitions market conditions and shareholder activism trends and its preliminary valuation perspectives on Kaydon.

Following the conversation between Mr. O’Leary and Mr. Johnstone on May 11, 2013 described above, Mr. O’Leary provided an update to the rest of the members of the Board, and from late May to the end of June 2013, a number of conversations occurred between J.P. Morgan Limited (“JP Morgan”), SKF’s financial advisors, and Barclays concerning valuation, due diligence and other factors relating to a potential transaction. In addition, during this time, Kaydon received several due diligence requests from SKF and representatives of Kaydon and SKF discussed the possibility of another due diligence session.

On July 12, 2013, Mr. O’Leary and Mr. Johnstone spoke to discuss next steps in the process and they agreed to meet after Kaydon’s second quarter results were released.

On July 29 and 30, 2013, Mr. O’Leary, Mr. Johnstone and other senior members of management of both companies, met in New York City and discussed the business and operations of Kaydon and the process for SKF to submit an offer. Also in attendance at these meetings were the outside legal counsel and financial advisers for Kaydon and SKF. During these meetings, SKF received additional clarity concerning Kaydon’s expected 2013 operating results and future business plans, and the status of its ongoing restructuring

On August 9, 2013, after a call from Mr. Johnstone, Mr. O’Leary received from SKF via email a preliminary non-binding letter of interest relating to the acquisition. The letter indicated that the acquisition would be by way of an all-cash tender offer for all of the Company Common Stock at $35.50 per share, conditioned upon, in all respects, the ability to use 251(h) of the DGCL to effect a short form merger immediately following the acceptance of shares for payment in the tender offer constituting the percentage that would otherwise be necessary to adopt the merger agreement. The letter also indicated that the offer would not be subject to SKF shareholder vote, that SKF would not have a financing contingency at the time of signing a definitive agreement, and that the SKF board was fully supportive of the offer. In addition, the letter contained a due diligence request list. Mr. O’Leary called each director on August 9, 2013 to apprise them of the receipt of the letter and sent the letter to each director on that date.

On August 12, 2013, the Board met telephonically to discuss SKF’s non-binding letter of interest relating to the acquisition. During the meeting, Mr. O’Leary and representatives from both Paul Hastings and Barclays provided updates on the valuation of the potential transaction with SKF, and representatives of Paul Hastings reviewed and discussed with the Board the fiduciary duties of directors applicable to transactions such as the proposed SKF transaction. Following this meeting, Barclays called JP Morgan and advised that the offer was under consideration by Kaydon’s management and board of directors.

On August 13, 2013, the Board met telephonically to further discuss SKF’s non-binding letter of interest relating to the acquisition. During the meeting, Mr. O’Leary and representatives from both Paul Hastings and Barclays provided updates to the ongoing negotiations and the valuation of the potential transaction with SKF, and representatives of Paul Hastings reviewed the fiduciary duties the Board has to Kaydon’s stockholders. The Board also discussed the possibility of seeking a “go-shop” provision in any definitive agreement reached with SKF, and considered other strategic buyers and alternative strategies to SKF’s proposal. The Board authorized Barclays to seek to increase the proposed purchase price, clarify the proposed transaction structure (including the prospect of a go-shop period and related termination fees), and confirm SKF’s position with respect to regulatory matters and other conditions to closing with SKF and its advisors.

On or around August 13, 2013, following the meeting of the Board, Barclays had discussions with JP Morgan, during which Barclays negotiated with JP Morgan to seek to increase the proposed purchase price, clarify the proposed transaction structure (including the prospect of a go-shop period and related termination fees), and confirm SKF’s position with respect to regulatory matters and other conditions to closing.

On or around August 14, 2013, JP Morgan advised Barclays that, as stated in SKF’s August 9, 2013 written offer letter, the proposed price of $35.50 represented SKF’s “best and final” offer. JP Morgan also advised Barclays that SKF would be agreeable to a 30-day “go-shop” period, and break-up fee of 1.5% of the equity value during the “go-shop” period and 3% of the equity value thereafter, and that SKF would prepare a draft merger agreement.

On August 16, 2013 the Board met telephonically to discuss Barclays’ discussions with JP Morgan, and Mr. O’Leary and representatives from both Paul Hastings and Barclays provided updates to the ongoing negotiations and the valuation of the potential transaction with SKF and representatives of Paul Hastings reviewed the fiduciary duties the Board has to Kaydon’s stockholders. After reviewing the deal terms provided to Barclays by JP Morgan, the Board authorized Barclays to seek a longer “go-shop” period and reduced break-up fees from SKF and its advisors.

On August 16, 2013, Mr. O’Leary called Mr. Johnstone to indicate that the indication of interest was still being reviewed by Kaydon and its advisors and, thus far, the response had been favorable.

Between August 16 and 18, 2013, JP Morgan and Barclays had a discussion regarding the structure, proposed timing, and regulatory considerations related to the Transactions. Barclays also requested a longer “go-shop” period and a reduced break-up fee during these discussions.

Between August 16, 2013 and the next board meeting on August 29, 2013, Mr. O’Leary provided regular updates to the rest of the members of the Board relating to the ongoing negotiations with SKF and its advisors.

On August 20, 2013, Kaydon provided access to SKF and its advisors to an electronic data room so that SKF could continue its due diligence process.

On August 23, 2013, Mr. O’Leary and Mr. Johnstone discussed high-level due diligence related to financial, legal and environmental matters at a dinner meeting.

On August 26, 2013, on behalf of SKF, JP Morgan forwarded a draft Merger Agreement to Barclays for consideration by Kaydon. Among other things, this draft provided for a tender offer followed by a merger to be effected pursuant to Section 251(h) of the DGCL, a 10 day delay in the commencement of a tender offer following the signing of the Merger Agreement, a 40-day “go-shop” period, and break-up fees of 1.5% of the equity value during the “go-shop” period and tail period, and 3% thereafter. Also on August 26, 2013, Kaydon executed an engagement letter with Barclays relating to the Transactions.

On August 27, 2013, members of SKF’s management and other representatives participated in a benefits, tax and financial due diligence meetings with members of Kaydon’s finance management.

On August 28, 2013, senior management of Kaydon and SKF discussed site visits for environmental due diligence.

On August 29, 2013, the Board met telephonically to discuss the Merger Agreement and Mr. O’Leary and representatives from Paul Hastings and Barclays provided updates on the ongoing negotiations with SKF. The Board authorized its advisors to continue negotiations and to continue to seek reduced break-up fees to 1.25% during the “go-shop” period and the related tail period, and 3% thereafter and an extension of the “go-shop” period in the event a superior proposal is received.

Following the meeting of the Board on August 29, 2013, Paul Hastings sent a revised draft of the Merger Agreement to Reed Smith which, among other things, included a 40-day “go-shop” period and a 10-day tail period relating thereto; certain revisions to clarify and expand the Board’s ability to seek, consider and pursue alternative, competing and superior proposals; reduce the amount for the proposed termination fees (and eliminate unilateral expense reimbursement obligations) payable by Kaydon under certain circumstances; impose obligations on Parent with respect to obtaining required regulatory approvals; and eliminate certain proposed conditions to the Offer.

On August 30, 2013, senior management of SKF toured Kaydon’s facilities in Dexter, MI and Farmington Hills, MI.

On August 31, 2013, Reed Smith provided comments to the proposed Merger Agreement. Paul Hastings and Reed Smith continued to negotiate the remaining terms of the Merger Agreement, and also began to negotiate and finalize the terms of the Guaranty and Performance Agreement provided by SKF.

On September 3, 2013, the Board met telephonically, and Paul Hastings and Barclays provided an update on the ongoing negotiations relating to the Merger Agreement. In addition, the Board reviewed the benefits Kaydon’s directors and officers would receive as a result of the Transactions and a change in control of Kaydon. In addition, on September 3, 2013, senior management of SKF toured Kaydon’s facilities in King’s Lynn, England.

On September 4, 2013, the Board convened telephonically to review the final terms of the Merger Agreement and related issues. In addition, the compensation committee of the Board convened to discuss compensation matters related to the Merger Agreement and passed resolutions, contingent on the full Board approving the Merger Agreement, relating to how certain awards previously issued under Kaydon’s compensation and incentive plans would be handled as part of the Transactions.

Also at this meeting, representatives of Barclays reviewed with the Board its financial analyses of the consideration of $35.50 in cash per share of Company Common Stock and rendered its opinion to the Board to the effect that, as of September 4, 2013 and based upon and subject to the qualifications, limitations and assumptions stated in its opinion, the consideration to be offered to the stockholders of Kaydon in the Offer and the Merger was fair, from a financial point of view, to such stockholders. Following further discussion, and after consultation with its advisors, the board of directors unanimously resolved, among other things, to (i) approve and declare advisable the Merger Agreement and the Transactions, (ii) declare that it is in the best interests of the stockholders of Kaydon that Kaydon enter into the Merger Agreement and consummate the Transactions on the terms and subject to the conditions set forth in the Merger Agreement, (iii) recommend that the stockholders of

Kaydon accept the Offer and tender their shares of Company Common Stock to Acquisition Sub in the Offer, (iv) direct that the adoption of the Merger Agreement be submitted as promptly as practicable to a vote at a meeting of the stockholders of Kaydon, if required by applicable law, (v) recommend that the stockholders of Kaydon adopt the Merger Agreement, if required by applicable law, and (vi) approve the Top-Up Option and the issuance of the shares of Company Common Stock in connection with the exercise, if applicable, of the Top-Up Option.

In the early morning on September 5, 2013, Kaydon and SKF executed the Merger Agreement, after which Kaydon and SKF each issued a press release announcing the execution thereof, and at which time the “go-shop” period commenced.

(ii) Reasons for Recommendation

At a meeting of the Company Board held on September 4, 2013, after careful consideration of relevant factors, including a review of the Offer and the Merger with the assistance of the Company’s management and legal and financial advisors, the directors of the Company Board unanimously resolved, among other things, to (i) approve and declare advisable the Merger Agreement and the Transactions, (ii) declare that it is in the best interests of the stockholders of the Company that the Company enter into the Merger Agreement and consummate the Transactions on the terms and subject to the conditions set forth in the Merger Agreement, (iii) recommend that the stockholders of the Company accept the Offer and tender their shares of Company Common Stock to Acquisition Sub in the Offer, (iv) direct that the adoption of the Merger Agreement be submitted as promptly as practicable to a vote at a meeting of the stockholders of the Company, if required by applicable law, (v) recommend that the stockholders of the Company adopt the Merger Agreement, if required by applicable law, and (vi) approve the Top-Up Option and the issuance of the shares of Company Common Stock in connection with the exercise, if applicable, of the Top-Up Option.

In evaluating the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, the members of the Board consulted with our senior management team, as well as our outside legal and financial advisors, and considered a number of factors, including the following material factors: (which are not listed in any relative order of importance):

•	the fact that the $35.50 per share of the Offer will be paid in cash, providing certainty, immediate value and liquidity to our stockholders;

•	the Offer Price represents a 22% premium to Kaydon’s closing stock price on September 4, 2013 and a 21% premium to Kaydon’s 30-day volume weighted average stock price as of such date;

•	the implied total enterprise value of $1.25 billion represents a multiple of 12.7 times Kaydon’s Adjusted EBITDA for the last twelve months ($98 million as of June 29, 2013);

•	the belief that the proposed Transactions represent a compelling value for the Company’s stockholders;

•	that the Merger Agreement provides for a 40 day “go shop” period, during which the Company may solicit, whether publicly or otherwise, competing offers from third parties, grant a waiver of or terminate any “standstill” or similar obligation of any third party with respect to the Company or any of its subsidiaries, and engage in discussions and negotiations with, and furnish non-public information relating to the Company and its subsidiaries and afford access to the books and records of the Company and its subsidiaries to any third party, each in connection with a competing proposal, subject to certain restrictions in the Merger Agreement;

•	the ability of the Company to enter into a definitive agreement for a superior offer and pay a reduced termination fee of $17 million if it entered into the agreement during the Go-Shop Period or during the ten days following the Go-Shop Period, and the opportunity for other parties to approach us if interested in a strategic transaction;

•	that Kaydon stockholders will also receive the quarterly dividend of $0.20 per share that was declared on July 24, 2013;

•	the possibility that it could take a considerable period of time before the trading price of our common stock would reach and sustain trading at least at the per share Offer Price of $35.50, as adjusted for present value;

•	the belief of our board of directors, after a thorough review of strategic alternatives and discussions with our management and advisors, that the value offered to stockholders pursuant to the Transactions is more favorable to our stockholders than the potential value that might have resulted from remaining an independent public company and the execution and other risks and uncertainties relating to future execution of our strategic plan;

•	our board’s familiarity with our current and historical financial condition, results of operations, prospects, business strategy, competitive position, properties, assets and prospects;

•	the belief of our board of directors based upon arm’s length negotiations with SKF that the price to be paid by Acquisition Sub is the highest price per share that SKF was willing to pay for Kaydon and that the terms of the Merger Agreement include the most favorable terms to us to which SKF was willing to agree;

•	the fact that the Merger Agreement was unanimously approved by our board of directors, which is comprised of a majority of independent directors who are not affiliated with Parent or Acquisition Sub or any of their affiliates and are not employees of Kaydon or any of its subsidiaries, and which retained and received advice from our financial advisor and legal advisor in evaluating, negotiating and recommending the terms of the Merger Agreement;

•	the opinion of Barclays, rendered on September 4, 2013 to our board of directors, to the effect that, as of such date and based upon and subject to the qualifications, limitations and assumptions stated in its opinion, the consideration to be offered to stockholders of the Company in the Offer and the Merger was fair, from a financial point of view, to such stockholders;

•	the fact that SKF entered into a guaranty in favor of the Company with respect to all of the covenants, obligations, undertakings, and liabilities for damages and otherwise of Parent and Acquisition Sub under the Merger Agreement;

•	the terms and conditions of the Merger Agreement, including the following related factors:

•	the transaction is structured as a tender offer, which can be completed, and the cash Offer Price can be delivered to our stockholders, on a prompt basis, following satisfaction or, in certain cases, waiver of the conditions to the Offer, reducing the period of uncertainty during the pendency of the Transactions to stockholders, with a second-step merger in which stockholders who do not tender their shares of Company Common Stock in the Offer will receive cash consideration equal to the Offer Price;

•	the nature of the conditions to Acquisition Sub’s obligations to consummate the Offer, the Merger and other Transactions and the risks of non-satisfaction of such conditions;

•	the ability of our board of directors under the Merger Agreement to withdraw or modify its recommendation that our stockholders accept the Offer and tender their shares of Company Common Stock or vote in favor of adoption of the Merger Agreement in certain limited circumstances, including in connection with a superior offer, and our right to terminate the Merger Agreement in order to accept a superior offer and enter into a definitive agreement with respect to such superior offer, in both cases subject to payment of a termination fee and the Go-Shop Period discussed above;

•	the conclusion of our board of directors that the termination fee and the circumstances when such termination fee may be payable, are reasonable in light of the benefit of the Offer, Merger and the other Transactions;

•	the likelihood that the Offer or Merger will be consummated on a timely basis, including the likelihood that the Transactions will receive all necessary regulatory approvals;

•	the availability of statutory appraisal rights to our stockholders who do not tender their shares of Company Common Stock in the Offer or vote in favor of the Merger and otherwise comply with all required procedures under the DGCL; and

•	the fact that the End Date under the Merger Agreement on which either party, subject to certain exceptions, can terminate the Merger Agreement allows for sufficient time to consummate the Transactions.

Our board of directors also considered a variety of risks and other potentially negative factors of the Merger Agreement and the Transactions, including the following:

•	the fact that our stockholders will not participate in any potential future earnings or growth of Kaydon and will not benefit from any appreciation in the value of the Company as a private company;

•	that if the Offer and Merger and the other Transactions are not consummated, we will be required to pay our own expenses associated with the Merger Agreement, the Offer, the Merger and the other Transactions contemplated by the Merger Agreement as well as, under certain circumstances, to pay Parent a termination fee and reimburse Parent’s reasonable and documented out-of-pocket fees and expenses (up to $5,000,000), in connection with the termination of the Merger Agreement;

•	the fact that, if the Offer and the other Transactions are not consummated in a timely manner or at all:

•	the trading price of shares of our Company Common Stock could be adversely affected;

•	we will have incurred significant transaction and opportunity costs attempting to consummate the Transactions;

•	we may lose employees after announcement of the Merger Agreement;

•	our business may be subject to significant disruption; and

•	our directors, officers and other employees will have expended considerable time and effort to consummate the Transactions.

•	the restrictions in the Merger Agreement on our ability to actively solicit competing bids to acquire Kaydon beyond the Go-Shop Period;

•	the fact that Acquisition Sub is a newly formed entity with essentially no assets other than a guaranty from SKF;

•	the termination fee payable to Acquisition Sub upon the occurrence of certain events, including the potential effect of such termination fee to deter other potential acquirors from making a competing offer for Kaydon that might be more advantageous to our stockholders, and the impact of the termination fee on our ability to engage in another transaction for twelve months if the Merger Agreement is terminated in certain circumstances;

•	the fact that the gain realized by our stockholders as a result of the Offer and the Merger generally will be taxable to the stockholders for U.S. federal income tax purposes;

•	the restrictions in the Merger Agreement on the conduct of our business prior to the consummation of the Merger, which may delay or prevent us from undertaking business or other opportunities that may arise prior to the consummation of the Offer or the Merger; and

•	the fact that our executive officers and directors may have interests in the Transactions, including the Offer and the Merger, that are different from, or in addition to, those of our stockholders. See “Item 3. Past Contacts, Transactions, Negotiations and Agreements.”

Our board of directors concluded that the risks, uncertainties, restrictions and potentially negative factors associated with the Offer and Merger were outweighed by the potential benefits of the Offer and Merger.

The foregoing discussion of the reasons of our board of directors for its recommendation to accept the Offer is not meant to be exhaustive, but addresses the material information and factors considered by our board of directors in consideration of its recommendation. In view of the wide variety of factors considered by our board of directors in connection with the evaluation of the Offer and the complexity of these matters, our board of directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. Rather, the directors made their determinations and recommendations based on the totality of the information presented to them, and the judgments of individual members of our board of directors may have been influenced to a greater or lesser degree by different factors.

(iii) Financial Projections

The Company does not, as a matter of course, publicly disclose long-term forecasts or projections as to future performance, earnings or other results. The Company’s management provided certain unaudited forecasts (the “Company Strategic Plans”) regarding the Company’s future operations to the Board for its evaluation in connection with the Offer and the Merger. The Company Strategic Plans were also provided to SKF in connection with its review of the Company and also to Barclays for use in connection with its financial analysis and opinion to the Board.

The Company Strategic Plans were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or U.S. generally accepted accounting principles (“GAAP”). Neither the Company’s independent auditors, nor any other independent public accounting firm has compiled, examined, or performed any procedures with respect to the prospective financial information contained in the Company Strategic Plans nor has expressed any opinion or given any form of assurance with respect to such information or their reasonableness, achievability or accuracy. The inclusion of the Company Strategic Plans herein should not be deemed an admission or representation by the Company that they are viewed by the Company as material information of the Company. The Company Strategic Plans should not be regarded as an indication that any of the Company, Parent or any of their respective affiliates, advisors or other representatives, considered, or now considers, them to be necessarily predictive of actual future results, and the Company Strategic Plans should not be relied upon as such. None of the Company, SKF or any of their respective affiliates, advisors or other representatives makes any representation or warranty regarding the ultimate performance of the Company relative to the Company Strategic Plans.

The Company Strategic Plans were largely prepared during the fourth quarter of 2012 based on information available at that time using various assumptions and estimates. The assumptions and estimates may not be realized and are inherently subject to significant business, economic and competitive uncertainties, risks and contingencies, all of which are difficult to predict and many of which are beyond the Company’s control. The assumptions and estimates underlying the information contained in the Company Strategic Plans involve judgments made with respect to, among other things, general business, economic, regulatory, market and financial conditions, as well as factors specific to the Company, including but not limited to, the ability to increase production to meet anticipated demand, all of which are difficult to predict. The Company Strategic Plans also reflect assumptions as to certain business decisions that do not reflect the effects of the Offer or the Merger, or any other changes that may in the future affect the Company or its assets, business, operations, properties, policies, corporate structure, capitalization and management. Accordingly, the Company Strategic Plans constitute forward-looking information, and there can be no assurance that the assumptions and estimates used to prepare the information contained in the Company Strategic Plans will be achieved, and actual results may materially differ. The Company Strategic Plans cover multiple years and such information by its nature becomes less certain with each successive year.

The following is a summary of the Company Strategic Plans:

	H2 2013E	2014E	2015E	2016E	2017E
	($ in millions)
Revenue	$250	$522	$557	$595	$635
Adjusted EBITDA(1)	$55	$129	$147	$164	$181
Free cash flow from operations(2)	$41	$76	$89	$97	$112

(1)	Adjusted EBITDA is defined as net income (loss) before net interest (income)/expense, provision for income taxes, depreciation and amortization of intangible assets and stock-based compensation expense, adjusted to reflect certain items management considers in evaluating operating performance in each period, including restructuring costs and non-cash amortization of previously incurred net actuarial losses related to post-retirement benefit plans.
(2)	Free cash flow from operations derived by Barclays based on financial forecasts provided by Company management as Adjusted EBITDA less restructuring, amortization of actuarial loss and other charges, less depreciation and amortization, less taxes on the resulting sum, plus depreciation and amortization, less capital expenditures, less changes in working capital, less changes in other operating assets and liabilities, less share repurchases to offset dilution.

In connection with its evaluation of the Offer (but not as a basis for the opinion delivered by Barclays), the Board also considered the Company’s results of operations since the date of the Company Strategic Plans, the Company’s current financial condition, global economic conditions generally and in the industries and markets in which the Company competes, and a variety of other factors relating to the Company’s current and potential future operations. The Company’s management also reviewed with the Board the assumptions underlying the Company Strategic Plans and discussed various factors relating to those assumptions and to potential positive and negative changes to the assumptions underlying the Company Strategic Plans following the date of its preparation. One scenario that the Board discussed (which we refer to herein as the “Sensitivity Case”) included the following assumptions: (i) that revenue compound annual growth rate and average EBITDA margin remained constant throughout the projection period, (ii) that working capital levels as a percentage of sales remained unchanged throughout such time period and (iii) that capital expenditures as a percentage of sales also remained unchanged throughout such time period. While the Company’s management determined that such assumptions were reasonable, the Board’s analysis of the Offer relative to such assumptions and other assumptions reviewed with the Board did not involve a mid-year re-forecasting of the Company’s Company Strategic Plans, and the Sensitivity Case was produced for the Board for informational purposes only.

The following is a summary of the Sensitivity Case:

	H2 2013E	2014E	2015E	2016E	2017E
	($ in millions)
Revenue	$245	$502	$527	$553	$581
Adjusted EBITDA(1)	$55	$115	$132	$142	$154
Free cash flow from operations(2)	$41	$72	$81	$85	$95

(1)	Adjusted EBITDA is defined as net income (loss) before net interest (income)/expense, provision for income taxes, depreciation and amortization of intangible assets and stock-based compensation expense, adjusted to reflect certain items management considers in evaluating operating performance in each period, including restructuring costs and non-cash amortization of previously incurred net actuarial losses related to post-retirement benefit plans.
(2)	Free cash flow from operations derived by Barclays based on financial forecasts provided by Company management as Adjusted EBITDA less restructuring, amortization of actuarial loss and other charges, less depreciation and amortization, less taxes on the resulting sum, plus depreciation and amortization, less capital expenditures, less changes in working capital, less changes in other operating assets and liabilities, less share repurchases to offset dilution.

Except as may be required by applicable securities laws, none of the Company, SKF, Parent, Acquisition Sub or any of their respective affiliates, advisors or other representatives intend to update or otherwise revise or reconcile the Company Strategic Plans to reflect circumstances existing after the date such Company Strategic Plans were generated or to reflect the occurrence of future events.

(iv) Opinion of Barclays Capital Inc.

The Company engaged Barclays Capital Inc., or Barclays, to act as its financial advisor in connection with a possible sale of the Company following the Company’s receipt of SKF’s non-binding letter of interest. On September 4, 2013, Barclays rendered its opinion to the Board to the effect that, as of such date and based upon and subject to the qualifications, limitations and assumptions stated in its opinion, the consideration to be offered to the stockholders of the Company in the Offer and the Merger was fair, from a financial point of view, to such stockholders.

The full text of Barclays’ written opinion, dated as of September 4, 2013, is attached hereto as Annex II. Barclays’ written opinion sets forth, among other things, the assumptions made, procedures followed, factors considered and limitations upon the review undertaken by Barclays in rendering its opinion. You are encouraged to read the opinion carefully in its entirety. The following is a summary of Barclays’ opinion and the methodology that Barclays used to render its opinion. This summary is qualified in its entirety by reference to the full text of the opinion.

Barclays’ opinion, the issuance of which was approved by Barclays’ Fairness Opinion Committee, is addressed to the Board, addresses only the fairness, from a financial point of view, of the consideration to be offered to the stockholders of the Company and does not constitute a recommendation to any stockholder of the Company as to whether to accept the consideration to be offered to the stockholders of the Company in connection with the Offer and the Merger. The terms of the Offer and the Merger were determined through arm’s-length negotiations between the Company and Parent and were unanimously approved by the Board. Barclays did not recommend any specific form of consideration to the Company or that any specific form of consideration constituted the only appropriate consideration for the Offer and the Merger. Barclays was not requested to opine as to, and its opinion does not in any manner address, the Company’s underlying business decision to proceed with or effect the Offer and the Merger or the likelihood of the consummation of the Offer and the Merger. In addition, Barclays expressed no opinion on, and its opinion does not in any manner address, the fairness of the amount or the nature of any compensation to any officers, directors or employees of any parties to the Offer and the Merger, or any class of such persons, relative to the consideration to be offered to the stockholders of the Company in the Offer and the Merger. No limitations were imposed by the Board upon Barclays with respect to the investigations made or procedures followed by it in rendering its opinion.

In arriving at its opinion, Barclays, among other things:

•	reviewed and analyzed a draft of the Merger Agreement, dated as of September 4, 2013, and the specific terms of the Offer and the Merger;

•	reviewed and analyzed publicly available information concerning the Company that Barclays believed to be relevant to its analysis, including the Company’s 2013 Annual Proxy Statement, Annual Report on Form 10-K for the fiscal year ended December 31, 2012 and Quarterly Reports on Form 10-Q for the fiscal quarters ended March 30, 2013 and June 29, 2013;

•	reviewed and analyzed financial and operating information with respect to the business, operations and prospects of the Company furnished to Barclays by the Company, including financial projections of the Company prepared by the Company’s management;

•	reviewed and analyzed a trading history of Company Common Stock from September 3, 2012 through September 3, 2013;

•	reviewed and analyzed a comparison of the historical financial results and present financial condition of the Company with those of other companies that Barclays deemed relevant;

•	reviewed and analyzed a comparison of the financial terms of the Offer and the Merger with the financial terms of certain other transactions that Barclays deemed relevant;

•	had discussions with the management of the Company concerning its business, operations, assets, liabilities, financial condition and prospects; and

•	undertook such other studies, analyses and investigations as Barclays deemed appropriate.

In arriving at its opinion, Barclays assumed and relied upon the accuracy and completeness of the financial and other information used by Barclays without any independent verification of such information (and did not assume responsibility or liability for any independent verification of such information). Barclays also relied upon the assurances of management of the Company that they were not aware of any facts or circumstances that would make any such information provided by the Company inaccurate or misleading. With respect to the financial projections of the Company, upon the advice of the Company, Barclays assumed that such projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the Company’s future financial performance and that the Company would perform in accordance with such projections. In arriving at its opinion, Barclays assumed no responsibility for and expressed no view as to any such projections or estimates or the assumptions on which they were based. In arriving at its opinion, Barclays did not conduct a physical inspection of the properties and facilities of the Company and did not make or obtain any evaluations or appraisals of the assets or liabilities of the Company. Barclays was requested to solicit third party indications of interest in the possible acquisition of all or a part of the Company’s business for a specified period after the date of the Merger Agreement as permitted by the provisions thereof. Barclays’ opinion was necessarily based upon market, economic and other conditions as they existed on, and could be evaluated as of, September 4, 2013. Barclays assumed no responsibility for updating or revising its opinion based on events or circumstances that may have occurred after September 4, 2013.

In arriving at its opinion, Barclays assumed that the executed Merger Agreement would conform in all material respects to the last draft reviewed by Barclays. In addition, Barclays assumed the accuracy of the representations and warranties contained in the Merger Agreement and all agreements related thereto. Barclays also assumed, upon the advice of the Company, that all material governmental, regulatory, and third party approvals, consents and releases for the Offer and the Merger will be obtained within the constraints contemplated by the Merger Agreement and that the Offer and the Merger will be consummated in accordance with the terms of the Merger Agreement without waiver, modification or amendment of any material term, condition or agreement thereof. Barclays did not express any opinion as to any tax or other consequences that might result from the Offer and the Merger, nor did its opinion address any legal, tax, regulatory or accounting matters, as to which Barclays understood that the Company had obtained such advice as the Company deemed necessary from qualified professionals.

In connection with rendering its opinion, Barclays performed certain financial, comparative and other analyses as summarized below. In arriving at its opinion, Barclays did not ascribe a specific range of values to the shares of Company Common Stock but rather made its determination as to fairness, from a financial point of view, to the Company’s stockholders of the consideration to be offered to such stockholders in the Offer and the Merger on the basis of various financial and comparative analyses. The preparation of a fairness opinion is a complex process and involves various determinations as to the most appropriate and relevant methods of financial and comparative analyses and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to summary description.

In arriving at its opinion, Barclays did not attribute any particular weight to any single analysis or factor considered by it but rather made qualitative judgments as to the significance and relevance of each analysis and factor relative to all other analyses and factors performed and considered by it and in the context of the circumstances of the particular transaction. Accordingly, Barclays believes that its analyses must be considered as a whole, as considering any portion of such analyses and factors, without considering all analyses and factors as a whole, could create a misleading or incomplete view of the process underlying its opinion.

The following is a summary of the material financial analyses used by Barclays in preparing its opinion to the Board. Certain financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses used by Barclays, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses. In performing its analyses, Barclays made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company or any other parties to the Offer and the Merger. None of the Company, Parent, Acquisition Sub, Barclays or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of the businesses do not purport to be appraisals or reflect the prices at which the businesses may actually be sold.

In performing its financial analyses summarized below and in arriving at its opinion, Barclays utilized and relied upon the Company Strategic Plans financial forecasts, which had been prepared by the Company’s management on bases reflecting the best currently available estimates and judgments of the Company’s management as to the future financial performance of the Company.

In addition, solely for informational purposes, Barclays also performed a selected comparable company analysis and a discounted cash flow analysis (as described below) utilizing the Sensitivity Case financial forecasts. For further information regarding these financial forecasts, see the information set forth under “Item 4(iii) Financial Projections”.

Analysis of Implied Premiums and Multiples

Barclays analyzed the implied premiums based on the consideration of $35.50 per share of Company Common Stock as compared to the following:

•	the closing price of Company Common Stock on September 3, 2013;

•	the closing price of Company Common Stock on August 8, 2013, which was the date on which Parent submitted its preliminary non-binding letter of interest to acquire all of the outstanding shares of Company Common Stock at a price of $35.50 per share;

•	the volume-weighted average price, or VWAP, of Company Common Stock for the 3-month period ended on September 3, 2013;

•	the closing price of Company Common Stock 30 trading days prior to September 3, 2013;

•	the closing price of Company Common Stock 90 trading days prior to September 3, 2013; and

•	the 52-week high intraday trading price of Company Common Stock ending on September 3, 2013.

The results of this analysis are summarized in the following table:

Time Period	Price	Implied Premium
September 3, 2013	$28.56	24.3%
August 8, 2013	$29.50	20.3%
3-Month VWAP	$28.53	24.4%
30 Trading Days Prior	$26.91	31.9%
90 Trading Days Prior	$25.79	37.7%
52-Week High	$30.13	17.8%

Barclays also analyzed the implied multiple of the Company’s enterprise value (or short- and long-term debt plus market value of common equity, minus cash and cash equivalents) to earnings before interest, taxes, depreciation and amortization, or EBITDA, adjusted to exclude non-recurring charges and non-cash stock compensation expenses, or Adjusted EBITDA, and earnings before interest and taxes, or EBIT, adjusted to exclude non-recurring charges, or Adjusted EBIT, based on the consideration of $35.50 per share of Company Common Stock. For purposes of its analyses, Barclays used estimated Adjusted EBITDA and Adjusted EBIT for the last twelve months, or LTM, and fiscal years ending December 31, 2013 and 2014 based on the Company Strategic Plans and, solely for informational purposes, for fiscal year ending December 31, 2014 based on the Sensitivity Case. Barclays also calculated the implied projected earnings per share multiples (commonly referred to as a price earnings ratio) based on consideration of $35.50 per share of Company Common Stock, with the projected earnings per share multiples based on the Company Strategic Plans. The results of this analysis are summarized below:

Multiple Analysis	Consideration of $35.50 Per Share of Company Common Stock
Enterprise Value/LTM Adjusted EBITDA	12.7x
Enterprise Value/2013 Adjusted EBITDA	12.0x
Enterprise Value/2014 Adjusted EBITDA	9.7x
Enterprise Value/2014 Adjusted EBITDA (Sensitivity Case)	10.8x
Enterprise Value/LTM Adjusted EBIT	17.0x
Enterprise Value/2013 Adjusted EBIT	15.6x
Enterprise Value/2014 Adjusted EBIT	12.0x
Enterprise Value/2014 Adjusted EBIT (Sensitivity Case)	13.9x
Estimated 2013 Price/Earnings Ratio	17.3x
Estimated 2014 Price/Earnings Ratio	14.3x

Selected Comparable Company Analysis

In order to assess how the public market values shares of similar publicly traded companies, Barclays reviewed and compared specific financial and operating data relating to the Company with selected companies that Barclays, based on its experience in the bearings, mechanical power transmission, and other highly-engineered product industry, deemed comparable to the Company. The selected comparable companies were:

•	Actuant Corporation

•	Graco Inc.

•	IDEX Corporation

•	Nordson Corporation

•	RBC Bearings Incorporated

•	Rexnord Corporation

•	Roper Industries, Inc.

•	SKF AB

•	The Timken Company

Barclays calculated and compared various financial multiples and ratios of the Company and the selected comparable companies. As part of its selected comparable company analysis, Barclays calculated and analyzed the ratio of each company’s enterprise value to estimated EBITDA for fiscal year ending 2014. The enterprise value of each company was obtained by adding its short- and long-term debt to the sum of the market value of its common equity and the book value of any minority interest, and subtracting its cash and cash equivalents. All of these calculations were performed, and based on publicly available financial data (including FactSet and Capital IQ) and closing prices, as of September 3, 2013, the last trading date prior to the delivery of Barclays’ opinion. The results of this selected comparable company analysis are summarized below:

Enterprise Value as a Multiple of Fiscal Year 2014 Estimated EBITDA

	Low	Median	Mean	High
Selected Comparable Companies	6.2x	10.7x	10.1x	12.4x

The Company based on the Company Strategic Plans	7.9x
The Company based on FactSet and Capital IQ Consensus estimates	9.8x

Barclays selected the comparable companies listed above because their businesses and operating profiles are reasonably similar to that of the Company. However, because no selected comparable company is exactly the same as the Company, Barclays believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected comparable company analysis. Accordingly, Barclays also made qualitative judgments concerning differences between the business, financial and operating characteristics and prospects of the Company and the selected comparable companies that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis. These qualitative judgments related primarily to the differing sizes, growth prospects, profitability levels and degree of operational risk between the Company and the companies included in the selected company analysis.

Based upon these judgments, Barclays selected a range of 9.0x to 10.0x fiscal year ending December 31, 2014 estimated Adjusted EBITDA based on the Company Strategic Plans to calculate a range of implied prices per share of the Company. The selected comparable company analysis yielded an implied valuation range for Company Common Stock of $33.00 to $36.75 per share (per share values were rounded to the nearest $0.25 increment), compared to the consideration of $35.50 per share of Company Common Stock.

In addition, solely for informational purposes, Barclays also used the range of multiples described above and fiscal year ending December 31, 2014 estimated Adjusted EBITDA based on the Sensitivity Case to calculate a range of implied prices per share of the Company. This analysis yielded an implied valuation range for Company Common Stock of $29.00 to $32.50 per share (per share values were rounded to the nearest $0.25 increment), compared to the consideration of $35.50 per share of Company Common Stock.

Selected Precedent Transaction Analysis

Barclays reviewed and compared the purchase prices and financial multiples paid in selected other transactions that Barclays, based on its experience with merger and acquisition transactions and familiarity with the bearings, mechanical power transmission, and other highly-engineered product industry, deemed relevant. Barclays chose such transactions based on, among other things, the similarity of the applicable target companies in the transactions to the Company.

The following tables set forth the transactions analyzed and the results of such analysis:

Ann. Date	Acquiror	Target
March 2013	KKR & Co. L.P.	Gardner Denver, Inc.
August 2012	National Oilwell Varco, Inc.	Robbins & Myers, Inc.
July 2012	BC Partners and The Carlyle Group	Hamilton Sundstrand Industrial
March 2012	SKF AB	General Bearing Corporation

Ann. Date	Acquiror	Target
November 2011	The Weir Group PLC	Seaboard Holdings Inc.
August 2011	SPX Corporation	Clyde Union (Holdings) S.A.R.L.
June 2011	Carpenter Technology Corporation	Latrobe Specialty Metals, Inc.
May 2011	The Timken Company	Philadelphia Gear Corp.*
November 2010	Rank Group Limited	UCI International, Inc.
October 2010	Caterpillar Inc.	MWM Holding GmbH*
October 2010	SKF AB	Lincoln Holdings Enterprises, Inc.
October 2010	General Electric Company	Dresser, Inc.
June 2010	ITT Corporation	Godwin Pumps of America, Inc.*
January 2010	Hillenbrand, Inc.	K-Tron International, Inc.
November 2009	Triton	Dunkermotoren GmbH
November 2009	The Stanley Works	The Black & Decker Corporation
June 2009	Cameron International Corporation	NATCO Group, Inc.
September 2008	Tenedor Corporation	Gehl Company
July 2008	Gardner Denver, Inc.	CompAir Holdings Limited
March 2008	Danfoss Group	Sauer-Danfoss Inc.
December 2007	Cooper Industries, Ltd.	MTL Instruments Group plc
November 2007	Wind Point Partners	Harsco GasServ
October 2007	CLARCOR Inc.	Perry Equipment Corporation
October 2007	Arcapita, Inc.	Varel International Ltd.
September 2007	The Timken Company	The Purdy Corporation*
April 2007	DLJ Merchant Banking Partners	RathGibson, Inc.
March 2007	Consortium led by Riverstone Holdings LLC	Dresser, Inc.
March 2007	EDP, Inc.	The Goodyear Tire & Rubber Company’s Engineered Products division
February 2007	Mitsui & Co. (U.S.A.), Inc.	Steel Technologies Inc.
November 2006	SPX Corporation	Aktiebolaget Custos (publ)
October 2006	Emerson Electric Co.	Damcos Holding A/S
October 2006	Oshkosh Truck Corporation	JLG Industries, Inc.
September 2006	IDEX Corporation	Banjo Corporation
May 2006	Apollo Management	Rexnord Corporation
September 2005	Cooper Cameron Corporation	Dresser, Inc. (Flow Control segment)
August 2005	The Weir Group PLC	Pompe Gabbioneta SpA
May 2005	Cooper Cameron Corporation	NuFlo Technologies, Inc.
April 2005	Rexnord Corporation	Falk Corporation
March 2005	Gardner Denver, Inc.	Thomas Industries Inc.
March 2005	Siemens Aktiengesellschaft	Flender Holding GmbH
November 2004	Actuant Corporation	Key Components, LLC
July 2004	SKF AB	Willy Vogel AG

*	Transactions excluded from the low, median, mean and high multiples summarized below because multiples were not publicly available for those transactions.

Barclays calculated and compared various financial multiples and ratios of the Company and the target company in each of the selected precedent transactions listed above. As part of its selected precedent transactions analysis, Barclays calculated, among other things, the ratio of the target company’s enterprise value to its estimated LTM EBITDA as of the announcement date of such transaction, or EV/LTM EBITDA. The results of this selected precedent transactions company analysis are summarized below:

Metric	Low	Median	Mean	High
EV/LTM EBITDA	5.0x	9.9x	10.3x	16.0x

The reasons for and the circumstances surrounding each of the selected precedent transactions analyzed were diverse and there are inherent differences in the business, operations, financial conditions and prospects of the Company and the companies included in the selected precedent transaction analysis. Accordingly, Barclays believed that a purely quantitative selected precedent transaction analysis would not be particularly meaningful in the context of considering the consideration of $35.50 per share of Company Common Stock in the Offer and the Merger. Barclays therefore made qualitative judgments concerning differences between the characteristics of the selected precedent transactions and the Offer and the Merger which would affect the acquisition values of the selected target companies and the Company.

Based upon these judgments, Barclays selected a range of 10.0x to 12.0x LTM Adjusted EBITDA and estimated Adjusted EBITDA for fiscal year ending December 31, 2013, in each case based on the Company Strategic Plans, to calculate a range of implied prices per share of the Company. The selected precedent transactions analysis yielded an implied valuation range for Company Common Stock (per share values were rounded to the nearest $0.25 increment) of $27.50 to $33.50 based on the Company’s LTM Adjusted EBITDA and $29.25 to $35.50 based on the Company’s estimated Adjusted EBITDA for fiscal year ending December 31, 2013, in each case, compared to the consideration of $35.50 per share of Company Common Stock.

Discounted Cash Flow Analysis

In order to estimate the present value of Company Common Stock, Barclays performed a discounted cash flow analysis of the Company. A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset by calculating the “present value” of estimated future cash flows of the asset. “Present value” refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

To calculate the estimated enterprise value of the Company using the discounted cash flow method, Barclays added (i) the Company’s projected after-tax unlevered free cash flows for fiscal years 2013 through 2017 based on the Company Strategic Plans to (ii) the “terminal value” of the Company as of December 31, 2017, and discounted such amount to its present value using a range of selected discount rates. The residual value of the Company at the end of the forecast period, or “terminal value,” was estimated by selecting a range of terminal value multiples based on the Company’s estimated Adjusted EBITDA for fiscal year ending December 31, 2018 of 8.0x to 9.0x, which was derived by analyzing the results from the selected comparable company analysis and the historical trading multiples for the Company and selected comparable companies, and applying such range to the Company Strategic Plans. The range of after-tax discount rates of 10% to 11% was selected based on an analysis of the weighted average cost of capital of the Company and the selected comparable companies.

Combining the total present value of the estimated unlevered free cash flows and the present value of the terminal values resulted in a range of implied enterprise values for the Company. Barclays then deducted projected outstanding debt and added outstanding cash and equivalents as of June 29, 2013 to determine a range of implied equity values of the Company as of that date, which Barclays discounted to present value as of June 29, 2013 using the same range of discount rates summarized above. The discounted cash flow analysis yielded an implied valuation range for Company Common Stock of $35.50 to $40.50 per share (per share values were rounded to the nearest $0.25 increment), compared to the consideration of $35.50 per share of Company Common Stock.

In addition, solely for informational purposes, Barclays also performed a discounted cash flow analysis using the range of discount rates and terminal value multiples described above based on the Sensitivity Case. This discounted cash flow analysis yielded an implied valuation range for Company Common Stock of $30.25 to $34.75 per share (per share values were rounded to the nearest $0.25 increment), compared to the consideration of $35.50 per share of Company Common Stock.

Historical Share Price Analysis

To illustrate the trend in the historical trading prices of Company Common Stock, Barclays considered historical data with regard to the trading prices of Company Common Stock for the period from September 3, 2012 to September 3, 2013. Barclays noted that during such period, the intraday trading price of Company Common Stock ranged from $20.95 to $30.13. This analysis was solely for informational purposes and was not part of Barclays’ fairness determination.

General

Barclays is an internationally recognized investment banking firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. The Board selected Barclays because of its familiarity with the Company and its qualifications, reputation and experience in the valuation of businesses and securities in connection with mergers and acquisitions generally, as well as substantial experience in transactions comparable to the Offer and the Merger.

Barclays is acting as financial advisor to the Company in connection with the Offer and the Merger, including in connection with the “Go-Shop”. As compensation for its services in connection with the Offer and the Merger, the Company agreed to pay Barclays a fee of $1.5 million upon the delivery of Barclays’ opinion. The Company has also agreed to pay Barclays a fee of approximately $14 million upon consummation of the Offer, against which the $1.5 million paid to Barclays in connection with its opinion will be credited. In addition, the Company has agreed to reimburse Barclays for its expenses incurred in connection with the Offer and the Merger and to indemnify Barclays for certain liabilities that may arise out of its engagement by the Company and the rendering of Barclays’ opinion. Barclays has performed various investment banking and financial services for the Company in the past, and expects to perform such services in the future, and has received, and expects to receive, customary fees for such services. Specifically, Barclays currently acts as a lender to the Company in its $250 million revolving credit facility and its $150 million term loan facility. During the past two years, Barclays and its affiliates have not provided any investment banking or other financial services to Parent or its affiliates, but may provide such services to Parent and its affiliates in the future for which Barclays would expect to receive customary fees.

Barclays and its affiliates engage in a wide range of businesses from investment and commercial banking, lending, asset management and other financial and non-financial services. In the ordinary course of its business, Barclays and affiliates may actively trade and effect transactions in the equity, debt and/or other securities (and any derivatives thereof) and financial instruments (including loans and other obligations) of the Company and Parent and their respective affiliates for its own account and for the accounts of its customers and, accordingly, may at any time hold long or short positions and investments in such securities and financial instruments.

(v) Intent to Tender

To our knowledge, after making reasonable inquiry, all of Kaydon’s executive officers, directors, and affiliates currently intend to tender or cause to be tendered, pursuant to the Offer, all shares of Company Common Stock held of record or beneficially owned by them (other than shares of Company Common Stock for which such holder does not have discretionary authority or holds in a fiduciary or representative capacity).

Item 5. Person/Assets Retained, Employed, Compensated or Used.

For information regarding the retention of and compensation payable to Barclays, see the information set forth under “Item 4. The Solicitation or Recommendation-Opinion of Barclays Capital Inc.”

Except as set forth above, neither Kaydon nor any person acting on its behalf has or currently intends to directly or indirectly employ, retain or compensate any person to make solicitations or recommendations to the stockholders of Kaydon on its behalf with respect to the Offer.

Item 6. Interest in Securities of the Subject Company.

No transactions with respect to shares of our common stock have been effected by us or, to our knowledge after making reasonable inquiry, by any of our executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9.

Item 7. Purposes of the Transaction and Plans or Proposals.

Subject to the Go-Shop Period and except as set forth in this Schedule 14D-9 (including in the exhibits and annexes hereto), no negotiations are being undertaken or are underway by us in response to the Offer which relate to a tender offer or other acquisition of our securities by Kaydon, any subsidiary of Kaydon or any other person. Except as set forth in this Schedule 14D-9 (including in the exhibits and annexes hereto), no negotiations are being undertaken or are underway by us in response to the Offer which relate to, or would result in (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Kaydon or any subsidiary of Kaydon, (ii) any purchase, sale or transfer of a material amount of assets by Kaydon or any its direct or indirect subsidiary or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of Kaydon.

Subject to the Go-Shop Period, we have agreed to certain restrictions on our ability to solicit or initiate discussions or furnishing any person with information in connection with the encouragement or facilitation of an acquisition proposal and have, subject to certain exceptions described below, agreed to cease any current discussions and negotiations with third- parties for the purpose of facilitating competing acquisition proposals. These restrictions will continue until the earlier to occur of the termination of the Merger Agreement pursuant to its terms and the time at which the Merger is consummated. Notwithstanding this limitation, prior to the consummation of the Offer or the adoption of the Merger Agreement by our stockholders if required to consummate the Merger, we may under certain circumstances provide information to third parties and clarify the terms and conditions with respect to any unsolicited alternative acquisition proposal that our board of directors has determined constitutes or could reasonably be expected to lead to a “Superior Offer” (which is generally defined to refer to a bona fide written acquisition proposal that our board of directors determines, in its good faith judgment, after consultation with its legal and financial advisors, is reasonably likely to be consummated and is more favorable from a financial point of view to our stockholders than the transactions contemplated by the Merger Agreement).

Item 8. Additional Information.

Golden Parachute Compensation

See “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements between Kaydon and its Executive Officers, Directors and Affiliates — Golden Parachute Compensation.”

Information Statement

The Information Statement attached as Annex I hereto is being furnished in connection with the possible designation by Acquisition Sub, pursuant to the Merger Agreement, of certain persons to be appointed to our board of directors other than at a meeting of our stockholders and is incorporated herein by reference.

Merger Without a Vote

If the Offer is consummated, we do not anticipate seeking the approval of the Company’s remaining public shareholders before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if we consummate the Offer, we intend to effect the closing of the Merger without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL. Section 253 of the DGCL provides that if a parent company owns at least 90% of the outstanding shares of each class of stock of a subsidiary, the parent company can effect a short form merger with that subsidiary without the action of the other stockholders of the subsidiary. Accordingly, the Merger Agreement provides that if the Top-Up Option has been exercised in accordance with the terms of the Merger Agreement, Parent is permitted to effect the Merger without prior notice to, or any action by, any other stockholder in accordance with Section 253 of the DGCL.

Top-Up Option

Pursuant to the terms of the Merger Agreement, the Company granted Acquisition Sub an irrevocable option (the “Top-Up Option”), exercisable on the terms and conditions set forth in the Merger Agreement, to purchase newly issued, fully paid and nonassessable shares of Company Common Stock at the Offer Price in an amount equal to the lowest number of shares of Company Common Stock that, when added to the number of shares of Company Common Stock directly or indirectly owned by Parent and Acquisition Sub at the time of exercise of the Top-Up Option, shall constitute at least 90% of the shares of Company Common Stock outstanding on a “fully diluted basis” immediately after the issuance of such shares.

The Top-Up Option may not be exercised to the extent that the number of Top-Up Option shares exceeds that number of shares of Company Common Stock authorized and unissued (treating shares owned by the Company as treasury stock as unissued) and not reserved for issuance at the time of exercise of the Top-Up Option. The Top-Up Option shall be exercisable only once, in whole but not in part. The obligation of the Company to issue and deliver the Top-Up Option shares upon the exercise of the Top-Up Option is subject to the condition that no applicable law shall be in effect that has the effect of enjoining or otherwise prohibiting the exercise of the Top-Up Option or the issuance and delivery of such shares.

The Merger Agreement provides that following the Offer and the exercise, if any, of the Top-Up Option, each of the parties to the Merger Agreement shall take all necessary and appropriate actions to cause the Merger to become effective immediately following the closing of the purchase of the shares pursuant to the Top-Up Option, without a stockholders’ meeting, in accordance with Section 253 of the DGCL.

Conditions to the Offer

The information set forth in Section 15 of the Offer to Purchase is incorporated herein by reference.

State Takeover Laws

The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an “interested stockholder” (generally a person who beneficially owns 15% or more of a corporation’s outstanding voting stock, or an affiliate or associate thereof) from engaging in a “business combination” (defined to include mergers and certain other transactions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder unless, among other things, prior to such date the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became an interested stockholder. The Company Board has taken all necessary action such that the restrictions on business combinations contained in Section 203 of the DGCL do not apply to the Merger Agreement and the Offer.

The Company, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted anti-takeover laws. Should any person seek to apply any state anti-takeover law, the Company and Parent will, and are required by the Merger Agreement to, grant such approvals and take such actions as are reasonably necessary to consummate the Offer, the Merger or the transactions contemplated by the Merger Agreement as promptly as practicable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event it is asserted that the anti-takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Parent might be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, Parent might be unable to accept for payment any shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, Parent may not be obligated to accept for payment any shares tendered.

Appraisal Rights

No appraisal rights are available to Company stockholders in connection with the Offer. However, if the Merger is consummated, each holder of shares of Company Common Stock (that did not tender such shares in the Offer) at the Effective Time who has neither voted in favor of the Merger nor consented thereto in writing, and who otherwise complies with the applicable statutory procedures under Section 262 of the DGCL (“Section 262”), will be entitled to receive a judicial determination of the fair value of the holder’s shares (exclusive of any element of value arising from the accomplishment or expectation of such Merger) (“Appraisal Shares”), and to receive payment of such fair value in cash, together with a fair rate of interest, if any, for shares held by such holder. In determining the fair value of the Appraisal Shares, the court is required to take into account all relevant factors. Accordingly, the determination could be based upon considerations other than, or in addition to, the market value of Company Common Stock, including, among other things, asset values and earning capacity. The value so determined could be more or less than the purchase price per share pursuant to the Offer or the consideration per share to be paid in the Merger.

At the Effective Time, all Appraisal Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of Appraisal Shares shall cease to have any rights with respect thereto, except the rights provided under Section 262. Notwithstanding the foregoing, if any Company stockholder who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his or her right to appraisal and payment under the DGCL, such holder’s Company Common Stock will thereupon be deemed to have been converted as of the Effective Time into the right to receive the merger consideration, without any interest thereon, in accordance with the Merger Agreement. A stockholder may withdraw a demand for appraisal by delivering to the Company a written withdrawal of the demand for appraisal and acceptance of the Merger by the date set forth in the appraisal notice to be delivered to the holders of the shares as provided in the DGCL.

The foregoing summary of the rights of dissenting stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights under the DGCL. The preservation and exercise of appraisal rights require strict adherence to the applicable provisions of the DGCL. Appraisal rights cannot be exercised at this time. The information set forth above is for informational purposes only with respect to alternatives available to stockholders if the Merger is consummated. Stockholders entitled to appraisal rights in connection with the Merger will receive additional information concerning appraisal rights and the procedures to be followed in connection therewith before such stockholders have to take any action relating thereto. Stockholders who sell shares in the Offer will not be entitled to exercise appraisal rights.

Regulatory Compliance

U.S. Antitrust Clearance

Under the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), applicable to the Offer, the acquisition of shares of Company Common Stock pursuant to the Offer may be consummated following the expiration of a 15-day waiting period following the filing by Parent of its Premerger Notification and Report Form with respect to the Offer, unless Parent receives a request for additional information or documentary material from the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) or the FTC or unless early termination of the waiting period is granted. If, within the initial 15-day waiting period, either the Antitrust Division or the FTC requests additional information or documentary material concerning the Offer, the waiting period will be extended for an additional period of ten calendar days following the date of Parent’s substantial compliance with that request. Complying with a request for additional information or documentary material may take a significant amount of time.

Parent and the Company have filed their respective Premerger Notification and Report Forms with the FTC and the Antitrust Division relating to the proposed acquisition of the Company.

At any time before or after Parent’s acquisition of shares of Company Common Stock pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of the shares pursuant to the Offer or seeking the divestiture of shares acquired by Parent or the divestiture of substantial assets of the Company or its subsidiaries or Parent or its subsidiaries. State attorneys general may also bring legal action under both state and federal antitrust laws, as applicable. Private parties may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, the result thereof.

Exon-Florio

Under the Exon-Florio Amendment to the Defense Production Act of 1950, as amended by the Foreign Investment and National Security Act of 2007 (the “Exon-Florio Amendment”), the President of the United States is authorized to prohibit or suspend acquisitions, mergers or takeovers by foreign persons of persons engaged in interstate commerce in the United States if the President determines that there is credible evidence that such foreign persons in exercising control of such acquired persons might take action that threatens to impair the national security of the United States and that other provisions of existing law do not provide adequate authority to protect national security. Pursuant to the Exon-Florio Amendment, a party or parties to a transaction may provide a notification to the Committee on Foreign Investment in the United States (“CFIUS”), which has been designated to administer the Exon-Florio Amendment, for review of the transaction. Notification is not mandatory, but CFIUS has authority to self-initiate a review of a transaction in the absence of a voluntary notification, including after the transaction has closed.

Once a review has been initiated (whether by notification or CFIUS’s own initiative), CFIUS has 30 calendar days to decide whether to initiate a formal investigation. If CFIUS declines to investigate, the review process is complete. If CFIUS decides to investigate, it has an additional 45 days in which to resolve the matter or prepare a recommendation to the President of the United States, who must then decide within 15 days of the recommendation whether to block the transaction. CFIUS may condition its clearance of a transaction upon commitments to be provided by the acquirer. These timetables may be extended in some circumstances if information is not provided as requested. Regardless of whether or not notification is made, there is no prohibition against the consummation of an acquisition, merger or takeover while a review is pending, but CFIUS retains jurisdiction to review a covered transaction following its consummation (unless a review was completed prior to closing).

Kaydon is engaged in interstate commerce in the United States and SKF is a foreign person, and therefore the Offer is potentially subject to examination under the Exon-Florio Amendment. Pursuant to the Merger Agreement, as a condition to the consummation of the Offer, written confirmation by CFIUS that it has completed its review (or, if applicable) investigation) under Exon-Florio and determined that there are no unresolved national security concerns with respect thereto will need to be obtained. There can be no assurance that CFIUS will not impose restrictions on the transaction(s) or will not determine to conduct an investigation of the proposed transaction, and, if an investigation is commenced, there can be no assurance regarding the ultimate outcome of such investigation.

ITAR

The Company is registered with the U.S. State Department, Directorate of Defense Trade Controls (“DDTC”), as a manufacturer and exporter of items that are controlled under the International Traffic in Arms Regulations (“ITAR”). ITAR requires registered companies to notify DDTC in advance of any intended sale or transfer to a foreign person of ownership or control of a registered company or any subsidiary thereof. In connection with the Transactions, the Company filed a notification with DDTC on September 11, 2013 and will comply with other applicable requirements of ITAR. While the Company does not believe that the consummation of the Offer or the Merger will raise significant issues or concerns with the U.S. State Department relating to activities controlled by ITAR, there can be no assurances that the U.S. Government will not seek to challenge the Offer, require divestiture of certain businesses, or impose restrictions on the Offer, the Merger or the conduct of the business following consummation of the Offer or the Merger.

Other Regulatory Approvals

Parent and its subsidiaries conduct business in a number of countries outside of the United States in which the Company transacts business or its products are sold. Consummation of the Offer is subject to the clearance under certain foreign antitrust laws relating to the purchase of shares of Company Common Stock pursuant to the Offer and the consummation of the Merger shall have been obtained or deemed to have been obtained. There can be no assurances that a challenge to the Offer under foreign antitrust or competition grounds will not be made or, if such a challenge is made, the result thereof. If any applicable waiting period under the antitrust laws of an applicable country has not expired or been terminated or any consent, approval, action, ruling or no-action letter required to consummate the Offer under the antitrust laws of such countries has not been obtained, Parent and Merger Sub will not be obligated to accept for payment or pay for any tendered shares of Company Common Stock unless and until such approval has been obtained or such applicable waiting period has expired or exemption has been obtained.

Legal Proceedings

The Company, each member of the Board, SKF, Parent and Merger Sub are named as defendants in two purported class action lawsuits brought by alleged stockholders of the Company challenging the proposed Offer and Merger. The stockholder actions were filed in Washtenaw County Circuit Court in the State of Michigan captioned Macomber v. Kaydon Corp. et al., Case No. 13-884 CZ (the “Macomber Action”) and Dervay v. Kaydon Corp. et al., Case No. 13-881 CZ (the “Dervay Action” and together with the Macomber Action, the “Actions”).

Dervay v. Kaydon Corporation et al., No. 13-881 CZ (Mich. Cir. Ct., Washtenaw Cty.)

The Devray Action was filed on September 9, 2013 and alleges, among other things, that (i) the directors of the Company breached their fiduciary duties to the stockholders of the Company, including duties of care, loyalty, good faith, candor and independence owed to the stockholders of the Company, by among other things, failing to take steps to maximize value of the Company for its stockholders and ignoring and not protecting against conflicts of interest of the board in connection with the proposed acquisition; and (ii) Kaydon, SKF,

Parent and Merger Sub aided and abetted the alleged breaches of fiduciary duty by the directors of the Company. The Devray Action seeks equitable relief, including an injunction against consummation of the Merger, rescission of the Merger to the extent implemented, a direction that the defendants exercise their fiduciary duties to obtain a transaction which is in the best interests of the Company’s stockholders, and awarding plaintiff the costs and disbursements of the action, including attorneys’ fees and costs.

Macomber v. Kaydon Corporation et al., No. 13-884 CZ (Mich. Cir. Ct., Washtenaw Cty.)

The Macomber Action was filed on September 9, 2013 and alleges, among other things, that (i) the directors of the Company breached their fiduciary duties to the stockholders of the Company, including duties of care, loyalty, good faith, and independence owed to the stockholders of the Company, by among other things, failing to take steps to maximize value of the Company for its stockholders and ignoring and not protecting against conflicts of interest of the board in connection with the proposed acquisition; and (ii) Kaydon, SKF, Parent and Merger Sub aided and abetted the alleged breaches of fiduciary duty by the directors of the Company. The Macomber Action seeks equitable relief, including an injunction against consummation of the Merger, rescission of the Merger to the extent implemented, declaration and decree that the merger was entered into in breach of the fiduciary duties of the directors, a direction that the defendants exercise their fiduciary duties to obtain a transaction which is in the best interests of the Company’s stockholders, and awarding plaintiff the costs and disbursements of the action, including attorneys’ fees and costs.

Cautionary Note Regarding Forward-Looking Statements

This document contains forward-looking statements with respect to the tender offer and related transactions, including the benefits expected from the transaction and the expected timing of the completion of the transaction. When used in this document, the words “can,” “will,” “intends,” “expects,” “is expected,” similar expressions and any other statements that are not historical facts are intended to identify those assertions as forward-looking statements. Such statements are based on a number of assumptions that could ultimately prove inaccurate, and are subject to a number of risk factors, including uncertainties regarding the timing of the closing of the transaction, uncertainties as to how many stockholders of the Company may tender their stock in the tender offer, the possibility that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction, and general economic and business conditions. The Company does not assume any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Factors that could cause actual results of the tender offer to differ materially include the following: the risk of failing to obtain any regulatory approvals or satisfy conditions to the transaction, the risk that the transaction will not close or that closing will be delayed, the risk that the Company’s businesses will suffer due to uncertainty related to the transaction, the competitive environment in our industry and competitive responses to the transaction as well as risk factors set forth above. Further information on factors that could affect the Company’s financial results is provided in documents filed by the Company with the U.S. Securities and Exchange Commission, including the Company’s recent filings on Form 10-Q and Form 10-K.

Item 9. Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated September 16, 2013 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of Atlas Management, Inc., Dublin Acquisition Sub Inc. and AB SKF filed with the Securities and Exchange Commission on September 16, 2013 (the “Schedule TO”)).

(a)(1)(B)	Letter of Transmittal for Shares (including Substitute Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

Exhibit No.	Description

(a)(1)(D)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(1)(E)	Summary Advertisement as published in the Wall Street Journal on September 16, 2013 (incorporated by reference to Exhibit (a)(1)(F to the Schedule TO).

(a)(1)(F)	Press release issued by Kaydon Corporation, dated September 5, 2013 (incorporated herein by reference to the press release filed under the cover of Schedule 14D-9C by Kaydon Corporation on September 5, 2013).

(a)(1)(G)	Press release issued by Aktiebolaget SKF, dated September 5, 2013 (incorporated herein by reference to the press release filed under the cover of Schedule 14D-9C by Kaydon Corporation on September 5, 2013).

(a)(1)(H)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder (incorporated by reference to Annex I attached to this Schedule 14D-9).

(a)(5)(A)	Opinion of Barclays Capital Inc. dated September 4, 2013 (incorporated by referenced to Annex II attached to this Schedule 14D-9).

(e)(1)	Agreement and Plan of Merger, dated September 5, 2013, by and among Kaydon Corporation, Atlas Management, Inc., and Dublin Acquisition Sub Inc. (incorporated by reference to Exhibit 2.1 to Kaydon Corporation’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 5, 2013).

(e)(2)	Confidentiality Agreement, dated October 16, 2012, between Kaydon Corporation and AB SKF (incorporated by reference to Exhibit (d)(2) to the Schedule TO).

(e)(3)(A)	Kaydon Corporation 1999 Long Term Stock Incentive Plan, amended and restated effective October 23, 2008 (incorporated by reference to Exhibit 10.6 to Kaydon Corporation’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 28, 2008).

(e)(3)(B)	Amendment No. 1 to Kaydon Corporation 1999 Long Term Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to Kaydon Corporation’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 22, 2012).

(e)(3)(C)	Form of restricted stock agreement (other than for CEO). to be entered into by the Kaydon Corporation and award recipients under the Kaydon Corporation 1999 Long Term Stock Incentive Plan (incorporated by reference to Exhibit 10.10 to Kaydon Corporation’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 28, 2008).

(e)(3)(D)	Form of Kaydon Corporation 1999 Long Term Stock Incentive Plan Non-Qualified Stock Option Agreement (incorporated by reference to Exhibit 10.2 to Kaydon Corporation’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 22, 2012).

(e)(3)(E)	Form of Restricted Stock Agreement for Kaydon Corporation 1999 Long Term Stock Incentive Plan for James O’Leary (incorporated by reference to Exhibit 10.12 to Kaydon Corporation’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 28, 2008).

(e)(3)(F)	Form of Phantom Share Award Agreement for Kaydon Corporation 1999 Long Term Stock Incentive Plan (incorporated by reference to Exhibit 10.13 to Kaydon Corporation’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 28, 2008).

(e)(3)(G)	Form of Kaydon Corporation 1999 Long Term Stock Incentive Plan Performance Award Agreement (incorporated by reference to Exhibit 10.3 to Kaydon Corporation’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 22, 2012).

Exhibit No.	Description

(e)(3)(H)	Amendment to 1999 Long-Term Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to Kaydon Corporation’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 29, 2013).

(e)(4)	Kaydon Corporation 2003 Non-Employee Directors Equity Plan, amended and restated effective October 23, 2008 (incorporated by reference to Exhibit 10.7 to Kaydon Corporation’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 28, 2008).

(e)(5)(A)	Form of 2003 Non-Employee Directors Equity Plan Restricted Stock Agreement (incorporated by reference to Exhibit 10.8 to Kaydon Corporation’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 28, 2008).

(e)(5)(B)	Form of 2003 Non-Employee Directors Equity Plan Nonstatutory Stock Option Agreement (incorporated by reference to Exhibit 10.9 to Kaydon Corporation’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 28, 2008).

(e)(5)(C)	Kaydon Corporation Non-Employee Directors Compensation (incorporated by reference to Exhibit 10.14 to Kaydon Corporation’s Annual Report on Form 10-K for the year ended December 31, 2005).

(e)(6)	Kaydon Corporation 2013 Non-Employee Directors Equity Plan (incorporated by reference to Exhibit 10.1 to Kaydon Corporation’s S-8 Registration Statement filed with the Securities and Exchange Commission on May 8, 2013).

(e)(7)	Form of 2013 Non-Employee Directors Equity Plan Restricted Stock Agreement (incorporated by reference to Exhibit 10.2 to Kaydon Corporation’s S-8 Registration Statement filed with the Securities and Exchange Commission on May 8, 2013).

(e)(8)	Form of 2013 Non-Employee Directors Equity Plan Non-Statutory Stock Option Agreement (incorporated by reference to Exhibit 10.3 to Kaydon Corporation’s S-8 Registration Statement filed with the Securities and Exchange Commission on May 8, 2013).

(e)(9)	Kaydon Corporation Director Deferred Compensation Plan, amended and restated effective October 28, 2008 (incorporated by reference to Exhibit 10.4 to Kaydon Corporation’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 28, 2008).

(e)(10)	Amended and Restated Executive Management Bonus Program (incorporated by reference to Exhibit 10.1 to Kaydon Corporation’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 26, 2009).

(e)(11)(A)	Kaydon Corporation Supplemental Executive Retirement Plan, as amended and restated (incorporated by reference to Exhibit 10.2 to Kaydon Corporation’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 28, 2008).

(e)(11)(B)	First Amendment of the Kaydon Corporation Supplemental Executive Retirement Trust (incorporated by reference to Exhibit 10.3 to Kaydon Corporation’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 28, 2008).

(e)(12)(A)	Employment Agreement entered into March 23, 2007 effective March 26 2007, as amended February 14, 2008 and October 23, 2008 by and between Kaydon Corporation and James O’Leary (incorporated by reference to Exhibit 10.1 to Kaydon Corporation’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 28, 2008).

(e)(12)(B)	Form of Letter Agreement relating to Employment Agreement with James O’Leary (incorporated by reference to Exhibit 10.3 to Kaydon Corporation’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 12, 2008).

Exhibit No.	Description

(e)(13)	Form of Letter Agreement for Change in Control Compensation Agreements (incorporated by reference to Exhibit 10.2 to Kaydon Corporation’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 12, 2008).

(e)(14)	Amended and Restated Change in Control Compensation Agreement dated October 23, 2008 between the Kaydon Corporation and John R. Emling (incorporated by reference to Exhibit 10.5.5 to Kaydon Corporation’s Quarterly Report on Form 10-Q for the quarter ended September 27, 2008).

(e)(15)	Amended and Restated Change in Control Compensation Agreement dated October 23, 2008 between the Kaydon Corporation and Peter C. DeChants (incorporated by reference to Exhibit 10.5.4 to Kaydon Corporation’s Quarterly Report on Form 10-Q for the quarter ended September 27, 2008).

(e)(16)	Amended and Restated Change in Control Compensation Agreement dated October 23, 2008 between the Kaydon Corporation and Debra K. Crane (incorporated by reference to Exhibit 10.5.2 to Kaydon Corporation’s Quarterly Report on Form 10-Q for the quarter ended September 27, 2008).

(e)(17)	Change in Control Compensation Agreement between Kaydon Corporation and Laura Kowalchik, dated October 29, 2010 (incorporated by reference to Exhibit 10.1 to Kaydon Corporation’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 29, 2010).

(e)(18)	Change in Control Compensation Agreement dated March 5, 2012 by and between Kaydon Corporation and Timothy J. Heasley (incorporated by reference to Exhibit 10.2 to Kaydon Corporation’s Current Report on Form 8-K dated March 5, 2012).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KAYDON CORPORATION

By:	/s/ Debra K. Crane
Debra K. Crane
Title:	Vice President, Administration

Dated: September 16, 2013

Annex I — Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated thereunder.

Annex II — Opinion of Barclays Capital Inc., dated September 4, 2013.

Annex III — Section 262 of the Delaware General Corporation Law.

ANNEX I

KAYDON CORPORATION

SUITE 300, 2723 SOUTH STATE STREET

ANN ARBOR, MICHIGAN 48104

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES

EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

We Are Not Asking You for a Proxy and You Are Requested Not to Send us a Proxy.

Kaydon Corporation (“Kaydon,” the “Company,” “we” or “our”) is mailing this Information Statement on or about September 16, 2013 to holders of our common stock as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”). The Schedule 14D-9 relates to our position with respect to the tender offer by Dublin Acquisition Sub Inc., a Delaware corporation (“Acquisition Sub”), a wholly-owned subsidiary of Atlas Management, Inc., a Delaware limited liability company (“Parent”), for all of our issued and outstanding shares of common stock (“Company Common Stock”). You are receiving this Information Statement in connection with the possible election of persons designated by Parent to at least a majority of the seats on our board of directors. Such designation is to be made pursuant to the Agreement and Plan of Merger, dated as of September 5, 2013, by and among Kaydon, Parent and Acquisition Sub (the “Merger Agreement”).

Pursuant to the Merger Agreement, Acquisition Sub commenced a cash tender offer on September 16, 2013 to purchase all of our issued and outstanding shares at a price of $35.50 per share, net to the holder in cash, without interest and less any required withholding taxes, upon the terms and conditions set forth in the Offer to Purchase dated September 16, 2013 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with any amendments or supplements, collectively, constitute the “Offer”). The initial expiration date of the Offer is 11:59 p.m., New York City time, on October 15, 2013, subject to extension in certain circumstances as required or permitted by the Merger Agreement. At that time, if all conditions to the Offer have been satisfied or waived, Acquisition Sub will purchase all shares validly tendered pursuant to the Offer and not validly withdrawn. Copies of the Offer to Purchase and the related Letter of Transmittal have been mailed with the Schedule 14D-9 to shareholders and are filed as exhibits to the Schedule 14D-9 filed by Kaydon with the Securities and Exchange Commission (the “SEC”) on September 16, 2013.

The Merger Agreement provides that, upon acceptance for payment of shares pursuant to and subject to the conditions of the Offer, promptly after Acquisition Sub accepts for payment and pays for any shares of Company Common Stock tendered and not withdrawn pursuant to the Offer, and at all times thereafter, Acquisition Sub will be entitled to elect or designate such number of directors, rounded up to the next whole number, on the board of directors of the Company as is equal to the product of the total number of directors on the board of directors of the Company (giving effect to the directors elected or designated by Acquisition Sub pursuant to the Merger Agreement) multiplied by the percentage that the aggregate number of shares of Company Common Stock beneficially owned by Parent and Acquisition Sub bears to the total number of shares of Company Common Stock then outstanding. As a result, Acquisition Sub will have the ability to designate a majority of our board of directors following the consummation of the Offer.

This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder, in connection with the appointment of Parent’s designees to our board of directors. You are urged to read this Information Statement carefully. You are not, however, required to take any action. The information contained in this Information Statement, including information incorporated herein by reference, concerning Parent and Acquisition Sub’s designees has been furnished to us by Parent, and we assume no responsibility for the accuracy or completeness of such information.

ACQUISITION SUB DESIGNEES

Acquisition Sub has determined that Acquisition Sub’s designees to the board of directors of Kaydon will be Brian J. Duffy, Angelo J. Galli, Jr., Timothy D. Gifford and Poul Jeppesen (the “Potential Designees”). Acquisition Sub has informed Kaydon that each of the Potential Designees has consented to act as a director of Kaydon, if so designated. The following is a brief biography of each of the Potential Nominees as of September 12, 2013.

Brian J. Duffy is President and Director of Atlas Management, Inc. (since 1994); Treasurer of SKF USA Inc.

Education and job experience: B.S. in Accounting, St. Joseph’s University, 1977. Philadelphia Savings Fund Society, 1977 to 1978; Philadelphia Manufacturers’ Mutual Insurance Company, Cash Manager (1978 to 1983); Employed within SKF USA Inc. since 1980.

Angelo J. Galli, Jr. is Vice President, Human Resources, Chief Human Resources Officer, SKF USA Inc.

Education and job experience: B.A. in English, St. Francis College (1973); M.A. in Industrial Relations, St. Francis College (1975). Prior positions include: SKF USA Inc., Director, Human Resources, Chief Labor Negotiator (1994 to 2009).

Timothy D. Gifford is a Director of Atlas Management, Inc.; Director, Senior Vice President and General Counsel of Dublin Acquisition Sub Inc.; Director, Senior Vice President, General Counsel and Secretary of SKF USA Inc.

Education and job experience: B. A. in History, Lehigh University, 1968; US Army, Military Police (1968 to 1970), Sgt E-5; M.B.A., Finance & Marketing, Lehigh University, 1971; J.D., Widener University, 1980. Prior positions include: Olin Corporation, Winchester Group, Financial Analyst (1972 to 1975); SKF USA Inc., Financial Analyst (1975 to 1978), Manager Strategic Planning (1978 to 1981), and Associate General Counsel (1981 to 1998).

Poul Jeppesen is Director, Chief Executive Officer and President of Dublin Acquisition Sub Inc.; Director of SKF USA Inc.; President, USA of AB SKF; Board member of NAM (National American Manufacturers), MAPI (Manufacturing Alliances), ABMA, American Bearing Manufacturers Association and Family Answers (Charity Organization).

Education and job experience: Engineering, Aalborg Technical College and Business Administration, Silkeborg Business School. Employed within the SKF Group since 1982. Previous positions within SKF: President, SKF Actuation System and several other positions.

None of the Potential Designees (1) is currently a director of, or holds any position with, Kaydon, or (2) to our knowledge, has a familial relationship with any directors or executive officers of Kaydon. Kaydon has been advised that, to the knowledge of Acquisition Sub and Parent, none of the Potential Designees beneficially owns any equity securities (or rights to acquire such equity securities) of Kaydon and none have been involved in any transactions with Kaydon or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Parent and Acquisition Sub have informed Kaydon that, to their knowledge, none of the Potential Designees has been convicted in a criminal proceeding (excluding traffic violations or misdemeanors) or has been a party to any judicial or administrative proceeding during the past ten years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

It is expected that the Potential Designees may assume office at any time following the purchase by Acquisition Sub of shares of our common stock pursuant to the Offer and the Merger Agreement, which purchase cannot be earlier than 11:59 p.m., New York City time, on October 15, 2013. It is currently not known which, if any, of the current directors of Kaydon would resign.

CERTAIN INFORMATION CONCERNING OUTSTANDING SECURITIES

The authorized capital stock of Kaydon consists of 98,000,000 shares of common stock and 2,000,000 shares of preferred stock, par value $0.10 per share. As of the close of business on September 12, 2013 there were 32,201,071 shares of our common stock issued and outstanding (which includes 289,635 shares of Company Restricted Stock (as defined below) and 93,864 shares of Company Performance Shares (as defined below) outstanding as of that date) and no shares of preferred stock outstanding. As of the date of this Information Statement, Parent and its affiliates do not own any shares of our common stock.

The common stock is the only class of voting securities of Kaydon outstanding that is entitled to vote at a meeting of stockholders of Kaydon. Each share of our common stock entitles its record holder to one vote on all matters submitted to a vote of Kaydon’s stockholders.

CURRENT DIRECTORS AND OFFICERS OF THE COMPANY

The following sets forth certain information as of September 12, 2013 about our directors and our Chief Executive Officer or Chief Financial Officer and the other three most highly compensated executive officers during our fiscal year ended December 31, 2012 (the “named executive officers”).

In March 2012, Peter C. DeChants, announced his then intention to retire. On March 5, 2012, Mr. DeChants stepped down from his position as Chief Financial Officer, and Timothy J. Heasley was appointed to succeed Mr. DeChants as Senior Vice President and Chief Financial Officer. Mr. DeChants remains with the Company as Senior Vice President, Corporate Development and Strategy. Mr. DeChants was no longer considered to be an executive officer of the Company as of February 2013.

In October 2012, Ms. Debra K. Crane notified Kaydon and its Board that she intended to retire. In May 2013, Ms. Crane stepped down from her position as General Counsel and assumed the role of Vice President, Administration and Secretary, and continues in this position as of the date of this Information Statement.

In January 2013, Anthony T. Behrman resigned as Vice President—Human Resources. Mr. Behrman forfeited the unvested portions of his restricted stock and option awards upon his departure from the Company.

Name	Age	Position
Mark A. Alexander	54	Director
David A. Brandon	61	Director
Patrick P. Coyne	50	Director
William K. Gerber	59	Director
Timothy J. O’Donovan	68	Director
James O’Leary	50	President, Chief Executive Officer and Chairman of the Board
Timothy J. Heasley	59	Senior Vice President, Chief Financial Officer
Anthony T. Behrman	50	Former Vice President — Human Resources (resigned from the Company in January 2013)
Debra K. Crane	57	Vice President, Administration
Peter C. DeChants	60	Senior Vice President, Corporate Development and Strategy, Former Chief Financial Officer
Laura M. Kowalchik	44	Vice President, Controller and Chief Accounting Officer

Our board of directors currently consists of six directors. Each of our six directors’ terms expire at our annual meeting in 2014.

DIRECTOR AND EXECUTIVE OFFICERS

The following is a brief biography of each of our directors and executive officers during our fiscal year ended December 31, 2013.

Mark A. Alexander has been Chairman and Chief Executive Officer of Alexander Investors LLC, a private investment firm, since September 2009. Prior to that, Mr. Alexander served for more than fourteen years as the Chief Executive Officer of Suburban Propane Partners, L.P., a national marketer of propane, fuel oil and other refined fuels. Mr. Alexander was appointed as a director of Kaydon in July 2007 and is a member of the Compensation Committee and the Audit Committee.

David A. Brandon has served as Director of Athletics at the University of Michigan since March 2010 and as Chairman of the Board of Domino’s Pizza, Inc., a company in the business of franchising and operating retail pizza delivery stores and food distribution, since March 1999. He served as Chief Executive Officer of Domino’s Pizza from March 1999 until March 2010. Mr. Brandon also served as a director of Burger King Corporation from 2003 until 2010, and the TJX Companies, Inc. from 2001 until 2011. Mr. Brandon served as a director of Northwest Airlines Corporation from 2007 until 2008. Mr. Brandon is currently a director of DTE Energy Co. and Herman Miller, Inc. Mr. Brandon has been a director of Kaydon since February 2004, is Chairman of the Compensation Committee, and is a member of the Corporate Governance and Nominating Committee.

Patrick P. Coyne has been employed by Delaware Investments for more than 20 years and has been its President since July 2006. Mr. Coyne is also Chairman of the Board for the Delaware Investments Family of Mutual Funds. Delaware Investments, an affiliate of Macquarie Group, is a diversified asset management firm. From 2003 to 2006, Mr. Coyne served as a director of Lincoln National Convertible Securities Fund, Inc., and Lincoln National Income Fund, Inc. Mr. Coyne was appointed as a director of Kaydon in July 2007 and is a member of the Audit Committee and Compensation Committee.

William K. Gerber has been Managing Director of Cabrillo Point Capital LLC, a private investment fund, since January 2008. Prior to that, he was Executive Vice President and Chief Financial Officer of Kelly Services, Inc., a global staffing services company since 1998. Mr. Gerber has served as a director of AK Steel Corporation since 2007, and Chairman of its Audit Committee since 2008. Mr. Gerber has served as a director of Wolverine World Wide, Inc. since 2008, and Chairman of its audit committee since 2013. He has been a director of Kaydon since October 2007 and is Chairman of the Audit Committee, and is a member of the Corporate Governance and Nominating Committee.

Timothy J. O’Donovan has served as a director of Wolverine World Wide, Inc., a company in the business of manufacturing and marketing footwear products, since 1993. He served as Chairman of Wolverine from April 2005 to December 2009, and served as their Chief Executive Officer from April 2000 to April 2007. Mr. O’Donovan has served on the Board of Directors of Spartan Stores, Inc. since 2003. He has been a director of Kaydon since July 2005 and is a member of the Audit Committee and is Chairman of the Corporate Governance and Nominating Committee. Mr. O’Donovan serves as the Board of Directors’ Lead Director.

James O’Leary has served as President and Chief Executive Officer of Kaydon since March 2007, and as Chairman of the Board since May 2007. He was an independent director of Kaydon from 2005 to March 2007. Mr. O’Leary is a certified public accountant in the State of New York (currently inactive) and holds an MBA from the Wharton School of the University of Pennsylvania.

Timothy J. Heasley joined Kaydon in March 2012. Prior to joining Kaydon, he was Senior Vice President and Corporate Controller of Gibraltar Industries, Inc. from 2005 to 2012. Mr. Heasley previously served as Chief Financial Officer for MRC Industrial Group, Inc. from 2003 to 2005, and in increasingly responsible financial positions at SPS Technologies and Johnson Controls. In the first quarter of 2006, subsequent to Mr. Heasley’s departure, MRC Industrial Group, Inc. filed for bankruptcy protection.

Anthony T. Behrman served as Vice President — Human Resources from December 2007 through his resignation in January 2013. Prior to joining Kaydon, he held a variety of human resources positions at companies including BorgWarner, which he joined in 2001, Thomson Consumer Electronics, GTE and General Dynamics.

Debra K. Crane joined Kaydon as Vice President, General Counsel and Secretary in January 2008. In October 2012, Ms. Crane notified Kaydon and its Board that she intended to retire. In May 2013, Ms. Crane stepped down from her position as General Counsel and assumed the role of Vice President, Administration and Secretary, and continues in this position as of the date of this Information Statement. Prior to joining Kaydon, she was Senior Counsel for Parker-Hannifin Corporation from 2006 to 2007. From 2003 to 2006, Ms. Crane was with Novelis Corporation.

Peter C. DeChants has been Kaydon’s Senior Vice President, Corporate Development since March 2012 and was Chief Financial Officer from January 2009 to March 2012. From May 2007 to January 2009 Mr. DeChants held the position of Senior Vice President — Corporate Development and Strategy, and Treasurer. Mr. DeChants was previously Vice President — Corporate Development and Treasurer since joining Kaydon in September 2002.

Laura M. Kowalchik joined Kaydon in October 2010. Prior to joining Kaydon, she was Vice President and Corporate Controller of Dura Automotive Systems, LLC from 2008 to 2010. From 2006 to 2008 she held senior financial positions at Microheat, Inc. Ms. Kowalchik also held various positions with Metaldyne Corporation from 1998 to 2006. In the fourth quarter of 2008, subsequent to Ms. Kowalchik’s departure, Microheat, Inc. filed for bankruptcy protection.

CORPORATE GOVERNANCE AND BOARD MATTERS

Board of Director Committees

The Board of Directors has established an Audit Committee, a Compensation Committee, and a Corporate Governance and Nominating Committee. The Board of Directors and each Committee of the Board of Directors individually has the authority to retain outside advisers including consultants, accountants and legal counsel as needed.

The current charters of the Audit Committee, the Compensation Committee and the Corporate Governance and Nominating Committee may be accessed on the Company’s website at www.kaydon.com. The information contained on Kaydon’s website should not be deemed filed with, and is not incorporated by reference into, this proxy statement or any of Kaydon’s other filings under the Securities Act of 1933, as amended, or the Exchange Act of 1934, as amended, except to the extent that Kaydon specifically so provides.

Audit Committee. Kaydon’s Audit Committee currently consists of four directors: William K. Gerber (Chairman), Patrick P. Coyne, Timothy J. O’Donovan and Mark A. Alexander. All members of the Audit Committee are independent as such term is defined under the current listing standards of the New York Stock Exchange (“NYSE”). The Audit Committee operates pursuant to a written charter which was amended in April 2012, and most recently reviewed and approved by the Audit Committee on February 19, 2013.

The primary function of the Audit Committee is to assist the Board of Directors in fulfilling its oversight of the Company’s:

•	Financial reporting processes, financial reports and other financial information;

•	Financial statement integrity;

•	Internal and independent audit activities;

•	Compliance with legal and regulatory requirements;

•	System of internal controls; and

•	Independent auditor’s qualifications and independence.

The Board of Directors has determined that each of the members of the Audit Committee is “financially literate” and possesses relevant financial management expertise within the listing standards of the NYSE. The Board of Directors has determined that Mr. Gerber is an “audit committee financial expert” as defined in the applicable SEC rules.

Compensation Committee. Kaydon’s Compensation Committee currently consists of three directors: David A. Brandon (Chairman), Mark A. Alexander and Patrick P. Coyne. All members of the Compensation Committee are independent as such term is defined under the current listing standards of the NYSE. The Compensation Committee operates pursuant to a written charter which was most recently reviewed and approved by the Compensation Committee on February 20, 2013.

The primary function of the Compensation Committee is to assist the Board of Directors in fulfilling its oversight of the Company’s compensation arrangements including:

•	Selection, retention and compensation of elected officers and other key employees;

•	Interpreting and/or amending the Kaydon Corporation 1999 Long Term Stock Incentive Plan (“1999 Stock Plan”);

•	Considering and approving where required, major changes in compensation, benefits and/or retirement plans; and

•	Determining and approving the Chief Executive Officer’s compensation.

The Compensation Committee also reviews the Company’s compensation policies and practices for all employees, including executive officers, to determine whether the Company’s compensation policies and practices pose any risks to the Company that are reasonably likely to have a material adverse effect on the Company.

Corporate Governance and Nominating Committee. Kaydon’s Corporate Governance and Nominating Committee (“Governance Committee”) currently consists of three directors: Timothy J. O’Donovan (Chairman), William K. Gerber, and David A. Brandon. All members of the Governance Committee are independent as such term is defined under the current listing standards of the NYSE. The Governance Committee operates pursuant to a written charter which was most recently reviewed and approved by the Governance Committee on February 20, 2013.

The primary function of the Governance Committee is to assist the Board of Directors in fulfilling its oversight of the Company’s governance and nominating procedures including:

•	Identifying and recommending nominees for the Company’s Board of Directors;

•	Recommending to stockholders candidates for election or re-election to the Board of Directors at the Annual Meeting;

•	Annually evaluating and reviewing the performance of the Board of Directors;

•	Reviewing and considering succession plans at the Chief Executive Officer and other senior officer levels;

•	Assessing the independence of the members of the Board of Directors and its committees; and

•	Reviewing and monitoring any outside directorship held by senior company officials.

Compensation Committee Interlocks and Insider Participation

The members of the Compensation Committee for the 2012 fiscal year were David A. Brandon (Chairman), Mark A. Alexander and Patrick P. Coyne. No member of the Compensation Committee was at any time during fiscal year 2012 or at any other time an officer or employee of Kaydon, and no member had any relationship with Kaydon requiring disclosure as a related-party transaction in the section “Certain Relationships and Related Transactions” of this proxy statement. No executive officer of Kaydon has served on the board of directors or compensation committee of any other entity that has or has had one or more executive officers who served as a member of the Board of Directors or the Compensation Committee during 2012.

Director Candidates Recommended by Stockholders

The Governance Committee considers candidates for Board membership based on recommendations received from Board members, management and stockholders. Prospective nominees are considered based primarily on the need for additional Board members to fill vacancies or expand the size of the Board of Directors and the likelihood that the prospective nominee can satisfy the qualifications and standards established by the Governance Committee. The initial determination will be based on information provided to the Governance Committee with any recommendation made to Kaydon, the Governance Committee’s own knowledge of the prospective candidate, and possible inquiries to persons familiar with the qualifications of the prospective candidate.

If the Governance Committee determines, in consultation with the Board of Directors as appropriate, that additional consideration is warranted, it may gather additional information about the prospective nominee’s background and experience. The Governance Committee evaluates the prospective nominee against the qualifications and standards adopted by the Governance Committee, including:

•	Ability to represent the interests of the stockholders of the Company;

•	Qualities and standards of integrity, commitment and independence of thought and judgment;

•	Independence based upon the standards of the NYSE;

•	Broad range of business experiences consistent with the Company’s diversified businesses;

•	Ability to dedicate sufficient time, energy and attention to service as a director; and

•	Contribution to the range of talent, skill and expertise appropriate for the Board of Directors.

The Governance Committee, in its judgment, also considers such other relevant factors, including the current composition of the Board of Directors, the need for specific functional expertise and the evaluations of other prospective nominees. In addition, in evaluating prospective nominees, the Governance Committee also takes into consideration the diversity of the nominees, including cultural, geographic, gender and ethnic diversity, as well as differences of viewpoint, skills, education, and professional experience. The Governance Committee does not have a formal policy with respect to diversity; however, the Board and the Governance Committee believe it is essential that the Board members represent diverse viewpoints. In considering candidates for the Board, the Governance Committee considers the entirety of each candidate’s credentials in the context of these standards. Further, the Governance Committee may, but is not required to, utilize third-party firms to assist in the identification and/or screening of prospective candidates.

In connection with this evaluation, the Governance Committee determines whether one or more members of the Governance Committee, and others as appropriate, will interview prospective nominees. After completing this evaluation and interview, the Governance Committee recommends to the full Board of Directors the person(s) to be nominated by the Board, and the Board determines the nominees after considering the recommendation and report of the Governance Committee.

Meeting Attendance

During 2012, Kaydon’s Board of Directors met five times for regular meetings, and once for a special telephonic meeting; the Audit Committee met five times (each of the meetings involved the independent auditors); the Compensation Committee met six times, one of which was a telephonic meeting; and the Governance Committee met twice during the year. The non-employee directors met five times in 2012 without management present. All members of the Board of Directors attended at least 75% of the aggregate of the total number of Board meetings and meetings of the Committees on which they served. The Company’s policy regarding director attendance at the Company’s Annual Meeting of Stockholders is that directors are expected to attend in person, absent compelling business or personal conflicts which prevent attendance. All of the Company’s directors attended the Company’s 2012 Annual Meeting.

Director Independence

During February 2013, the Board of Directors undertook its annual review of director independence based on the listing standards established by the NYSE. Under the NYSE rules, a director qualifies as independent upon the Board of Directors affirmatively determining that he or she has no material relationship with the Company (either directly or as a partner, stockholder or officer of an organization that has a relationship with the Company). The Company has adopted categorical standards to assist it in making independence determinations. Under these standards, a director’s independence will not be considered impaired solely as a result of either of the following relationships:

•	If the director is a partner or stockholder or otherwise is an equity-holder of an entity with which the Company does business, so long as purchases or sales of goods and services from or to the Company do not exceed 1% of the annual revenues of the Company or the other entity; or

•	If the director serves as an officer or director of a charitable organization to which the Company makes a donation, so long as the aggregate annual donations by the Company do not exceed 1% of that organization’s annual charitable receipts.

In addition, the Board of Directors considered transactions and relationships between each director or any member of his or her immediate family and the Company and its subsidiaries and affiliates. Based on this review, the Board of Directors affirmatively determined that all of the directors are independent of the Company and its management under the NYSE listing standards, except for Mr. O’Leary. Mr. O’Leary is not considered an independent director because he is a senior executive of the Company.

Leadership Structure

The Board has no formal policy with respect to the separation of the offices of the Chairman and the Chief Executive Officer (“CEO”), which offices are currently held by Mr. O’Leary. However, the Board understands that no single leadership model is right for all companies and at all times. Accordingly, the Board regularly reviews its leadership structure, including whether these offices should be separate. The Board has determined that the current structure consisting of combined roles of Chairman and CEO, along with the position of an independent Lead Director, is an effective and appropriate leadership structure for the Company at this time.

The Lead Director chairs the periodic sessions of the Board in which management directors and other members of management are not present, serves as a liaison between members of the Board of Directors and the Chairman and CEO, assists in the development of Board meeting agendas, and provides continuous communication regarding matters of import to the Chairman and CEO. The Lead Director since October 2007 has been Timothy J. O’Donovan. The independent directors routinely meet in executive session. During 2012, the independent directors met in executive session on five occasions.

Combining the chairman and chief executive officer roles fosters clear accountability, effective decision-making, and alignment on corporate strategy. As a balance, to ensure effective independent oversight, the Board maintains a strong, independent, Lead Director, and ensures that non- management directors meet in executive session after each non-telephonic board meeting. To further ensure effective independent oversight, the Board has adopted, as part of its Corporate Governance Guidelines, several key governance policies, including an annual review, by non- management directors, of the CEO’s performance. In addition, the Governance Committee is required to work with the CEO to ensure that effective plans are in place for both short-term and long-term management succession, and to evaluate potential successors to the CEO.

Risk-Management Oversight

The entire Board and each of its committees are involved in overseeing risks associated with the Company. The Board oversees the management of risks inherent in the operations of the Company’s business segments and the implementation of its strategic plan, using several different levels of review and the involvement of management as appropriate. In reviewing the operations of the Company’s segments, the Board addresses the primary risks associated with each segment and business function. The Board reviews the risks associated with the Company’s strategic plan periodically throughout the year as part of its consideration of the strategic direction of the Company. Further, as part of its general oversight of risk-management, the full Board reviews the various components of the Company’s insurance program on an annual basis, which includes a review of the coverage in the following categories: global property and casualty, general liability, workers’ compensation, directors and officers liability insurance, commercial crime, fiduciary liability, aviation, and umbrella insurance coverage. The Audit Committee monitors the Company’s credit risk, liquidity risk, regulatory risk and operational risk and, in accordance with the provisions of the Audit Committee Charter, regularly reviews and discusses with management the Company’s policies with respect to risk management. In addition, the Audit Committee periodically reviews with management the Company’s policies and practices with respect to legal, regulatory and ethical compliance. The Governance Committee monitors the Company’s governance and succession risk with assistance from outside advisers as appropriate. The Compensation Committee monitors CEO succession and the Company’s compensation policies and related risks, including through periodic reviews with management and outside advisers, as appropriate. In addition, the Company maintains Stock Trading Guidelines that prohibit directors, officers and other employees from engaging in prohibited transactions such as hedging transactions and pledging Company securities as collateral.

Director Compensation

Directors receive a balanced mix of cash compensation and equity awards. During 2012, Directors who were not employees of Kaydon were paid an annual retainer of $35,000 payable in four quarterly installments and meeting fees of $2,500 for attending regular meetings of the Board of Directors; $500 for telephonic meetings of the Board of Directors; and each Committee member, including the Chairman of each Committee, receives $1,000 per Committee meeting for attending meetings of the Audit, Compensation or Governance Committee. The Chairman of the Audit Committee is paid an annual fee of $10,000 and the Chairmen of the Compensation and Governance Committees are each paid an annual fee of $5,000. The Lead Director is paid an annual fee of $20,000 payable in four quarterly installments. These amounts are shown in Table 1 — 2012 Director Compensation (see column “Fees Earned or Paid in Cash”). Directors are also entitled to reimbursement of reasonable travel expenses associated with attending Board and committee meetings. Non-employee directors do not participate in the Company’s health or retirement plans nor does the Company provide separate health or retirement plans for the non-employee directors.

During fiscal year 2012, the Compensation Committee engaged Towers Watson to assist the Committee in assessing and reviewing the overall compensation for Non-Employee Directors. Following the Committee’s review of Non-Employee Director compensation, and upon recommendation of the Committee, the Board of Directors adopted the following changes to Non-Employee Directors’ compensation effective February 20, 2013: Non-Employee Directors will be paid an annual retainer of $65,000 in four quarterly installments. They will not receive any meeting attendance fees. There were no changes made to the Lead Director fees, or to annual fees paid to Chairmen of the Audit, Compensation and Governance Committees.

Directors may elect at the beginning of each year to defer payment of their cash fees for that year under the Kaydon Corporation Director Deferred Compensation Plan (“Deferred Compensation Plan”). Deferred compensation may be credited to an interest bearing account or a Kaydon Corporation common stock “phantom stock” account which earns dividends if and when dividends are declared on Kaydon’s common stock. Payment of amounts deferred under the Deferred Compensation Plan commences when a participant ceases to be a director or at a future date elected by the director.

Since 2003, non-employee directors have received options to purchase shares of common stock and shares of restricted stock pursuant to the Kaydon Corporation 2003 Directors Plan. The 2003 Directors Plan provided that each person who is first appointed as a non-employee director within six months after an Annual Meeting of Stockholders would be granted an option to purchase 5,000 shares of common stock on the date of appointment. The 2003 Directors Plan also provided that on the day after each Annual Meeting of Stockholders, each non-employee director in office on that date would be granted an option to purchase 3,500 shares of common stock and 1,000 shares of restricted stock. Options granted under the 2003 Directors Plan have an exercise price equal to the fair market value per share of common stock of the Company (i.e., the closing price for common stock on the NYSE) on the day of the grant. With respect to options granted prior to May 6, 2008, on each anniversary of the date of grant, an option will become exercisable with respect to 20% of the shares covered by the option, so that on the fifth anniversary of the grant an option will be fully exercisable. With respect to options granted on or after May 6, 2008 under the 2003 Directors Plan, such options will become fully vested and exercisable on the first anniversary of the grant date. All options must be exercised within ten years after the date of grant. With respect to the restricted stock issued under the 2003 Directors Plan prior to May 6, 2008, on each January 5th after such restricted shares were granted, the restrictions will lapse as to 20% of the shares previously granted, so that on the fifth such January 5th following the grant of restricted shares, all shares covered by the grant will be free of restrictions. With respect to restricted stock issued under the 2003 Directors Plan on or after May 6, 2008, all restrictions shall lapse on the January 5th following the grant date for such award. The 2003 Directors Plan expires by its terms on April 30, 2013. Under the 2003 Directors Plan, a director who retires on or after his or her 65th birthday retains continuing vesting rights to each grant.

TABLE 1 — 2012 DIRECTOR COMPENSATION

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	Option Awards ($)(2)	Total ($)
Mark A. Alexander	$55,500	$23,260	$21,075	$99,835
David A. Brandon	61,000	23,260	21,075	105,335
Patrick P. Coyne	54,500	23,260	21,075	98,835
William K. Gerber	65,000	23,260	21,075	109,335
Timothy J. O’Donovan	80,000	23,260	21,075	124,335

Notes:

(1)	Each director listed received a restricted stock grant of 1,000 shares on May 9, 2012, which vested on January 5, 2013. Amounts shown are the aggregate grant date fair value of awards computed in accordance with FASB ASC Topic 718, excluding the effect of estimated forfeitures, based upon a per share value of $23.26 on the grant date. The aggregate number of unvested restricted shares granted under the 2003 Directors Plan and outstanding at year-end 2012 for each director was: Mr. Alexander, 1,000 shares, Mr. Brandon, 1,000 shares; Mr. Coyne, 1,000 shares; Mr. Gerber, 1,000 shares; and Mr. O’Donovan, 1,000 shares.
(2)	Each director listed received a stock option grant of 3,500 shares on May 9, 2012, which vests on the first anniversary of the grant date at an exercise price of $23.26 per share. All of the options were granted under the 2003 Directors Plan. Amounts shown are the aggregate grant date fair value of awards computed in accordance with FASB ASC Topic 718, excluding the effect of estimated forfeitures. Please refer to Note 6 to our audited consolidated financial statements for the fiscal year 2012 included in our Annual Report on Form 10-K for the calculation methodology used to calculate the grant date fair value for option awards provided in the table above. The aggregate number of stock option awards granted under the 2003 Directors Plan and outstanding at year-end 2012 for each director was: Mr. Alexander, 22,500 shares; Mr. Brandon, 31,500 shares; Mr. Coyne, 22,500 shares; Mr. Gerber, 22,500 shares; and Mr. O’Donovan, 29,500 shares.

Communications with Directors

Stockholders and other interested parties may communicate with non-employee directors individually or as a group or with the Board’s Lead Director by submitting comments or questions in writing to the Company’s corporate secretary at the address of our principal executive offices set forth above. The Company’s corporate secretary will forward all such communications to the Lead Director without screening or editing.

SECURITY OWNERSHIP OF

CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following tables set forth certain information regarding the ownership of our common stock as of September 12, 2013 by: (i) each director and nominee for director, (ii) each of the named executive officers listed in the Summary Compensation Table, (iii) all executive officers and directors of Kaydon as a group and (iv) all those known by us to be beneficial owners of more than five percent of our common stock.

Principal Stockholders

The following table sets forth information as of September 12, 2013, with respect to the beneficial ownership of Kaydon’s common stock by all persons known by us to beneficially own more than 5% of our common stock. We included ownership information for principal stockholders as provided in the most recently available Schedule 13D or Schedule 13G filed by each respective holder. The percentage of common stock beneficially owned by each person below is based on 32,201,071 shares of our common stock issued and outstanding (which includes 289,635 shares of Company Restricted Stock (as defined below) and 93,864 shares of Company Performance Shares (as defined below)) as of September 12, 2013.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Issued and Outstanding Common Stock
BlackRock, Inc.(1)	2,421,210	7.52%
40 East 52nd Street
New York, NY 10022
Janus Capital Management LLC(2)	2,041,028	6.34%
Perkins Investment Management LLC
Perkins Small Cap Value Fund
151 Detroit Street
Denver, CO 80206
Royce & Associates, LLC(3)	1,698,200	5.27%
745 Fifth Avenue
New York, NY 10151
The Vanguard Group, Inc.(4)	1,880,398	5.84%
100 Vanguard Blvd.
Malvern, PA 19355
Stowers Institute for Medical Research(5)	1,899,347	5.90%
American Century Companies, Inc.
American Century Investment Management, Inc.
4500 Main Street
9th Floor
Kansas City, MO 64111
Artisan Partner Holdings LP(6)	1,931,200	6.00%
Artisan Investment Corporation
Artisan Partners Limited Partnership
Artisan Investments GP LLC
ZFIC, Inc.
Andrew A. Ziegler
Carlene M. Ziegler
875 East Wisconsin Avenue, Suite 800
Milwaukee, WI 53202

Notes:

(1)	Based on its statement on Schedule 13G filed with the Securities and Exchange Commission (“SEC”) on February 8, 2013, BlackRock, Inc. claims sole voting and sole dispositive power over these shares.
(2)	Based on joint statements on Schedule 13G filed with the SEC on May 10, 2013, these beneficial owners, which are affiliates, claim shared voting and shared dispositive power over these shares. The owners report that Perkins Small Cap Value Fund has sole voting and sole dispositive power over 1,663,500 shares.
(3)	Based on its statement on Schedule 13G filed with the SEC on January 14, 2013, Royce & Associates LLC claims sole voting and sole dispositive power over these shares.
(4)	Based on its statement on Schedule 13G filed with the SEC on February 11, 2013, The Vanguard Group, Inc. claims sole voting power over 50,520 shares; sole dispositive power over 1,831,178 shares; and shared dispositive power over 49,220 shares.
(5)	Based on joint statements on Schedule 13G filed with the SEC on February 11, 2013, various persons, including investment companies and separate institutional investor accounts that American Century Investment Management, Inc. serves as investment adviser, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities that are the subject of this schedule. The three beneficial owners report sole voting power over 1,816,364 shares and sole dispositive power over 1,899,347 shares.
(6)	Based on joint statements on Schedule 13G filed with the SEC on February 6, 2013, the shares reported in the Schedule 13G have been acquired on behalf of discretionary clients of Artisan Partners. The beneficial owners report shared voting power over 1,827,400 shares and shared dispositive power over 1,931,200 shares.

Security Ownership of Management

The following table presents information regarding the beneficial ownership of Kaydon’s common stock by each member of the Board of Directors, by the executive officers named in the Summary Compensation Table and by all directors and executive officers of the Company as a group as of September 12, 2013. Except as noted below, each person exercises sole voting and investment power with respect to such shares.

Name	Amount and Nature of Beneficial Ownership of Common Stock(1)	Percentage Owned
Mark A. Alexander	49,842	*
David A. Brandon	44,456	*
Patrick P. Coyne	42,806	*
William K. Gerber	31,456	*
Timothy J. O’Donovan	40,456	*
James O’Leary	627,675	1.95%
Timothy Heasley	30,840	*
Debra K. Crane	36,400	*
Peter C. DeChants	113,142	*
Laura M. Kowalchik	18,161	*
All executive officers and directors as a group (10 people)	1,035,234	3.21%

Notes:

*	Less than one percent.
(1)

Includes (a) restricted shares awarded under the 1999 Stock Plan subject to possible forfeiture (83,400 shares for Mr. O’Leary; 11,800 shares for Ms. Crane; 15,100 shares for Mr. DeChants; 9,200 shares for Ms. Kowalchik, and 15,400 shares for Mr. Heasley, totaling 134,900 shares for the above executive officers of the Company as a group); (b) performance shares awarded under the 1999 Stock Plan subject to possible forfeiture (38,000 shares for Mr. O’Leary; 3,000 shares for Ms. Crane; 5,000 shares for Ms. Kowalchik, and

10,800 shares for Mr. Heasley, totaling 56,800 shares for the above executive officers of the Company as a group); (c) shares which may be acquired on or before 60 days after September 12, 2013, upon the exercise of stock options issued under the Company’s stock option plans (22,500 shares for Mr. Alexander; 31,500 shares for Mr. Brandon; 22,500 shares for Mr. Coyne; 22,500 shares for Mr. Gerber; 29,500 shares for Mr. O’Donovan; 357,000 shares for Mr. O’Leary; 6,300 shares for Ms. Crane; 31,000 shares for Mr. DeChants; 3,000 shares for Mr. Heasley; and 1,200 shares for Ms. Kowalchik, totaling 527,000 shares for all directors and executive officers of the Company as a group); and (d) phantom shares outstanding under the Deferred Compensation Plan (4,386 shares for Mr. Alexander; and 9,350 shares for Mr. Coyne). Holders have sole voting but no investment power over restricted shares and exercise neither voting nor investment power over unexercised option shares.

Opportunity for Stockholder Feedback

The Compensation Committee carefully considers feedback from our stockholders concerning our executive compensation program. The advisory vote on the compensation of our named executive officers gives stockholders an opportunity to express their views on our executive compensation program.

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis reviews the Company’s and Compensation Committee’s compensation policies and decisions with respect to the Company’s NEOs listed in Table 2 — Summary Compensation.

Executive Summary

2012 Year In Review

Fiscal 2012 was an important transition year for Kaydon. After a period of exceptional growth in our military and wind energy businesses that spanned much of the decade preceding the global recession and financial crisis of 2009, recent years saw declines in both of these markets as the aftershocks of 2009 have created new market realities. During 2012, the Company undertook significant and comprehensive restructuring to align costs and capacity with these new realities. While we wait for a more balanced and sustained improvement in business conditions, a reprioritized focus on our powerful industrial brands, and the enhanced operating leverage we expect to experience post-restructuring should serve us well. While part of 2012 was devoted to this restructuring, the Company also generated significant free cash flow, returned significant capital to its stockholders in the form of cash dividends, and completed an important strategic acquisition while integrating another. While we remain highly confident in the fundamental strengths of our business and the critical importance of the accomplishments of 2012, our financial results in 2012 had a direct impact on our executive compensation for the year, as summarized below.

•	The CEO’s total direct compensation (defined as salary, grant date fair value of equity awards, and bonus) was essentially unchanged ($2,435,057 in 2012 versus $2,438,350 in 2011)

•	No annual incentive bonuses were paid to the NEOs

•	Value of long-term incentive awards remained relatively flat

•	The CEO’s base salary was not increased this past year, and has not been increased since 2007

•	No pay adjustments have been made to other NEOs since early 2011

•	No discretionary bonuses were paid, or have ever been paid, to the NEOs

Summary of the Company’s Pay-for-Performance Approach

The following summary highlights our pay-for-performance approach and key compensation programs and provides a brief overview of the factors that we believe are most relevant to stockholders as they consider their votes on Proposal 4 (non-binding vote on executive compensation).

•	Balance of short and long-term performance measures. The Company’s compensation program includes a balance of short-term and long-term performance measures, including an annual cash bonus program tied to achievement of annually established performance measures, as well as long-term equity incentive awards.

•	Cash bonuses are not paid if performance does not meet the criteria established by the Compensation Committee. The annual cash incentive bonus earned by our NEOs is contingent upon attainment of established financial objectives. Our annual cash bonus plan does not provide payment for performance that does not meet the criteria established by the Compensation Committee. In fiscal year 2012, the Company did not meet the performance target. As a result, no annual incentive bonuses were payable to the NEOs.

•	Cash incentives are capped. We limit the potential annual cash incentive amounts that the NEOs may earn for achievement of over 100% of established performance goals to 100% of base annual salary (200% in the case of the CEO).

•	Balance of time horizons for incentives. We have a balance of time horizons for our incentive compensation awards, including the annual cash bonus program, and restricted stock awards that vest over a period of five years from the grant date. In addition, in February 2012, the Compensation Committee awarded three-year performance-based incentive equity awards to NEOs designed to further tie compensation to longer-term sustained performance.

•	Balance of performance measures. We have a balance of performance measures, including EBITDA (used to measure annual performance under our cash bonus plan); and earnings per share, which is the performance measure used in the long-term performance- based incentive awards granted in February 2012.

•	Long-term equity awards aligned with stock price. The value of long-term equity incentive awards is directly aligned with the Company’s stock price and shareholders’ interests. Seventy-one percent of Mr. O’Leary’s total direct compensation (defined as salary, grant date fair value of equity awards, and bonus) for 2012 is attributable to the grant date fair value of long-term incentive equity awards, the value of which is dependent upon the Company’s stock performance.

•	Stock ownership guidelines align management’s interests with stockholders. The Company’s stock ownership guidelines are further evidence of the Company’s philosophy of furthering shareholder/management alignment. Our NEOs hold four times their annual salary in Company stock, on average.

•	Independent compensation consultant. An independent compensation consultant, Towers Watson, provides guidance and advice to the Compensation Committee on incentive plan design, compensation and governance.

Compensation Objectives and Philosophy

The executive compensation program of the Company has been designed to motivate, reward, attract, and retain the management deemed essential to ensure the continuing success of the Company. The program seeks to align executive compensation with the Company’s objectives, business strategy, and financial performance. In applying these principles, the Company seeks to:

•	incent and reward performance that leads to the long-term enhancement of stockholder value;

•	support an environment that rewards performance with respect to Company goals, as well as Company-wide performance;

•	integrate compensation programs with the short and long-term strategic plans of the Company;

•	attract and retain key executives critical to the success of the Company and ensure that the compensation program reflects current labor market and industry conditions; and

•	align the interests of executives with the long-term interests of stockholders through equity award opportunities that can result in ownership of Company stock.

Compensation Program Components

The compensation program of the Company for the CEO and other NEOs is under the direction of the Compensation Committee and is reviewed on a periodic basis to ensure that remuneration levels and benefits are competitive and reasonable using the guidelines described above. The particular elements of the compensation program for the NEOs are set forth in more detail below.

The Compensation Committee seeks to provide salary, incentive compensation opportunity and employee benefits that the Committee believes are competitive and reasonable based on its general business experience. From time to time, the Compensation Committee will use general market survey data to assist it in ensuring that the compensation package provided is competitive. The data utilized by the Compensation Committee may include studies and recommendations of independent outside consultants engaged from time to time by the Committee. In making decisions as to base salaries and other compensation of the Company’s NEOs, the Compensation Committee does not engage in benchmarking by using specific compensation data of other companies as a reference point. To ensure that the total compensation package offered to NEOs is competitive and appropriate for the Company’s financial position, the Compensation Committee periodically reviews the total compensation of each NEO, including the value of prior stock awards and value accruing under the Company’s benefit plans. Such total compensation value is assessed in determining the relative mix of compensation for each NEO and any adjustment to base salary or other elements of compensation going forward.

With the exception of the Supplemental Executive Retirement Plan (“SERP”), Mr. O’Leary, our Chief Executive Officer, receives the same types of compensation as our other NEOs. Differences in amounts of each type of compensation he receives compared to other NEOs are a product of several factors. As President and CEO, Mr. O’Leary has the most significant potential to make, and has made, the greatest impact on our business and financial results. Mr. O’Leary’s compensation package is also intended to compensate him for his additional duties as Chairman of our Board of Directors. The Company’s employment agreement with Mr. O’Leary establishes both his minimum level of base salary and his right to participate in the SERP. The Compensation Committee also considers general market survey data, including data compiled by third party data providers, including data provided in 2011 by Towers Watson and discussed in the 2012 Proxy Statement, for others who have responsibilities comparable to Mr. O’Leary’s and the Company’s other NEOs, and, based on such data, has concluded that the targeted compensation offered to all such individuals is generally market competitive and that Mr. O’Leary’s overall level of compensation, as well as the amount of each component is appropriate. Any disparity between Mr. O’Leary’s compensation and the other NEOs was deemed consistent with the market data reviewed and was determined appropriate based on the factors described above.

The mix of the key compensation elements for the CEO is shown below. The chart outlines the size, in percentage terms, of each element of compensation during 2012. The lighter shaded section of the chart reflects the “at-risk” or performance based components of compensation (e.g. 71% of the CEO’s compensation is at risk).

Base Salaries

We utilize base salary as the primary means of providing compensation for performing the essential elements of an executive’s job. Base salaries for NEOs are initially determined by evaluating the responsibilities of the position held and the experience of the individual and comparing such salaries to salaries we pay to individuals with comparable levels of responsibilities and experience and salaries paid to others with comparable levels of responsibility and experience at similarly sized manufacturers in similar industries based on available competitive market data. The salaries of the NEOs are reviewed annually by the Compensation Committee for any potential adjustments. We also negotiate base salary levels for new executives as part of their overall compensation package. In evaluating these factors, we also consider the other elements of compensation a new executive will be eligible to receive in addition to base salary, including awards under our annual cash incentive plan, long-term incentive compensation such as time-vesting restricted stock, performance-based restricted stock, and stock options, and the value of participation in our employee benefit plans and programs. The Compensation Committee believes this evaluation of all compensation elements is the best way to attract and retain executives and to motivate and align them with the Company’s short- and long-term goals. While the Compensation Committee considers each of the elements listed above in setting or approving an executive’s initial base salary, there is no formal weighting given to the various elements. In the context of the overall compensation package we offer, we believe that our base salaries and target levels for other elements of compensation are set at levels that allow us to attract and retain executives in a competitive market.

The base salaries for 2011, 2012, and 2013 for all NEOs are summarized in the table below. Mr. O’Leary’s base salary has not been adjusted since joining the Company as CEO in 2007.

Executive Officer	2011 Base Salary	2012 Base Salary		2013 Base Salary
James O’Leary	$700,000	$700,000		$700,000
Timothy Heasley	n/a	300,000	*	300,000
Peter DeChants	285,000	285,000		285,000
Anthony Behrman	205,000	205,000		n/a
Debra Crane	235,000	235,000		235,000
Laura Kowalchik	230,000	230,000		230,000
	*annualized

The salaries of the NEOs are reviewed annually by the Compensation Committee for adjustment. When making changes to base salaries of our executive officers, the Compensation Committee considers survey data and salaries paid in similarly sized manufacturers in similar industries, including information provided by

Towers Watson in 2011, as well as a variety of other factors, including the Company’s past financial performance and future expected performance, the performance of the executives, changes in the executives’ responsibilities, the CEO’s recommendations and cost-of-living and other local geographic considerations, where applicable. The Company does not tie salary changes to the achievement of specific financial performance objectives, as significant portions of the NEOs’ total compensation — i.e., bonuses and equity compensation — are already based on such objectives. The Compensation Committee does not assign specific weightings to each factor it considers. In setting each NEO’s salary for the coming fiscal year, the Compensation Committee also weighs heavily whether it subjectively believes that the salary component of the NEO’s compensation warrants an adjustment. In years in which a NEO is promoted or given additional responsibilities, such facts are considered in determining such NEO’s base salary. No changes were made to any NEO’s base salary for 2013.

Annual Incentives

In 2005, the non-employee directors of the Board adopted the Kaydon Corporation Executive Management Bonus Program (“Bonus Program”) designed to provide cash bonus compensation to designated employees if the Company’s financial goals are achieved. Following the Company’s annual/strategic planning process, the Compensation Committee approves an Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”) performance goal for the Company for the upcoming fiscal year for use under the Bonus Program. EBITDA was selected as the appropriate financial measure because the Company considers this non-GAAP measure to be an important indicator of the Company’s core operating earnings before non-cash accounting effects. (EBITDA, as defined by the Company, equals net income plus depreciation and amortization, less net interest income, plus income tax expense, plus non-cash stock-based compensation.)

Under the Bonus Program the formula for the payment of bonuses upon achievement of performance targets based on target EBITDA for fiscal year 2012 and thereafter is determined by the Compensation Committee each fiscal year upon its determination of target EBITDA under the Bonus Program. The formula for fiscal year 2012 provided designated executive officers, including Messrs. O’Leary, Heasley, Behrman, and DeChants and Ms. Crane, with an opportunity to receive cash bonuses of up to 60% (100% in the case of the CEO) of their base annual salary if 100% of the Company’s EBITDA performance goal was achieved, prorated for each percentage that EBITDA exceeds 90% of the performance goal. No bonus would be earned if achievement was 90% or less of the performance goal, and up to 100% of the individual’s base salary (200% in the case of the CEO) would be earned if the Company achieved EBITDA greater than 100% of the performance goal, prorated for each percentage that EBITDA exceeds 100% and up to 110% of the performance goal. An individual may not earn a bonus of more than 100% (200% in the case of the CEO) of their base annual salary. In February 2012, the Compensation Committee and the Board of Directors approved a target EBITDA, as adjusted, of $114.1 million, under the Bonus Program for fiscal year 2012 based on the prior year’s financial performance, as well as projections for the coming fiscal year. No bonus would be earned if EBITDA was below 90% of target and a maximum bonus would be earned if EBITDA was at or above 110% of target.

The Compensation Committee and the Board of Directors believe the 2012 EBITDA target was appropriately challenging to achieve and yet provided appropriate incentive for performance. For fiscal year 2012, the Compensation Committee determined that the Company’s EBITDA target had not been achieved at the minimum 90% level. As a result, no annual incentive bonuses were payable to the NEOs under the Bonus Program. The Company does not publicly disclose its EBITDA performance target for its current fiscal year, as this information is highly confidential and disclosure would cause competitive harm.

The table below shows the 2011, 2012 and 2013 target bonus amounts for each NEO and the actual bonus earned for 2011 and 2012:

Executive Officer	2011				2012				2013
	Target			Actual	Target			Actual	Target
James O’Leary	$700,000		100%	$0	$700,000		100%	$0	$700,000	100%
Timothy Heasley	N/A			$0	$180,000	*	60%	$0	$180,000	60%
Peter DeChants	$171,000		60%	$0	$171,000		60%	$0	$171,000	60%
Anthony Behrman	$123,000		60%	$0	$123,000		60%	$0	N/A	60%
Debra Crane	$141,000		60%	$0	$141,000		60%	$0	$141,000	60%
Laura Kowalchik	$69,000	*	30%	$0	$69,000		30%	$0	$138,000	60%

*	Annualized; Ms. Kowalchik was not a designated participant in the Bonus Program in 2011 and 2012. However, Ms. Kowalchik was eligible for a bonus based on achievement of EBITDA performance goals established under the Bonus Program.

Pursuant to the Bonus Program, the Compensation Committee may also grant a discretionary cash bonus of up to 25% of the individual’s base salary which could be awarded in addition to the EBITDA-based bonus, if any, determined pursuant to the Bonus Program formula. The Compensation Committee believes that the discretionary element of the Bonus Program is an important feature. The Compensation Committee made no discretionary cash bonus awards to NEOs for fiscal year 2012.

Long-Term Equity Incentive Program

The stockholder-approved 1999 Stock Plan provides for the grant of stock options, restricted stock awards and other types of equity awards for executive officers (including NEOs), and other key managers and selected employees. The objectives of the 1999 Stock Plan are to align management and stockholder interests by creating a strong and direct long-term relationship between executive compensation and stockholder returns. The Compensation Committee believes that by providing those individuals who have substantial responsibility for the management and growth of the Company with an opportunity to increase their ownership of Company common stock, the best interests of stockholders, executive officers and key managers are more closely aligned. The Compensation Committee follows a long-standing practice of approving bonus, restricted stock and stock option awards during the first quarter of each fiscal year, based on the previous year’s performance. The Compensation Committee generally provides that equity incentive awards vest over periods of five years which furthers the long-term goals of these awards, promotes retention and spreads compensation expense over a longer period.

In setting the form and level of equity grants for NEOs, the Compensation Committee considers a variety of factors including:

•	market competitive levels of total compensation;

•	market competitive levels of equity-based compensation;

•	the overall mix of cash and equity-based compensation for the fiscal year;

•	the Company’s recent performance and trends;

•	the executive’s recent performance and potential future contributions;

•	the retention strength of previously granted outstanding awards, including their current and anticipated value;

•	the resulting availability of shares under stockholder approved equity plans; and

•	the resulting cost to the Company.

In considering grant levels for NEOs, the Compensation Committee established award levels based on its deliberations, independent reviews, knowledge and compensation surveys and targeted total direct compensation for each NEO. The level of grants to each NEO was based upon the seniority and contribution of the NEO for the current period. The factors relating to the level of equity awards received by Mr. O’Leary were the same factors considered for other executive officers. The aggregate size of the grant to him resulted from the same considerations discussed above under Compensation Program Components. There is no exact formula or weighting applied to any of the factors considered as changing business conditions, competitive market practices and regulations necessitate differing priorities over time to maximize effectiveness while minimizing cost and dilution.

In fiscal year 2012, the Company granted restricted stock, performance-based restricted stock and stock option awards to Messrs. O’Leary, Behrman, Heasley, Ms. Crane and Ms. Kowalchik. See Table 3 — Grants of Plan-Based Awards for more detailed information regarding the equity incentive awards made in fiscal year 2012. The awards to Messrs. O’Leary and Behrman, Ms. Crane and Ms. Kowalchik were based on performance during 2011.

As discussed above with respect to results from the 2011 Say on Pay vote, in addition to considering the continuation of time vesting equity grants under the 1999 Stock Plan, in February 2012, the Compensation Committee approved the grant of three-year performance-based restricted stock awards to its NEOs. The performance-based restricted stock awards provide for vesting upon achievement of an earnings performance goal, over a three year performance period. On the grant date, NEOs received a grant of restricted shares equal to a target award amount that will vest upon 100% achievement of the performance goal. Partial vesting of a minimum of 50% of the target shares will occur in the case of achievement of 50% of the performance goal, and at 150% achievement of the performance goal a maximum award equal to 200% of the target award will vest. If the Company achieves less than 50% of the performance goal, all awarded shares will be forfeited.

While the Compensation Committee believes that time based equity awards provide an important incentive to management and provide a performance element within the compensation program, the Committee determined that the additional award of performance based equity awards would enhance the correlation of equity compensation to performance. By choosing a three year performance period, this type of equity award also has a longer term element than one year grants that are based on performance in the previous fiscal year.

Other Compensation

The aggregate amount of other compensation in 2012 did not exceed $10,000 for any of our NEOs, with the exception of Mr. Heasley, who incurred costs in excess of $10,000 related to his relocation from New York to Michigan.

Retirement Plan and Supplemental Executive Retirement Plan

The Company maintains the Retirement Plan (“Retirement Plan”), a non-contributory defined benefit retirement plan for certain of the Company’s and U.S. Subsidiaries’ salaried and hourly employees, including certain NEOs. The Company also maintains the SERP. The SERP is a nonqualified supplemental pension plan that provides pension benefits in excess of those provided by the Retirement Plan discussed above. Mr. O’Leary is currently the only NEO participating in the SERP. Both the Retirement Plan and the SERP are closed for new participants, effective for employees hired on or after March 15, 2009. No benefits under the Retirement Plan or the SERP were awarded or changed during 2012. No benefits under the Retirement Plan or the SERP have been awarded or changed since 2009 when participation in both plans was frozen.

For further information regarding the Retirement Plan and SERP, see Table 6 — Pension Benefits.

Actions Regarding Executive Compensation Taken After End of Fiscal Year 2012

This section provides a summary of the compensation-related decisions and actions that were taken after the end of fiscal year 2012. The Compensation Committee follows a long-standing practice of approving bonus and equity awards during the first quarter of each fiscal year, based on the previous year’s performance.

On February 20, 2013, the Compensation Committee met and approved the grant of non-qualified options to acquire Kaydon common stock under its 1999 Stock Plan to the NEOs in the following amounts: Mr. O’Leary (75,000 options); Mr. Heasley (12,000 options); and Ms. Kowalchik (6,000 options). The options vest over five years.

In addition, the Compensation Committee approved the following restricted stock awards under the 1999 Stock Plan to the NEOs in the following amounts: Mr. O’Leary (20,000 shares); Mr. Heasley (5,000 shares); and Ms. Kowalchik (5,000 shares). The restricted stock awards vest over five years.

The Compensation Committee also approved the following performance-based equity awards under the 1999 Stock Plan to the NEOs in the following amounts: Mr. O’Leary (20,000 shares); Mr. Heasley (5,000 shares); and Ms. Kowalchik (3,000 shares).

In February 2013, the Compensation Committee determined that for fiscal year 2013 it would use a formula similar to that used in fiscal year 2012 under the Company’s Bonus Program providing designated senior employees, including Messrs. O’Leary, Heasley, DeChants, Ms. Crane and Ms. Kowalchik, with the opportunity to receive cash bonuses if the EBITDA performance goal established under the program is met.

Role of Compensation Consultant

During fiscal year 2012, the Compensation Committee engaged Towers Watson to assist the Committee in assessing and reviewing the design of the Company’s long-term incentive program based on their expertise in executive compensation, but did not provide comparative market data. In addition, Towers Watson provided assistance to the Committee in evaluating compensation for Non-Employee Directors. In addition to the compensation consulting services provided by Towers Watson directly to our Compensation Committee in fiscal year 2012, Towers Watson received commissions for services provided in connection with the Company’s group and health care plans in the amount of $244,196, of which a total of $237,864 was paid directly from the respective group and health care plans. They received aggregate compensation of $99,629 for their work with the Compensation Committee. For services provided for the Company’s benefit plans, Towers Watson was engaged by the Company at management’s recommendation with the approval of the Compensation Committee. The Compensation Committee has assessed the independence of Towers Watson pursuant to SEC rules and does not believe that Towers Watson’s independence was affected by the additional services provided by the firm to the Company.

Role of Management and the NEOs in Determining Executive Compensation

In setting compensation each year, the Compensation Committee consults with certain members of the executive management team, including the CEO. The executive management team assists the Compensation Committee in evaluating business results, current pay practices of similarly-situated employers, compensation trends, and relevant market data provided in compensation surveys and/or provided by compensation consultants, if any. At the request of the Compensation Committee, the CEO and other executive officers also assist in assessing the individual performance of each NEO, including for purposes of promotion, changes to compensation and the setting of future goals.

At the request of the Compensation Committee, the Company’s CEO makes recommendations to the Compensation Committee concerning the compensation of the NEOs, other than him. When determining compensation levels, the Compensation Committee considers these recommendations but also conducts its own evaluation of overall Company performance, each individual’s scope of responsibility, relevant career experience, and past and future contributions to the Company’s success, and competitive compensation data comparing our compensation levels against available market data. In evaluating these factors, the Compensation Committee has access to all of the performance and experience data compiled by management that is applicable to each of our NEOs. The Compensation Committee also has access to the Company’s human resources staff to assist it with the gathering and evaluation of these data points. The Compensation Committee does not base its considerations on any single one of these factors nor does it specifically assign relative weights to these factors. In many instances, judgments based on qualitative factors necessarily involve a subjective assessment by the Compensation Committee. Generally, the Compensation Committee approves compensation for each fiscal year in February of such year. Equity awards, if any, are also granted with Compensation Committee approval at that time.

Executive Agreements

The Company is party to an employment agreement with Mr. O’Leary and to change-in-control compensation agreements (“CICC Agreements”) with Messrs. DeChants and Heasley, Ms. Crane and Ms. Kowalchik. See Table 7 — Potential Payments upon Change-in-Control or Termination and “CEO Employment Agreement” for additional information regarding the terms of these agreements.

The terms of Mr. O’Leary’s agreement were derived through arms-length negotiations with him to recruit him from his then current position and to provide a replacement for elements of compensation he was then receiving consistent with the Company’s compensation philosophy. The basic terms of this agreement were negotiated and the contract was executed in March 2007. The NEOs subject to CICC Agreements would likely be among those executives involved in due diligence decisions regarding and/or successful implementation of acquisition activity and at risk for job loss if a change-in-control occurs and are intended to encourage management to remain with the Company and to continue to devote full attention to Kaydon’s business during any potential change-in-control activity. The CICC Agreements require a double trigger of both commencement of an effort to effect a change-in-control and a qualifying termination of employment for the payment of termination benefits, designed to protect the executive from unexpected job loss precipitated by a change-in-control, while preventing excessive benefit from a change-in control where a job loss does not occur.

Impact of Tax Treatments on Compensation

Section 162(m) of the Internal Revenue Code disallows a federal income tax deduction to publicly held companies for certain compensation paid to the NEOs to the extent that the compensation exceeds $1 million per year unless such compensation is pursuant to qualifying performance- based plans approved by stockholders of the Company. Compensation as defined includes, among other things, base salary, incentive compensation and restricted stock, and other transactions under the 1999 Stock Plan.

The Compensation Committee establishes individual executive compensation based primarily upon the Company’s performance and competitive considerations. As a result, executive compensation may exceed $1 million in a given year. The Compensation Committee will continue to consider ways to maximize deductibility of executive compensation to the extent reasonably practicable, while retaining the discretion the Compensation Committee deems necessary to compensate NEOs in a manner commensurate with the performance of Kaydon, the competitive environment, and the best interests of the Company and its stockholders. While the newly granted performance based restricted shares are based on Company performance, they do not qualify for exemption under 162(m) currently because of the structure of the 1999 Stock Plan and stockholder approval requirements of 162(m). The Compensation Committee will continue to consider whether it is appropriate to take steps necessary to cause future performance based stock awards to qualify for exemption under Section 162(m).

Likewise, the Compensation Committee considers ways to minimize the adverse tax consequences from the impact of Section 409A of the Internal Revenue Code. Kaydon’s compensation plans and programs are, in general, designed to comply with the requirements of Section 409A so as to avoid possible adverse tax consequences that may apply.

Stock Ownership and Stock Trading Guidelines for Directors and Executive Officers

In 2009, the Company adopted stock ownership guidelines (the “Guidelines”) for directors and designated senior employees, including executive officers. The Guidelines are intended to further align senior employees’ economic interests with those of the Company’s stockholders. According to the Guidelines, senior employees are expected not only to receive equity-based compensation, but also to maintain a significant long- term equity interest in the Company. Under these Guidelines, it is recommended that the CEO hold (vested and unvested) equity interests of the Company at a target level equal to five times his annual salary, and it is recommended that other executive officers hold (vested and unvested) equity interests of the Company equal to three times his or her annual base salary. Non-employee directors are expected to hold equity interests of the Company at a target level equal to a value of five times the then current annual cash retainer for serving on the Board. Individuals subject to these Guidelines are expected to make substantial progress toward compliance with the Guidelines, with a goal of reaching full compliance within five years after first becoming subject to the Guidelines. In addition, the Company maintains Stock Trading Guidelines that prohibit directors, officers and other employees from engaging in prohibited transactions such as hedging transactions and pledging Company securities as collateral.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

The Compensation Committee of the Board of Directors has reviewed and discussed with management the Compensation Discussion and Analysis. Based on that review and discussion, the members of the Compensation Committee identified below recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement.

David A. Brandon (Chairman)

Mark A. Alexander

Patrick P. Coyne

RISK CONSIDERATIONS IN OUR COMPENSATION PROGRAM

As part of its oversight of the Company’s executive compensation, the Compensation Committee considers the impact of the Company’s executive compensation program, and the incentives created by awards under this program, on the Company’s risk profile. In addition, the Committee reviews all of the Company’s compensation policies and procedures, including the incentives they create, and factors that may reduce the likelihood of excessive risk taking, to determine whether they present a significant risk to the Company. In conducting this review, the Committee also reviews the compensation program for any design features which have been identified by experts as having the potential to encourage excessive risk-taking, including:

•	too much focus on equity

•	compensation mix overly weighted toward annual incentives

•	highly leveraged payout curves and uncapped payouts

•	unreasonable goals and thresholds

•	steep payout cliffs at performance levels that may encourage short-term business decisions to meet payout thresholds.

After conducting this review, we determined that our compensation program, policies and procedures are not reasonably likely to have a material adverse effect on the Company. In reaching this conclusion, the Committee noted several design features that reduce the likelihood of excessive risk taking:

•	the Company’s program and policies are designed to provide a balanced mix of cash and equity, annual and longer-term incentives

•	maximum payout levels for bonuses are capped by the Committee

•	the Committee has downward discretion over incentive program payouts

•	goals are appropriately set to avoid targets that, if not achieved, result in a large percentage loss of compensation

•	equity ownership guidelines discourage excessive risk taking

•	the cash bonus program uses EBITDA as the performance measure for determining incentive payouts, which encourages executives to take a balanced approach focused on corporate profitability, rather than other measures, such as revenue targets, which may incentivize executives to drive sales levels without regard to cost structure

•	compliance and ethical behaviors are integral factors considered in all performance evaluations

EXECUTIVE COMPENSATION

The following tables, narratives and footnotes describe the total compensation and benefits for Kaydon’s Named Executive Officers for fiscal years 2012, 2011, and 2010.

TABLE 2 — SUMMARY COMPENSATION

Table 2 sets forth a summary of all forms of compensation accrued by Kaydon for financial reporting purposes with respect to fiscal years 2012, 2011, and 2010 for our principal executive officer, each person serving as principal financial officer during 2012 and our three other most highly compensated executive officers who were serving as such at the end of the year (“Named Executive Officers” or “NEOs”).

Name and Principal Position	Year	Salary ($)(1)	Stock Awards ($)(3)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)(4)	Change in Pension Value ($)(5)	All Other Compensation ($)(2)(6)	Total ($)
James O’Leary	2012	$700,000	$1,258,560	$476,497	0	$3,171,363	$4,340	$5,610,760
President, Chief	2011	700,000	1,738,350	0	0	2,253,340	4,340	4,696,030
Executive Officer and Chairman of the Board	2010	700,000	1,214,500	364,698	1,400,000	327,152	4,340	4,010,690
Timothy J. Heasley(7)	2012	248,076	705,188	153,064	0	0	46,026	1,152,354
Senior Vice President,	2011	0	0	0	0	0	—	0
Chief Financial Officer	2010	0	0	0	0	0	—	0
Peter C. DeChants(7)	2012	285,000	0	0	0	90,023	—	375,023
Senior Vice President,	2011	285,000	424,930	0	0	85,145	—	795,075
Corporate Development and Strategy, Former Chief Financial Officer	2010	285,000	520,500	156,299	285,000	51,067	—	1,297,866
Anthony T. Behrman(8)	2012	205,000	139,840	57,180	0	44,137		446,157
Vice President — Human	2011	204,231	154,520	0	0	27,838	—	386,589
Resources	2010	200,000	260,250	78,150	200,000	15,474	—	753,874
Debra K. Crane	2012	235,000	209,760	85,769	0	62,380	—	592,909
Vice President, General	2011	233,462	309,040	0	0	42,845	—	585,347
Counsel & Secretary	2010	221,154	260,250	78,150	225,000	26,896	—	811,450
Laura M. Kowalchik	2012	230,000	139,840	57,180	0	0	6,900	433,920
Vice President, Controller	2011	230,000	0	0	0	0	7,350	237,350
and Chief Accounting Officer	2010	40,692	226,655	0	112,500	0	—	379,847

Notes:

(1)	Amounts reflect actual pay received in 2012, 2011, and 2010, or such shorter period as the officer has been in such position. Includes amounts contributed by the officer into the Company’s 401(k) plan.
(2)	During 2012, 2011, and 2010 no discretionary bonuses were awarded.
(3)	Amounts shown are the aggregate grant date fair value of time-based restricted stock awards and performance-based restricted stock awards and option awards computed in accordance with FASB ASC Topic 718, excluding the effect of estimated forfeitures. Please refer to Note 6 to our audited consolidated financial statements for fiscal year 2012 included in our Annual Report on Form 10-K for the assumptions used to calculate such values. The portion attributable to performance-based awards is as follows: Mr. O’Leary — $629,280; Mr. Heasley — $217,558; Mr. Behrman — $69,920; Ms. Crane — $104,880; and Ms. Kowalchik — $69,920.
(4)	For presentation purposes, any non-equity incentive compensation, including under the Bonus Program, is shown in the fiscal year when the relevant performance measures are satisfied, although it is generally paid the following year.
(5)	No benefits under the Retirement Plan or the SERP have been awarded or changed since 2007. Both plans have been closed since 2009. The increase in the net present pension value in 2012 results from applying the plan benefit formula utilizing current interest rates and mortality tables. The formulas for both the Retirement Plan and the SERP are identical after consideration of limitations under the Retirement Plan. The plan uses the highest consecutive three year average pensionable compensation (out of the last ten), which includes salary, non-equity incentive plan compensation and restricted stock dividends. Average pensionable compensation increased from $1,268,108 to $1,601,204, increasing the net present value by $1,308,197. Years of service increased from 19.666 to 21.666 increasing the net present value by $749,595. Other factors, including changes in the discount rate, mortality assumptions, and interest accumulation, increased the net present value by $1,065,697. No benefits under the Retirement Plan or the SERP were awarded or changed. There are no amounts related to Nonqualified Deferred Compensation Earnings for any NEO for 2012, 2011, or 2010.
(6)	The amounts set forth in the “All Other Compensation” column do not include the $10.50 per share Special Dividend paid on unvested restricted stock in March 2012. The payment of the special dividend resulted in a pro-rata $10.50 per share reduction of the value of the unvested restricted stock as of the dividend payment date, which will vest in future periods if the vesting criteria are met. The amounts paid are: Mr. O’Leary — $1,008,000; Mr. Heasley — $136,500; Mr. DeChants — $254,100; Mr. Behrman — $133,350; Ms. Crane — $190,050; and Ms. Kowalchik — $61,950. The amount for Mr. O’Leary in 2012 reflects payment of Mr. O’Leary’s life insurance premium per his employment agreement. With respect to Mr. Heasley, the amount reflects costs related to his relocation from New York to Michigan. The amount for Ms. Kowalchik in 2012 reflects payment of the Company’s 401(k) Plan matching contribution. All other perquisites and other personal benefits paid to each NEO in 2012 aggregated less than $10,000 per person.
(7)	In March 2012, Mr. DeChants, Senior Vice President, Chief Financial Officer and Treasurer, announced his intention to retire during 2013. On March 5, 2012, Mr. Heasley was elected to succeed Mr. DeChants as Senior Vice President, Chief Financial Officer.
(8)	Mr. Behrman resigned effective January 18, 2013. Mr. Behrman forfeited the unvested portions of his restricted stock and option awards upon his departure from the Company.

TABLE 3 — GRANTS OF PLAN-BASED AWARDS

Table 3 sets forth information about awards made to the NEOs during 2012 under the 1999 Stock Plan and the Bonus Program. The non-equity incentive plan awards consist of cash incentive bonuses contingent upon the achievement of Company earnings targets. The stock based awards consist of shares of restricted stock and stock options that vest ratably in installments over a five-year period; and performance-based restricted stock awards that provide for vesting upon achievement of an earnings performance goal, over a three year performance period. See “Compensation Discussion and Analysis — Annual Incentives and — Long-Term Equity Incentive Program”.

Name	Grant Date of Stock Awards	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(2)			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards (S/Sh)(3)	Grant Date Fair Value of Stock and Option Awards(4)
		Threshold ($)	Target ($)	Maximum ($)	Threshold ($)	Target ($)	Maximum ($)
James O’Leary	2/22/12				$314,640	$629,280	$1,258,560	18,000			$629,280
									50,000	$24.46	476,497
		$46,900	$700,000	$1,400,000
Timothy J. Heasley	3/5/12				108,779	217,558	435,116	13,000			487,630
									15,000	27.01	153,064
		12,000	180,000	300,000
Peter C. DeChants
		11,400	171,000	285,000
Anthony T. Behrman	2/22/12				34,960	69,920	139,840	2,000			69,920
									6,000	24.46	57,180
		8,200	123,000	205,000
Debra K. Crane	2/22/12				52,440	104,880	209,760	3,000
									9,000	24.46	104,880
		9,400	141,000	235,000							85,769
Laura M. Kowalchik	2/22/12				34,960	69,920	139,840	2,000			69,920
									6,000	24.46	57,180
		4,600	69,000	115,000

Notes:

(1)	Amounts shown in the table represent potential amounts that could be earned based on achieving 91%, 100% and 110% of the EBITDA target set by the Compensation committee for fiscal year 2012 under the bonus Program. Actual amounts paid, if any, are disclosed and reported in Table 2 — Summary Compensation as Non-Equity Incentive Plan Compensation.
(2)	Amounts shown in the table represent potential amounts that could be earned based on achieving 50%, 100% and 150% of an earnings performance target set by the Compensation Committee for fiscal year 2012 under the terms of the Performance Award Agreement. Actual number of performance-based restricted shares awarded, if any, are disclosed and reported in Table 2 — Summary Compensation as stock awards. The assumptions used to calculate the value of the performance-based restricted stock awards are included in Note 6 to our audited consolidated financial statements for the fiscal year 2012 included in our Annual Report on Form 10-K.
(3)	The 1999 Stock Plan provides that no option may be granted with an exercise price that is below the closing price of the shares as reported on the New York Stock Exchange on the date such option is granted. The closing price of Kaydon common stock on 2/22/12 was $34.96 and all options granted on such date had an exercise price of $34.96. The closing price of Kaydon common stock on 3/5/12 was $37.51 and all options granted on such date had an exercise price of $37.51. On March 26, 2012, the Company paid a special dividend of $10.50 per share to its stockholders. The data in this column is presented after giving effect to adjustments in the option exercise price made in connection with the special dividend.
(4)	The assumptions used to calculate these amounts are included in Note 6 to our audited consolidated financial statements for the fiscal year 2012 included in our Annual Report on Form 10-K.

TABLE 4 — OUTSTANDING EQUITY AWARDS AT YEAR-END

Table 4 sets forth information concerning all performance-based equity, restricted stock and option awards made to the NEOs which were outstanding as of December 31, 2012. The market value of shares presented in this table is based on the year end closing price of Kaydon stock as quoted by the New York Stock Exchange ($23.93).

	Option Awards				Stock Awards		Performance-Based Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable(1)	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(2)	Equity Incentive Awards That Have Not Vested ($)(3)	Market Value of Performance Shares Not Vested ($)(3)
J. O’Leary	3,500	0	$16.85	5/6/15	96,000	$2,297,280	9,000	$215,370
	3,500	0	31.09	5/13/16
	250,000	0	32.53	3/23/17
	36,000	9,000	31.96	2/14/18
	18,000	12,000	14.93	2/19/19
	14,000	21,000	24.20	2/23/20
	0	50,000	24.46	2/22/22
T. Heasley	0	15,000	27.01	3/5/22	13,000	311,090	2,900	69,397
P. DeChants	8,000	2,000	31.96	2/14/18	24,200	579,106
	9,000	6,000	14.93	2/19/19
	6,000	9,000	24.20	2/23/20
A. Behrman	4,500	3,000	14.93	2/19/19	12,700	303,911	1,000	23,930
	3,000	4,500	24.20	2/23/20
	0	6,000	24.46	2/22/22
D. Crane	4,500	3,000	14.93	2/19/19	18,100	433,133	1,500	35,895
	3,000	4,500	24.20	2/23/20
	0	9,000	24.46	2/22/22
L. Kowalchik	0	6,000	24.46	2/22/22	5,900	141,187	1,000	23,930

Notes:

(1)	On March 26, 2012, the Company paid a special dividend of $10.50 per share to its stockholders The data in this column is presented after giving effect to adjustments in the option exercise price made in connection with the special dividend. Vesting dates of unvested option awards are:

Mr. O’Leary:	9,000 shares on 2/14/13; 6,000 shares on 2/19/13; 10,000 shares on 2/22/13; 7,000 shares on 2/23/13; 6,000 shares on 2/19/14; 10,000 shares on 2/22/14; 7,000 shares on 2/23/14; 10,000 shares on 2/22/15; 7,000 shares on 2/23/15; 10,000 shares on 2/22/16; and 10,000 shares on 2/22/17.
Mr. Heasley:	3,000 shares on 3/5/13; 3,000 shares on 3/5/14; 3,000 shares on 3/5/15; 3,000 shares on 3/5/16; and 3,000 shares on 3/5/17.
Mr. DeChants:	2,000 shares on 2/14/13; 3,000 on 2/19/13; 3,000 on 2/23/13; 3,000 on 2/19/14; 3,000 on 2/23/14; and 3,000 on 2/23/15.
Mr. Behrman:	1,500 shares on 2/19/13; 1,200 shares on 2/22/13; 1,500 shares on 2/23/13; 1,500 shares on 2/19/14; 1,200 shares on 2/22/14; 1,500 shares on 2/23/14; 1,200 shares on 2/22/15; 1,500 shares on 2/23/15; 1,200 shares on 2/22/16; and 1,200 shares on 2/22/17. Mr. Behrman forfeited his unvested option awards on his departure from the Company in January, 2013.
Ms. Crane:	1,500 shares on 2/19/13; 1,800 shares on 2/22/13; 1,500 shares on 2/23/13; 1,500 shares on 2/19/14; 1,800 shares on 2/22/14; 1,500 shares on 2/23/14; 1,800 shares on 2/22/15; 1,500 shares on 2/23/15; 1,800 shares on 2/22/16; and 1,800 shares on 2/22/17.

Ms. Kowalchik:	1,200 shares on 2/22/13; 1,200 shares on 2/22/14; 1,200 shares on 2/22/15; 1,200 shares on 2/22/16; and 1,200 shares on 2/22/17.
(2) Vesting dates of unvested restricted stock awards are:
Mr. O’Leary:	32,600 shares on 1/5/13; 27,600 shares on 1/5/14; 19,600 shares on 1/5/15; 12,600 shares on 1/5/16; and 3,600 shares on 1/5/17.
Mr. Heasley:	2,600 shares on 1/5/13; 2,600 shares on 1/5/14; 2,600 shares on 1/5/15; 2,600 shares on 1/5/16; and 2,600 shares on 1/5/17.
Mr. DeChants:	9,100 shares on 1/5/13; 7,700 shares on 1/5/14; 5,200 shares on 1/5/15; and 2,200 shares on 1/5/16.
Mr. Behrman:	4,700 shares on 1/15/13; 3,700 shares on 1/5/14; 2,700 shares on 1/5/15; 1,200 shares on 1/5/16; and 400 shares on 1/5/17. Mr. Behrman forfeited his time-vesting restricted stock awards on his departure from the Company in January 2013.
Ms. Crane:	6,300 shares on 1/5/13; 5,300 shares on 1/5/14; 3,700 shares on 1/5/15; 2,200 shares on 1/5/16; and 600 shares on 1/5/17.
Ms. Kowalchik:	1,700 shares on 1/5/13; 1,700 shares on 1/5/14; 1,700 shares on 1/5/15; 400 shares on 1/5/16; and 400 shares on 1/5/17.
(3)	Vesting of the performance-based awards is based on achievement of an earnings performance goal over a three year performance period ending December 31, 2014. The number of unvested performance-based shares and corresponding market value of unvested performance shares in the table above are based on achievement of threshold goals. If the maximum goal were achieved, the number of shares and market value for each NEO would be, respectively: 36,000 shares for Mr. O’Leary at a market value of $861,480; 11,600 shares for Mr. Heasley at a market value of $277,588; 4,000 shares for Mr. Behrman at a market value of $95,720; 6,000 shares for Ms. Crane at a market value of $143,580; and 4,000 shares for Ms. Kowalchik at a market value of $95,720. Mr. Behrman forfeited his performance-based restricted stock awards on his departure from the Company in January 2013.

TABLE 5 — OPTION EXERCISES AND STOCK AWARDS VESTED DURING 2012

Table 5 sets forth information concerning the number of shares of restricted stock awarded in prior years to the NEOs with respect to which restrictions lapsed during the year 2012, and the value of such shares at the time that such restrictions lapsed. No NEO exercised any stock options during 2012.

	Stock awards
Name	Number of Shares acquired On Vesting (#)	Value Realized On Vesting ($)(1)
James O’Leary	49,000	$1,634,290
Peter C. DeChants	11,100	353,091
Anthony T. Behrman	4,300	136,783
Debra K. Crane	5,700	181,317
Laura M. Kowalchik	1,300	41,353

Notes:

(1)	Based on the closing price ($35.59) of Kaydon stock on the NYSE on 3/23/12, the vesting date with respect to 20,000 shares granted to Mr. O’Leary; and based on the closing price ($31.81) of Kaydon stock on the NYSE on 1/5/12, the vesting date for all other stock awards.

TABLE 6 — PENSION BENEFITS

Table 6 sets forth for each NEO the actuarial present value of the NEO’s accumulated benefit under the Retirement Plan and the SERP, computed as of December 31, 2012. The present value of accumulated benefits is based on each NEO’s number of Years of Credited Service (as defined and calculated under that plan). The assumptions used to determine the present value of accumulated benefits are shown below. The Company also provides employees with the opportunity to defer income pursuant to the Kaydon Corporation Employee Stock

Ownership and Thrift Plan, a defined contribution 401(k) plan. As non-participants in the Retirement Plan, Ms. Kowalchik and Mr. Heasley are the only NEOs eligible to receive matching or profit sharing contributions under this 401(k) plan. Kaydon provided matching contributions to Ms. Kowalchik under this 401(k) plan in the amount of $6,900 during 2012. As participants in the Retirement Plan, Messrs. O’Leary, DeChants and Behrman and Ms. Crane are ineligible to receive matching contributions under the 401(k) plan. The Retirement Plan and SERP are the only plans that provide monthly payment of benefits at retirement to the NEOs.

The assumptions used to determine the present value of accumulated benefits are the following: The discount rate for the Retirement Plan is 4.32% and the discount rate for the SERP is 4.36% for December 31, 2012 calculations; each NEO will retire at age 65 (in fact, or based on a deemed age at hire); and their life expectancy is based on the IRS “2013 Static Mortality Table for Non-Annuitants”.

Executive Officer Name	Plan Name	Number of Years Credited Service(#)	Present Value of Accumulated Benefit($)	Payments During Last Fiscal Year ($)
James O’Leary	Retirement Plan	5.833	$136,490	$0
	SERP(1)		9,151,466	0
Timothy J. Heasley	Retirement Plan	n/a	0	0
	SERP	n/a	n/a	n/a
Peter C. DeChants	Retirement Plan	10.333	379,761	0
	SERP	n/a	n/a	n/a
Anthony T. Behrman	Retirement Plan	5.083	107,988	0
	SERP	n/a	n/a	n/a
Debra K. Crane	Retirement Plan	5.000	167,748	0
	SERP	n/a	n/a	n/a
Laura M. Kowalchik	Retirement Plan	n/a	0	0
	SERP	n/a	n/a	n/a

Notes:

(1)	Mr. O’Leary is entitled to additional Credited Service under the SERP equal to the amount of Credited Service earned under the Retirement Plan, plus 10 years, subject to a maximum total Credited Service of 30 years. Currently, this provides Mr. O’Leary 15.833 additional Years of Credited Service in excess of his actual years of service with the Company. This increases the present value of his accumulated benefit under the SERP from $2,212,890 to $9,151,466.

Retirement Plan

In 2009, the Company amended the Retirement Plan to close eligibility for future participation in the Plan. Effective as of March 15, 2009, the Retirement Plan is limited to eligible employees on March 14, 2009, who continue in covered employment at Kaydon. For participating employees, benefits under the Retirement Plan are based on years of service and final average monthly compensation, based on the three highest consecutive calendar years during the ten most recent calendar years. Participants in the Retirement Plan generally earn one month of Credited Service for each calendar month of employment, up to a maximum of 30 Years of Credited Service. A monthly life annuity amount is determined based on the following formula: 1% times final average monthly compensation plus 0.58% times final average compensation in excess of monthly Covered Compensation, times Years of Credited Service. Covered Compensation is the average of social security wage bases in effect during the 35-year period ending in the calendar year in which the participant attains social security retirement age. Final average compensation covered by the Retirement Plan in a calendar year includes base salary, overtime pay, commissions, incentive compensation payments, amounts that are deferred under the Company’s 401(k) plan, and dividends on non-vested restricted stock grants. Normal retirement age under the Retirement Plan is age 65. Participants may commence benefits at age 55 or later with at least 10 Years of Vesting Service. A participant must have five Years of Vesting Service to be eligible for a benefit, unless they are aged 65 or older, in which case they are automatically eligible for a benefit.

SERP

The Company historically maintained a SERP as an additional tool for attracting and retaining highly compensated executives. Mr. O’Leary is the only remaining active employee participant in the SERP. Because the Retirement Plan has been amended to close eligibility for future participation, the SERP is also closed for new participants. Therefore, employees hired on or after March 15, 2009 are ineligible for participation in the SERP. The SERP provides retirement, early retirement, disability and death benefits based on the benefit formula and other plan terms contained in the Retirement Plan applied to all compensation, including compensation in excess of the Internal Revenue Service limits set forth in the Retirement Plan, and applied to service credit determined under the Retirement Plan, as increased by additional grants of service credit as described below. The SERP benefit is then reduced by benefits actually provided under the Retirement Plan. The SERP permitted the Board of Directors or the Compensation Committee to grant additional service credit to selected participants on a discretionary basis. In 2007, in connection with his recruitment as President and CEO and relocation to Michigan, the Committee credited Mr. O’Leary with an additional ten Years of Credited Service under the SERP. According to the terms of his Employment Agreement, which included terms necessary to provide a replacement for elements of compensation he was then receiving, Mr. O’Leary is entitled to one day of additional Credited Service for each day of actual Credited Service. The annual life annuity amount is determined in the same manner as in the Retirement Plan. The SERP’s benefits are based on years of service and final average compensation, which is the average compensation for the three highest consecutive calendar years during the ten most recent calendar years.

TABLE 7 — POTENTIAL PAYMENTS UPON CHANGE-IN-CONTROL OR TERMINATION

Mr. O’Leary’s employment agreement and the CICC Agreements provide for payments upon a change-in-control to the NEO subject to such agreements.

If at any time during the period beginning with the commencement of an attempt to affect a change-in-control and ending within three years after a change-in-control occurs, Mr. O’Leary’s employment is terminated by Kaydon other than for Cause, or if he voluntarily terminates his employment for Good Reason, he will be entitled to receive certain accrued obligations and other accrued benefits including an amount equal to the greater of his highest annual bonus paid during the three prior years (annualized in the event Mr. O’Leary was not employed by the Company for the whole of any such year) and the target bonus for the year of termination prorated for the year through the date of termination, plus an amount equal to three times the sum of (a) his current annual base salary plus (b) the higher of his highest annual bonus paid during the three prior years (annualized in the event Mr. O’Leary was not employed by the Company for the whole of any such year), or the target bonus for the year of termination and he will also continue to participate in Kaydon’s benefit plans until the earlier of the three year anniversary of such termination or the date he becomes employed elsewhere. In addition, in such a circumstance, all stock options, restricted stock awards, long-term incentive plan awards and any other benefits that are subject to vesting based on continued employment shall automatically become vested, unrestricted and/or exercisable, as the case may be. Mr. O’Leary will also be entitled to full outplacement services up to a maximum of $50,000 and a lump sum payment of actuarial value of his accrued benefits under the Kaydon SERP.

The CICC Agreements require a double trigger of both a change-in-control and a qualifying termination of employment for the payment of termination benefits. In the case of a qualifying termination of employment of the executive during the period beginning with the commencement of an attempt to affect a change-in-control and ending within three years after a change-in-control, then the Company will provide the executive with the following amounts:

•

a lump sum payment equal to one times (or, in the case of Mr. DeChants, three times; and in the case of Mr. Heasley, two times) the greater of (a) base salary for the year in which termination occurs, or (b) base salary for the preceding calendar year; plus a lump sum payment equal to one times (or, in the case of Mr. DeChants, three times; and in the case of Mr. Heasley, two times) the greater of (a) the average bonus paid over the most recent three-year period or (b) the target bonus level in effect for the year in which termination occurs;

•	all amounts to which the person is entitled under the Kaydon incentive compensation plans, including awards for the prior year that have not been paid at the time of termination plus 1/12 of the greater of (a) the projected incentive plan award for the year in which termination occurs or (b) the person’s incentive award for the most recently ended year, for each full or partial month prior to termination in the year of termination;

•	payment of the actuarial equivalent of the executive’s vested accrued benefit under the Company’s SERP, with the person’s award becoming fully vested and with additional credit provided for in such plan being given under certain circumstances; and

•	continued coverage under the life insurance, medical and dental insurance and accident and disability insurance plans of Kaydon until the earlier of (a) one year, or, in the case of Mr. DeChants, three years, from the date of termination of employment, (b) normal retirement date or (c) the date on which the person obtains comparable insurance at no greater cost to the person than was the case at Kaydon (the one year (or, in the case of Mr. DeChants, three year) limit does not apply to terminated executives that are 55 or older at the time of the change-in-control and are fully vested under the Retirement Plan).

In addition, the CICC Agreements provide for immediate acceleration of vesting and exercisability of all outstanding stock option, stock appreciation rights, restricted stock awards or other similar incentive compensation rights, full outplacement services to a maximum cost of 15% of the person’s base salary for the year preceding the year of termination and, in the case of Messrs. DeChants, and Behrman, and Ms. Crane, an additional “gross-up” payment to offset the effect, if any, of excise tax and the state and federal income and employment taxes resulting from this additional excise tax imposed on such lump sum payment. If the terminated executive is required to incur attorneys’ fees and expenses to enforce his rights under the CICC Agreement, the Company will also reimburse the person for such amounts.

For purposes of Mr. O’Leary’s Employment Agreement and the CICC Agreements, except as otherwise provided in such agreements for certain purposes, such as for benefits payable under the SERP, a “Change-in-Control” means any of the following:

1. The failure of the Continuing Directors at any time to constitute at least a majority of the members of the Board of Directors;

2. The acquisition by any Person (as that term is used in Section 13(d)(3) of the Exchange Act) other than an Excluded Holder of beneficial ownership of 20% or more of the voting power of Kaydon’s outstanding securities;

3. The approval by the Kaydon stockholders of a reorganization, merger or consolidation unless with a “Permitted Successor”; or

4. The approval by Kaydon stockholders of a complete liquidation or dissolution of the Company or the sale of all or substantially all of its assets other than to a Permitted Successor.

With respect to Mr. O’Leary’s Employment Agreement, for determining benefits under the SERP, and with respect to the CICC Agreements for determining SERP benefits and other certain purposes, the definition of a “Change-in-Control” means any of the following:

1. The failure of the Continuing Directors within any 12-month period to constitute at least a majority of the members of the Board;

2. The acquisition by any Person (within the meaning of Rule 13(d)(3) of the Exchange Act) of the Company’s stock representing more than 50% of the total fair market value or total voting power of the Company’s outstanding stock;

3. The date any Person acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such Person) stock of the Company possessing 30% or more of the total voting power of the Company’s outstanding stock; or

4. The date any Person (other than a Permitted Successor) acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such Person) substantially all of the assets of the Company (or, in the case of the CICC Agreements, the date any Person (other than a Permitted Successor) acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such Person), assets of the Company that have a total gross fair market value equal to or more than 40% of the total gross fair market value of all the assets of the Company immediately before such acquisition).

A “Continuing Director” (except as otherwise provided for purposes of SERP and certain other benefits) is a director approved by two-thirds of the individuals then constituting the Board of Directors. A “Permitted Successor” is a corporation which satisfies the following criteria: 60% or more of the common stock (or, in the case of the CICC Agreements, 50% in an asset sale) is owned by substantially all of the persons who were owners of Kaydon’s stock immediately prior to the change-in-control; no other person directly or indirectly owns 20% or more of outstanding common stock; and the majority of the Board of Directors is comprised of Continuing Directors. A “Permitted Successor” for purposes of SERP and, in the case of the CICC Agreements, certain other benefits, is an entity which satisfies the following criteria: a shareholder of the Company (immediately before the asset transfer) in exchange for or with respect to its stock in the Company; a subsidiary; a person that owns 50% or more of the Company’s outstanding stock; or an entity, at least 50% of the total value or voting power of which is owned by a person described (in paragraph 3 above) in the definition of Change-in-Control.

The following table summarizes the executive benefits and payments that would have been due to the CEO and the other continuing NEOs upon termination in connection with a Change-in-Control of 50% or more of the voting power of Kaydon’s outstanding securities, had such an event occurred on December 31, 2012.

CHANGE-IN-CONTROL

Benefits and Payments Upon a Change-in-Control	J. O’Leary	T. Heasley	P. DeChants	A. Behrman	D. Crane	L. Kowalchik
Base salary(1)	$2,100,000	$600,000	$855,000	$205,000	$235,000	$230,000
Bonus payments(1)	$4,200,000	$360,000	$513,000	$123,000	$141,000	$69,000
Incentive compensation(1)	$1,400,000	$0	$0	$0	$0	$0
Actuarial value of SERP Benefits(2)	$9,430,351	$0	$0	$0	$0	$0
Number of stock options vested(3)	92,000 shs	15,000 shs	17,000 shs	13,500 shs	16,500 shs	6,000 shs
and value upon termination(4)	$108,000	$0	$54,000	$27,000	$27,000	$0
Number of shares of restricted stock	96,000 shs	13,000 shs	24,200 shs	12,700 shs	18,100 shs	5,900 shs
and value upon termination(5)	$2,297,280	$311,090	$579,106	$303,911	$433,133	$141,187
Number of performance shares	26,499 shs	8,538 shs	0 shs	2,944 shs	4,416 shs	2,944 shs
and value on termination(5)	$634,121	$204,334	$0	$70,460	$105,690	$70,460
Outplacement services	$50,000	$45,000	$42,750	$30,750	$35,250	$34,500
Value of insurance benefits(6)	$30,562	$11,090	$50,180	$12,370	$12,447	$9,959
Excise tax gross-up payments	$3,322,929	n/a	$0	$0	$0	n/a
Total	$23,573,243	$1,531,514	$2,094,036	$772,491	$989,520	$555,106

Notes:

(1)	Reflects salary, bonus and incentive compensation payments due in the event of the executives’ termination under the terms of their Change-in-Control Compensation Agreements or Employment Agreement, as the case may be.
(2)	Upon a change in control, Mr. O’Leary is entitled to an accelerated lump-sum of his SERP benefit, or $9,430,351. This amount is based on 21.666 years of service, which includes discretionary service of 15.833 years awarded under the SERP through December 31, 2012.
(3)	Includes option share grants made to Mr. O’Leary as follows: 9,000 option shares at an exercise price of $31.96, 12,000 option shares at an exercise price of $14.93, 21,000 option shares at an exercise price of $24.20, and 50,000 option shares at an exercise price of $24.46; option share grants made to Mr. Heasley as follows: 15,000 option shares at an exercise price of $27.01; option share grants made to Mr. DeChants as follows: 2,000 option shares at an exercise price of $31.96, 6,000 option shares at an exercise price of $14.93, and 9,000 option shares at an exercise price of $24.20; option share grants made to Mr. Behrman as follows: 3,000 option shares at an exercise price of $14.93, 4,500 option shares at an exercise price of $24.20, and 6,000 option shares at an exercise price of $24.46; option share grants made to Ms. Crane as follows: 3,000 shares at an exercise price of $14.93, 4,500 option shares at an exercise price of $24.20, and 9,000 option shares at an exercise price of $24.46; and option share grants made to Ms. Kowalchik as follows: 6,000 option shares at an exercise price of $24.46.
(4)	Represents the difference in the option exercise price as reflected in footnote 3 above and the closing price per share of Kaydon common stock on December 31, 2012, but only to the extent the option exercise prices are less than the closing price per share of Kaydon common stock on December 31, 2012 ($23.93).
(5)	Calculated using the closing price per share of Kaydon common stock on December 31, 2012 ($23.93). Reflects shares of restricted and performance-based stock that would vest on a change-in-control under the terms of the executives’ Change-in-Control Agreement, or Employment Agreement, as the case may be. Performance shares represent the number of performance-based shares vested at target, including the effect of Dividend Performance Shares on the number of shares and value on termination.
(6)	Represents health insurance, short-term and long-term disability insurance, and, in the case of Mr. O’Leary, life insurance premiums. Assumes costs increase 10% per year, and Mr. O’Leary receives insurance coverage for three years; Mr. DeChants receives insurance coverage until the Normal Retirement Age (as defined in the Retirement Plan); and the other executives receive insurance coverage for one year.

Termination of CEO Pursuant to the Terms of his Employment Agreement (other than in relation to a Change in Control)

Pursuant to the terms of his Employment Agreement, Mr. O’Leary is entitled to payments and certain benefits upon a termination of his employment by the Company other than for cause or by Mr. O’Leary for good reason. The following summarizes the benefits and payments that would be due Mr. O’Leary upon termination by the Company other than for cause or by Mr. O’Leary for good reason if such termination had occurred on December 31, 2012:

Benefits and Payments to Mr. O’Leary Upon Termination Other Than for Cause or for Good Reason	Amount of Benefit or Payment
Base salary and bonus(1)	$4,200,000
Highest annual bonus payment(2)	$1,400,000
Insurance benefits(3)	$19,810
Number of stock options vested(4)	55,000 shs
Value upon termination(5)	$108,000
Number of shares of restricted stock(6)	60,200 shs
Value upon termination(6)	$1,440,586
SERP benefits(7)	$516,262
Excise tax gross-up payment	$0

Total	$7,684,658

(1)	Mr. O’Leary’s Employment Agreement provides for the payment, in a lump sum in cash, of an amount equal to two times the sum of his annual base salary ($700,000) and the Highest Annual Bonus

($1,400,000). According to the Employment Agreement, the Highest Annual Bonus is equal to the highest of the aggregate bonuses paid under all of the Company’s annual incentive and/or bonus plans during the prior three full fiscal years prior to the date of termination (annualized in the event Mr. O’Leary was not employed by the Company for the whole of any such fiscal year).
(2)	Mr. O’Leary is entitled to a prorated amount of the Highest Annual Bonus, depending on his date of termination. If he had been terminated on December 31, 2012, he would have been entitled to payment in an amount equal to the Highest Annual Bonus, which, in this case, would be equal to his bonus for fiscal year 2010.
(3)	Represents health insurance, short-term and long-term disability insurance and life insurance premiums for two years.
(4)	Represents the number of stock options that would have become vested or exercisable within the two year period immediately following the date of termination. Includes 9,000 shares at an exercise price of $31.96 that would have become exercisable on 2/14/13; 6,000 shares at an exercise price of $14.93 that would have become exercisable on 2/19/13; 6,000 shares at an exercise price of $14.93 that would have become exercisable on 2/19/14; 7,000 shares at an exercise price of $24.20 that would have become exercisable on 2/23/13; 7,000 shares at an exercise price of $24.20 that would have become exercisable on 2/23/14; 10,000 shares at an exercise price of $24.46 that would have become exercisable on 2/22/13; and 10,000 shares at an exercise price of $24.46 that would have become exercisable on 2/22/14.
(5)	Represents the value, if any, of the options as of December 31, 2012, but only to the extent the option exercise prices as reflected in footnote 4 above are less than the closing price per share of Kaydon common stock on December 31, 2012 ($23.93).
(6)	Represents the number of restricted shares that would have become vested within the two year period immediately following the date of termination. Calculated using the closing price per share of Kaydon common stock on December 31, 2012 ($23.93).
(7)	Represents annualized SERP benefit payment.

Termination of CEO and other NEOs Caused by Death, Disability, or Retirement

The following summarizes executive benefits and payments that would be due the CEO and other NEOs upon termination if such termination had occurred on December 31, 2012, caused by death, disability, or retirement. See discussion regarding “Retirement Plan”, “SERP” and “Long Term Equity Incentive Program” for information regarding each plan and factors to be taken into account when determining the amounts shown below.

Benefits and Payments Upon Termination	J. O’Leary	T.J. Heasley(11)	P.C. DeChants	A.T. Behrman	D.K. Crane	L.M. Kowalchik(11)
Death
Retirement Plan(1)	$8,792	n/a	$12,250	$7,231	$7,557	n/a
SERP(2)	$255,764	n/a	n/a	n/a	n/a	n/a
Life Insurance(3)	$2,450,000	$450,000	$427,500	$307,500	$352,500	$345,000
Equity Incentives(4)	$2,405,280	$311,090	$633,106	$330,911	$460,133	$141,187
Non-Equity Incentives(10)	$0	$0	$0	$0	$0	$0
Disability
Retirement Plan(5)	$0	$0	$52,858	$0	$0	$0
SERP(6)	$535,630	n/a	n/a	n/a	n/a	n/a
Life Insurance(3)	(3)	(3)	(3)	(3)	(3)	(3)
STD/LTD(7)	(7)	(7)	(7)	(7)	(7)	(7)
Equity Incentives(4)	$2,405,280	$311,090	$633,106	$330,911	$460,133	$141,187
Non-Equity Incentives(10)	$0	$0	$0	$0	$0	$0
Retirement
Retirement Plan(8)	$19,369	n/a	$35,429	$15,930	$16,647	n/a
SERP(9)	$516,262	n/a	n/a	n/a	n/a	n/a
Equity Incentives(4)	(4)	(4)	(4)	(4)	(4)	(4)
Non-Equity Incentives(10)	$0	$0	$0	$0	$0	$0

Notes:

(1)	The Retirement Plan applies to NEOs in the same manner as all other Plan participants. If the NEO was vested in the Retirement Plan at death but was not yet receiving benefits under the Plan, benefits are paid to the surviving spouse of the executive as required by law in the form of a spousal survivor annuity commencing as early as when the executive would have attained early retirement eligibility under the Plan. If the executive was receiving benefits under the Retirement Plan at death, benefits may continue to a surviving spouse or beneficiary in accordance with the terms of the benefit form previously elected. The table reflects the surviving spouse’s annual benefit had the NEO died on December 31, 2012 and the surviving spouse commenced benefits at the NEO’s normal retirement date, and assumes the participant and spouse are the same age. Benefits under the Retirement Plan would be paid monthly. Ms. Kowalchik and Mr. Heasley are not participants in the Retirement Plan.
(2)	If the executive was vested in the SERP at death but was not yet receiving benefits under the SERP, benefits (computed here with any potentially applicable additional credit under the SERP) are paid to the surviving spouse of the executive in the form of a spousal survivor annuity commencing at the earliest time payment of the survivor benefit under the Retirement Plan could commence. If the executive was receiving benefits under the SERP at death, benefits may continue to a surviving spouse or beneficiary in accordance with the terms of the benefit form previously elected. The table reflects Mr. O’Leary’s spouse’s annual benefit at December 31, 2012 and assumes the participant and spouse are the same age. Benefits under the SERP would be paid monthly.
(3)	Life Insurance (an insured benefit provided by the Company) would be payable to the named beneficiary at 150% of the NEO’s annual earnings as of the preceding December 1, up to a maximum life insurance amount of $450,000. During disability, Life Insurance continues at the level on the last day worked for up to 52 weeks. In addition Mr. O’Leary’s beneficiary would receive $2,000,000 in accordance with the Life Insurance policy per his Employment Agreement.
(4)	Upon death or disability unvested restricted stock grants will immediately vest (restrictions will lapse) and such shares are released to the designated beneficiary. Upon retirement at age 65, the restrictions imposed in each grant continue to lapse in accordance with the terms of each grant. See Tables 3 — Grants of Plan-Based Awards and 4 — Outstanding Equity Awards at Year-End above. With respect to performance-based equity awards, if more than twelve months remain in the performance period upon death, disability or retirement at or after age 65, and assuming performance is on track, executives will vest pro-rata at target level, based on the number of full months worked prior to such death, disability or retirement.
(5)	The Retirement Plan applies to NEOs in the same manner as all other Plan participants. To be eligible for Disability Retirement, a participant must have 10 Years of Vesting Service or 10 Years of Credited Service and be employed by the Company at the time of the qualifying disability. Disability Retirement Benefits are payable in the form of a monthly annuity starting at the later of normal retirement age and the first month following the last payment made under the Company’s long term disability program, and are computed using earnings prior to the last day worked and Years of Credited Service assuming the plan participant worked through the normal retirement date (or an earlier retirement date, if elected) under the Plan. If eligible for a Disability Benefit, the NEOs would receive a deferred vested benefit at age 65 in the event of termination of employment due to disability. Mr. DeChants was eligible for a Disability Benefit in the Retirement Plan on December 31, 2012, but Messrs. O’Leary and Behrman, and Ms. Crane were not vested for disability benefits in the Retirement Plan on December 31, 2012. Benefits under the Retirement Plan would be paid monthly. Ms. Kowalchik and Mr. Heasley are not participants in the Retirement Plan.
(6)	Disability Retirement Benefits are payable under the SERP in various annuity forms of payment at the later of separation from service and attainment of age 65 and are computed by assuming Years of Credited Service as though the participant had continued to work to normal retirement eligibility under the Plan and by crediting any applicable additional credit under the SERP. The Disability Retirement Benefit is offset dollar for dollar for any payments also made under the Company’s Long-Term Disability insurance program. The table reflects Mr. O’Leary’s annual Disability Retirement Benefit (prior to offset for Long-Term Disability payments) assuming disability at December 31, 2012. Although the table presents annualized benefits, SERP benefits are paid monthly.
(7)

Short-Term Disability provided by the Company provides 13 weeks at 100% of salary as of the NEO’s last day worked, 80% of salary for the next 13 weeks, and 66 2/3% of salary for the next 26 weeks. If the disability continues, Long-Term Disability (an insured benefit provided by the Company) provides the NEO 60% of his/her monthly salary as of his/her last day worked (up to a maximum benefit of $14,000 per month) less deductible sources of income (such as workers compensation, social security disability benefits, etc.) until age 65.
(8)	The Retirement Plan applies to NEOs in the same manner as all other Plan participants. Benefits are payable under the Retirement Plan in various annuity forms of payment at early or normal retirement eligibility. Ms. Kowalchik and Mr. Heasley are not participants in the Retirement Plan. Although the table presents the benefits in a Life Annuity form and as an annualized payment, the Retirement Plan benefits would be paid monthly. Retirement Plan benefits shown in the Table above are payable at age 65.
(9)	In the case of retirement other than in connection with a change-in-control, benefits are payable under the SERP in various annuity forms of payment at early or normal retirement eligibility. Benefits are calculated here by crediting any potentially applicable additional credit under the SERP.
(10)	Upon death, disability or retirement, the NEO’s non-equity incentive bonus as reflected in Table 2 will be paid to the NEO’s beneficiary, estate or former participant, as the case may be.
(11)	Ms. Kowalchik and Mr. Heasley are eligible for employer matching contributions in the Kaydon Corporation Employee Stock Ownership and Thrift Plan, a defined contribution 401(k) Plan. Although Messrs. O’Leary, DeChants, Behrman, and Ms. Crane are eligible to participate in the 401(k) Plan, they are not eligible for employer matching contributions in the 401(k) Plan because they are entitled to participate in the Retirement Plan. Employer matching contributions vest according to a 6-year graded vesting schedule (10% after one year, 20% after two years, 40% after three years, 60% after four years, 80% after five years, and 100% after six years). If the employee dies or becomes disabled (while active), they become 100% vested in their employer matching contributions. The cumulative employer matching contribution to Ms. Kowalchik’s account as of December 31, 2012 was $14,250.

Voluntary/Involuntary Termination

Other than benefits payable pursuant to the terms of employment or change-in-control agreements, or pursuant to compensation plans described in the above table, a voluntary or involuntary termination of an NEO would result in his/her losing all Company provided pay and benefits at the time of termination. Details regarding equity incentive awards and benefits under the Retirement Plan and SERP are described below:

•	Retirement Plan. Benefits are payable under the Retirement Plan in various annuity forms of payment following a voluntary or involuntary termination of employment after vesting under the Plan. Benefits are paid at early or normal retirement eligibility.

•	SERP. In the case of voluntary or involuntary termination of employment other than in connection with a change-in-control and provided the NEO did not forfeit the benefit, benefits are payable under the SERP to a vested participant in various annuity forms of payment at the later of separation from service and attainment of age 65. Benefits are calculated by crediting any potentially applicable additional credit under the SERP.

•	Equity Incentives. In the case of voluntary or involuntary termination of employment, shares of restricted stock, performance-based stock, and stock options previously awarded still subject to restrictions are forfeited and returned to the Company.

CEO Employment Agreement

In March 2007, Kaydon entered into an Employment Agreement with Mr. O’Leary in connection with his appointment as President and CEO. The Employment Agreement was amended and restated effective October 23, 2008 to conform to certain requirements of Section 409A of the Internal Revenue Code, and has not been amended in any respect since that time. The Employment Agreement provides for an annual base salary of not less than $700,000 and provides that Mr. O’Leary will participate in the Kaydon SERP and will be eligible for SERP benefits immediately upon termination of his employment for any reason. In addition, he received ten years of additional credited service under the SERP and he will receive an additional day of credited service for each day of actual credited service (up to the maximum of 30 Years of Credited Service permitted under the SERP). If Mr. O’Leary’s employment is terminated as a result of his death or disability, he or his beneficiary will be entitled to receive, in addition to any compensation, bonus and benefits accrued or deferred and unpaid as of the date of termination, an amount equal to a portion of the highest annual bonus paid to him during the three years prior to termination (prorated based on number of days worked in the year of termination). If Kaydon terminates Mr. O’Leary for Cause, he will receive an amount equal to his then current base salary through the effective date of termination to the extent unpaid, any compensation previously deferred and benefits required under the Company’s benefit plans and programs. If he voluntarily terminates his employment without Good Reason, he will be entitled to receive any compensation, bonus and benefits accrued or deferred and unpaid as of the date of termination.

If Mr. O’Leary’s employment is terminated by the Company other than for Cause, or if Mr. O’Leary voluntarily terminates his employment for Good Reason, he will be entitled to receive his accrued obligations, prorated bonus and his other benefits as in termination for death or disability, and an additional amount equal to twice the sum of his annual base salary, and his highest annual bonus paid during the three years prior to the year of termination, and he will also continue to participate in Kaydon’s benefit plans until the earlier of the two year anniversary of such termination or the date he becomes employed elsewhere. In addition, in such a circumstance, all stock options, restricted stock awards, long term incentive plan awards that are subject to vesting based on the continued employment of the executive and any other benefits that are subject to vesting during the two year period from the date of termination based on continued employment shall automatically become vested, unrestricted and/or exercisable, as the case may be.

REPORT OF THE AUDIT COMMITTEE

The following is the report of the Audit Committee (“Committee”) with respect to the Company’s audited financial statements for the fiscal year ended December 31, 2012, which include the consolidated balance sheets of the Company and its subsidiaries as of December 31, 2012 and 2011, and related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2012, and the notes thereto.

The Committee oversees the Company’s financial reporting process on behalf of the Board of Directors. The Company’s management has the primary responsibility for the financial statements, for maintaining effective internal control over financial reporting, and for assessing the effectiveness of internal control over financial reporting. In fulfilling its oversight responsibilities, the Committee reviewed and discussed the audited consolidated financial statements and the related schedules in the Annual Report with Company management, including a discussion of the quality, not just the acceptability, of the accounting principles; the reasonableness of significant judgments; and the clarity of disclosures in the financial statements.

The Committee reviewed with the independent registered public accounting firm, which is responsible for expressing an opinion on the conformity of those audited consolidated financial statements and related schedules with U.S. generally accepted accounting principles, its judgments as to the quality, not just the acceptability, of the Company’s accounting principles and such other matters as are required to be discussed with the Committee by Statement on Auditing Standards No. 61 (as amended) as adopted by the Public Company Accounting Oversight Board in Rule 3200T, other standards of the Public Company Accounting Oversight Board (United States), rules of the SEC, and other applicable regulations. In addition, the Committee has discussed with the independent registered public accounting firm the firm’s independence from Company management and the Company, including the matters disclosed in the letter from the firm received by the Committee as required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant’s communications with the Committee concerning independence, and considered the compatibility of non-audit services with the independent registered public accounting firm’s independence.

The Committee also reviewed management’s report on its assessment of the effectiveness of the Company’s internal control over financial reporting and the independent registered public accounting firm’s report on the effectiveness of the Company’s internal control over financial reporting.

The Committee discussed with the Company’s internal auditors and independent registered public accounting firm the overall scope and plans for their respective audits. The Committee meets with the internal auditors and the independent registered public accounting firm, with and without management present, to discuss the results of their examinations; their evaluations of the Company’s internal control, including internal control over financial reporting; and the overall quality of the Company’s financial reporting.

In reliance on the reviews and discussions referred to above, the Committee recommended to the Board of Directors, and the Board of Directors has approved, that the audited consolidated financial statements and related schedules and management’s assessment of the effectiveness of the Company’s internal control over financial reporting be included in the Annual Report on Form 10-K for the year ended December 31, 2012 for filing by the Company with the SEC. The Committee and the Board of Directors also have recommended, subject to stockholder ratification, the selection of the Company’s independent registered public accounting firm.

William K. Gerber (Chairman)

Mark A. Alexander

Patrick P. Coyne

Timothy J. O’Donovan

Audit Fee Summary

Fees for professional services provided by Ernst & Young LLP, our independent registered public accounting firm, in each of the last two years, in each of the following categories are:

	2012	2011
Audit fees	$960,000	$826,000
Audit-related fees	21,000	38,000
Tax Compliance fees	166,000	187,000
Tax Planning (non-compliance) fees	334,000	435,000
All other fees	0	0

Total fees	$1,481,000	$1,486,000

Total audit, audit-related and tax compliance fees	$1,147,000	$1,051,000

Percent of total fees	77.4%	70.7%

Audit fees include fees associated with the annual audit, reviews of the quarterly reports on Form 10-Q, statutory audits required internationally, comfort letters, when requested, and consents related to filings with the SEC. Audit-related fees principally include accounting consultation related to possible acquisitions and financial reporting standards, and employee benefit plan audits. Tax fees include tax compliance, tax advice and tax planning, including international tax services.

Auditor Independence

The Audit Committee has determined that the provision of services rendered above is compatible with maintaining Ernst & Young LLP’s independence.

All audit related, tax and other services were pre-approved by the Audit Committee, which concluded that the provision of such services by Ernst & Young LLP was compatible with the maintenance of that firm’s independence in the conduct of its auditing functions. The Audit Committee’s Policies and Procedures for the

Pre-Approval of Audit and Non-Audit Services provide for pre-approval of audit, audit-related, tax and other services specifically described by the Audit Committee on an annual basis and, in addition, individual engagements anticipated to exceed pre-established thresholds must be separately pre-approved.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Kaydon’s “Code of Business Conduct and Ethics for Directors, Officers and Employees,” deals with conflicts of interest and requires each director and executive officer to disclose to the Chairman of the Audit Committee (or, in the case of the Chairman of the Audit Committee, that he or she disclose to the Lead Director) the possible occurrence of any transaction in which the Company will be a participant and which would be required to be disclosed in the Company’s proxy statement under current SEC proxy regulations because the director, executive officer or related person has a direct or indirect material interest in the proposed transaction. Disclosure must be made prior to the time the proposed transaction is approved or authorized on behalf of Kaydon. Upon such disclosure, the proposed transaction will be reviewed by a committee comprised of two non-employee directors none of whom shall have any direct or indirect material interest in the proposed transaction, to determine whether the proposed transaction is fair to the Company. If this committee determines that the transaction would not be fair to the Company, Kaydon will not enter into the proposed transaction.

There are no relationships or related party transactions requiring disclosure under applicable SEC rules.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires each director and certain officers of Kaydon, and any person or entity that owns more than 10% of Kaydon common stock to file with the SEC, by a specified date, certain reports of ownership and changes in ownership of Kaydon’s common stock. Stockholders who own more than 10% of Kaydon common stock are required to furnish to Kaydon copies of all reports they file under Section 16(a). The Sarbanes-Oxley Act of 2002 mandates that most of these reports under Section 16(a) must be filed by the second business day after the event that gave rise to the required filing has occurred. Based upon a review of reports that were filed by Kaydon’s directors and officers and written representations from those directors and officers that no other reports were required, the Company believes that during fiscal year 2012 its directors and officers complied with all such requirements.

CODE OF ETHICS

The Company has adopted a Code of Ethics for the Chief Executive Officer and Senior Financial Officers that applies to the Company’s chairman, chief executive officer, president, chief financial officer, chief accounting officer, and any person who performs similar functions; and intends to satisfy the disclosure requirement under Item 10 of Form 8-K by posting such information on its website at www.kaydon.com. The Company has adopted a Code of Business Conduct and Ethics for Directors, Officers and Employees, which is available on the Company’s website at www.kaydon.com. Also the Company has adopted Corporate Governance Guidelines, which are available on its website at www.kaydon.com and in print, without charge, to any stockholder who requests them. The information contained on Kaydon’s website should not be deemed filed with, and is not incorporated by reference into, this Proxy Statement or any of Kaydon’s other filings under the Securities Act of 1933, as amended, or the Exchange Act of 1934, as amended, except to the extent that Kaydon specifically so provides.

Annex II 745 Seventh Avenue New York, NY 10019 United States

September 4, 2013

Board of Directors

Kaydon Corporation

2723 South State Street

Suite 300

Ann Arbor, MI 48104

Members of the Board of Directors:

We understand that Kaydon Corporation (the “Company”) proposes to enter into a transaction with Atlas Management, Inc. (“Parent”) pursuant to which (i) Dublin Acquisition Sub Inc., a wholly-owned subsidiary of Parent (“Merger Sub”), will commence a tender offer (the “Tender Offer”) to purchase all of the outstanding shares of common stock, par value $0.10 per share, of the Company (the “Company Common Stock”) at a price of $35.50 per share in cash (the “Consideration”), and (ii) following consummation of the Tender Offer, it is contemplated that Merger Sub will merge with and into the Company (the “Merger”, and together with the Tender Offer, the “Proposed Transaction”) and each outstanding share of Company Common Stock not tendered in the Tender Offer (other than shares to be cancelled pursuant to the Agreement and Dissenting Shares (as defined in the Agreement)) will be converted into the right to receive the Consideration. The terms and conditions of the Proposed Transaction are set forth in more detail in the Agreement and Plan of Merger by and among Parent, Merger Sub and the Company (the “Agreement”). The summary of the Proposed Transaction set forth above is qualified in its entirety by the terms of the Agreement.

We have been requested by the Board of Directors of the Company to render our opinion with respect to the fairness, from a financial point of view, to the Company’s stockholders of the Consideration to be offered to such stockholders in the Proposed Transaction. We have not been requested to opine as to, and our opinion does not in any manner address, the Company’s underlying business decision to proceed with or effect the Proposed Transaction or the likelihood of consummation of the Proposed Transaction. In addition, we express no opinion on, and our opinion does not in any manner address, the fairness of the amount or the nature of any compensation to any officers, directors or employees of any parties to the Proposed Transaction, or any class of such persons, relative to the Consideration to be offered to the stockholders of the Company in the Proposed Transaction.

In arriving at our opinion, we reviewed and analyzed: (1) a draft of the Agreement, dated as of September 4, 2013 and the specific terms of the Proposed Transaction; (2) publicly available information concerning the Company that we believe to be relevant to our analysis, including its 2013 Annual Proxy Statement, Annual Report on Form 10-K for the fiscal year ended December 31, 2012 and Quarterly Reports on Form 10-Q for the fiscal quarters ended March 30, 2013 and June 29, 2013; (3) financial and operating information with respect to the business, operations and prospects of the Company furnished to us by the Company, including financial projections of the Company prepared by management of the Company; (4) a trading history of the Company Common Stock from September 3, 2012 to September 3, 2013; (5) a comparison of the historical financial results and present financial condition of the Company with those of other companies that we deemed relevant; and (6) a comparison of the financial terms of the Proposed Transaction with the financial terms of certain other transactions that we deemed relevant. In addition, we have had discussions with the management of the Company concerning its business, operations, assets, liabilities, financial condition and prospects and have undertaken such other studies, analyses and investigations as we deemed appropriate.

In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without any independent verification of such information (and have not assumed responsibility or liability for any independent verification of such information) and have further relied upon the assurances of the management of the Company that they are not aware of any facts or circumstances that would make any such information provided by the Company inaccurate or misleading. With respect to the financial projections of the Company, upon the advice of the Company, we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company and that the Company will perform in accordance with such projections. We assume no responsibility for and we express no view as to any such projections or estimates or the assumptions on which they are based. In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of the Company and have not made or obtained any evaluations or appraisals of the assets or liabilities of the Company. We have been requested to solicit third party indications of interest in the possible acquisition of all or a part of the Company’s business for a specified period after the date of the Agreement as permitted by the provisions thereof (the “Go-Shop”). Our opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter. We assume no responsibility for updating or revising our opinion based on events or circumstances that may occur after the date of this letter.

We have assumed that the executed Agreement will conform in all material respects to the last draft reviewed by us. In addition, we have assumed the accuracy of the representations and warranties contained in the Agreement and all agreements related thereto. We have also assumed, upon the advice of the Company, that all material governmental, regulatory and third party approvals, consents and releases for the Proposed Transaction will be obtained within the constraints contemplated by the Agreement and that the Proposed Transaction will be consummated in accordance with the terms of the Agreement without waiver, modification or amendment of any material term, condition or agreement thereof. We do not express any opinion as to any tax or other consequences that might result from the Proposed Transaction, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that the Company has obtained such advice as it deemed necessary from qualified professionals.

Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, from a financial point of view, the Consideration to be offered to the stockholders of the Company in the Proposed Transaction is fair to such stockholders.

We have acted as financial advisor to the Company in connection with the Proposed Transaction, including in connection with the Go-Shop, and will receive a fee for our services, a portion of which is payable upon rendering this opinion and a substantial portion of which is contingent upon the consummation of the Proposed Transaction. In addition, the Company has agreed to reimburse our expenses and indemnify us for certain liabilities that may arise out of our engagement. We have performed various investment banking and financial services for the Company in the past, and expect to perform such services in the future, and have received, and expect to receive, customary fees for such services. Specifically, we currently act as a lender to the Company in its $250 million revolving credit facility and its $150 million term loan facility. In addition, we and our affiliates in the future may provide or seek to provide investment banking and other financial services to Parent and its affiliates for which we would expect to receive customary fees.

Barclays Capital Inc. and its affiliates engage in a wide range of businesses from investment and commercial banking, lending, asset management and other financial and non-financial services. In the ordinary course of our business, we and our affiliates may actively trade and effect transactions in the equity, debt and/or other securities (and any derivatives thereof) and financial instruments (including loans and other obligations) of the Company and Parent and their respective affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold long or short positions and investments in such securities and financial instruments.

This opinion, the issuance of which has been approved by our Fairness Opinion Committee, is for the use and benefit of the Board of Directors of the Company and is rendered to the Board of Directors in connection with its consideration of the Proposed Transaction. This opinion is not intended to be and does not constitute a recommendation to any stockholder of the Company as to whether to accept the Consideration to be offered to the stockholders in connection with the Proposed Transaction.

Very truly yours,

BARCLAYS CAPITAL INC.

ANNEX III

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW—RIGHTS OF APPRAISAL

Appraisal Rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

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(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation”, and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation”.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to

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§ 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing

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appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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